    As filed with the Securities and Exchange Commission on June 13, 1997

                        Registration No. 333-___________


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                                 CFX CORPORATION
               (Exact name of registrant as specified in charter)

New Hampshire                       6712                           02-0402421
(State or other               (Primary Standard              (I.R.S. Employer
jurisdiction of           Industrial Classification       Identification No.)
incorporation or                Code Number)
organization)

                                 102 Main Street
                           Keene, New Hampshire 03431
                                 (603) 352-2502
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               Gregg R. Tewksbury
                             Chief Financial Officer
                                 CFX Corporation
                                 102 Main Street
                           Keene, New Hampshire 03431
                                 (603) 355-8607
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
Steven Kaplan, Esq.                               Edward G. Young, Esq.
Arnold & Porter                                   Hale & Dorr
555 12th Street, N.W.                             60 State Street
Washington, DC 20008                              Boston, Massachusetts 02109
(202) 942-5998                                    (617) 526-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box [ ]

                         CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
                                      Proposed      Proposed
Title of each                         maximum       maximum          Amount
class of securities     Amount to be  offering      aggregate        of regis-
to be registered        registered    price per     offering         tration
                                      unit          price            fee
--------------------------------------------------------------------------------
Common Stock
($0.66 2/3 Par Value)   6,400,000    $15.60(1)     $99,840,000(1)  $30,255(2)

--------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the registration fee. Computed in accordance with Rule 457(f)(1) on the basis of the average of high and low prices of Common Stock of Portsmouth Bank Shares, Inc. on The Nasdaq Stock Market on June 6, 1997 of $16.06, as adjusted to reflect the maximum Portsmouth Exchange Ratio of 1.0294.

(2) $17,249.98 was previously paid in connection with the filing of proxy materials with the Commission by CFX Corporation on April 17, 1997 pursuant to Rule 14a-6(i)(4) under the Securities Exchange Act of 1934, as amended. $13,005 is paid herewith.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                          PORTSMOUTH BANK SHARES, INC.
                                333 STATE STREET
                        PORTSMOUTH, NEW HAMPSHIRE 03801
                                 (603) 436-6630

                                                                   June 18, 1997

Dear Stockholder:

     You are cordially invited to attend a Special Meeting of Stockholders of Portsmouth Bank Shares, Inc. ("Portsmouth") to be held on July 31, 1997 at 10:00 a.m., at Yoken's Restaurant and Conference Center, Route 1, Portsmouth, New Hampshire 03801 (the "Special Meeting").

     At the Special Meeting, stockholders will be asked to approve the Agreement and Plan of Reorganization, dated as of February 13, 1997, by and among Portsmouth, its wholly owned subsidiary Portsmouth Savings Bank ("Portsmouth Savings"), CFX Corporation ("CFX") and CFX's wholly owned subsidiary CFX Bank (the "Reorganization Agreement") and the related Plan of Share Exchange (the "Plan of Exchange" and, together with the Reorganization Agreement, the "Acquisition Agreement"). CFX, a New Hampshire corporation, is a registered bank holding company with its principal place of business in Keene, New Hampshire.

     If the Acquisition Agreement is approved and the acquisition of Portsmouth by CFX (the "Acquisition") is consummated, each outstanding share of Portsmouth Common Stock, other than shares as to which dissenters' rights have been perfected and shares held by Portsmouth as treasury stock, will be converted into the right to receive 0.9314 shares of CFX Common Stock, subject to adjustment, as described below, in certain circumstances depending upon the average closing price per share of CFX Common Stock on the American Stock Exchange during the 10 trading-day period ending immediately prior to receipt of the final required regulatory approval for the Acquisition (the "Average CFX Trading Price").

     The exchange ratio per share of Portsmouth Common Stock will be subject to adjustment as follows: if the Average CFX Trading Price is equal to or less than $17.375, but is greater than $15.70, the exchange ratio per share of Portsmouth Common Stock will be the quotient obtained by dividing $16.1765 by the Average CFX Trading Price. If the Average CFX Trading Price is equal to or less than $15.70, the exchange ratio per share of Portsmouth Common Stock will be 1.0294. If the Average CFX Trading Price is equal to or less than $14.20, Portsmouth may terminate the Acquisition unless CFX agrees to issue additional shares of CFX Common Stock such that the adjusted exchange ratio per share of Portsmouth Common Stock is equal to the quotient obtained by dividing $14.6176 by the Average CFX Trading Price. Tables illustrating the exchange ratio and the value of CFX Common Stock to be received by Portsmouth stockholders are set forth in the attached Proxy Statement-Prospectus.

     The foregoing dollar amounts, Exchange Ratios and other numbers have been restated to give effect to the 2% stock dividend that was paid by Portsmouth on March 15, 1997. Such dividend did not increase or otherwise affect the aggregate amount of CFX Common Stock to be distributed to holders of Portsmouth Common Stock in connection with the Acquisition.

     CFX's banking subsidiaries have a total of 42 offices, located primarily in southwestern and central New Hampshire and the contiguous market of north central Massachusetts, with total deposits of approximately $1.2 billion and total assets of approximately $1.7 billion at March 31, 1997. Portsmouth Savings conducts business through three offices located in southeastern New Hampshire, with total deposits of approximately $194 million and total assets of approximately $263 million at March 31, 1997. It is intended that Portsmouth Savings will be operated as a division of CFX Bank following the Acquisition.

     The Acquisition and the Acquisition Agreement are described in the accompanying Proxy Statement-Prospectus, the forepart of which includes a summary of the terms of the Acquisition and certain other information relating to the proposed transaction. Consummation of the Acquisition is subject to certain conditions, including the approval of the Acquisition Agreement by the holders of a majority of Portsmouth's outstanding Common Stock and a majority of CFX's outstanding Common Stock, as well as regulatory approvals. We urge you to read the Proxy Statement-Prospectus carefully.

     Portsmouth's Board of Directors (the "Portsmouth Board") has received the opinion of its financial advisor, Tucker Anthony Incorporated ("Tucker Anthony"), that the Acquisition Consideration (as defined in the Proxy Statement-Prospectus) is fair to the stockholders of Portsmouth from a financial point of view, and the Portsmouth Board has determined that the Acquisition Agreement is in the best interest of Portsmouth stockholders and the various other constituencies which Portsmouth serves, including depositors, borrowers, employees and the Portsmouth community.

     ACCORDINGLY, THE PORTSMOUTH BOARD HAS UNANIMOUSLY APPROVED THE ACQUISITION AGREEMENT, THE ACQUISITION AND RELATED TRANSACTIONS, AND RECOMMENDS THAT YOU VOTE IN FAVOR OF THE ACQUISITION AGREEMENT AT THE SPECIAL MEETING.

     Tucker Anthony's opinion is summarized in the Proxy Statement-Prospectus, and the complete opinion is included as Appendix C to the Proxy
Statement-Prospectus. We urge you to read these items carefully.

     YOUR VOTE IS IMPORTANT. FAILURE TO VOTE WILL HAVE THE SAME EFFECT AS A VOTE AGAINST THE ACQUISITION AGREEMENT. You are urged to sign, date and mail the enclosed proxy card promptly in the postage-prepaid envelope provided, whether or not you plan to attend the Special Meeting. If you attend the Special Meeting, you may vote in person even if you have already mailed your proxy card.

     Portsmouth stock certificates should not be returned with the proxy and should not be forwarded until you receive a letter of transmittal that will be provided shortly after the Acquisition is consummated.

     On behalf of the Portsmouth Board, thank you for your continued support. We appreciate your interest in Portsmouth.

                                Sincerely yours,

/s/ Robert W. Simpson                            /s/ Harry R. Hart
ROBERT W. SIMPSON                                HARRY R. HART
Chairman of the Board                            President and Chief Executive Officer

                          PORTSMOUTH BANK SHARES INC.
                                333 STATE STREET
                        PORTSMOUTH, NEW HAMPSHIRE 03801
                                 (603) 436-6630

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                          TO BE HELD ON JULY 31, 1997

To the Stockholders of Portsmouth Bank Shares, Inc.

     Notice is hereby given that a Special Meeting of the Stockholders of Portsmouth Bank Shares, Inc. ("Portsmouth") will be held on July 31, 1997 at 10:00 a.m., local time, at Yoken's Restaurant and Conference Center, Route 1, Portsmouth, New Hampshire 03801 for the purpose of considering and voting upon the following matters:

          1. A proposal to approve and adopt the Agreement and Plan of Reorganization, dated as of February 13, 1997, by and among Portsmouth, Portsmouth's wholly owned subsidiary Portsmouth Savings Bank, CFX Corporation ("CFX") and CFX's wholly owned subsidiary CFX Bank (the "Reorganization Agreement") and the related Plan of Share Exchange (the "Plan of Exchange" and, together with the Reorganization Agreement, the "Acquisition Agreement"), and each of the transactions contemplated thereby, pursuant to which Acquisition Agreement all of the outstanding capital stock of Portsmouth, par value $0.10 per share, would be acquired by CFX, and shareholders of Portsmouth would receive shares of common stock of CFX, par value $0.66 2/3 per share, all as more fully described in the attached Proxy Statement-Prospectus. A copy of the Acquisition Agreement is attached as Appendix A to the accompanying Proxy Statement-Prospectus and the related Plan of Share Exchange attached thereto as Annex A.

          2. Such other matter or matters as may properly come before the meeting or any adjournment or adjournments thereof.

     Only stockholders of record at the close of business on June 12, 1997 (the "Record Date") are entitled to notice of and to vote at the Special Meeting. The affirmative vote of the holders of a majority of the shares of Common Stock of Portsmouth outstanding on the Record Date is required for approval of the Acquisition Agreement.

     The persons named as proxies may propose and vote for one or more adjournments or postponements of the Special Meeting to permit further solicitation of proxies in favor of the foregoing proposal.

     If the proposal described in Item 1 above is approved by the stockholders at the Special Meeting and effected by Portsmouth, stockholders of Portsmouth who follow the procedures set forth in Sections 293-A:13.01 through 293-A:13.31 of the New Hampshire Revised Statutes Annotated will have dissenters' rights of appraisal as therein provided.

     A PROXY STATEMENT-PROSPECTUS IS SET FORTH ON THE FOLLOWING PAGES AND A PROXY CARD IS ENCLOSED HEREWITH. TO ENSURE THAT YOUR VOTE IS COUNTED, PLEASE COMPLETE, SIGN, DATE AND RETURN THE PROXY CARD IN THE ENCLOSED POSTAGE-PAID RETURN ENVELOPE, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. HOWEVER, ATTENDANCE AT THE SPECIAL MEETING WILL NOT OF ITSELF CONSTITUTE REVOCATION OF A PROXY. IF YOUR SHARES ARE NOT REGISTERED IN YOUR OWN NAME, YOU WILL NEED

ADDITIONAL DOCUMENTATION FROM THE HOLDER OF RECORD OF SUCH SHARES IN ORDER TO VOTE PERSONALLY AT THE SPECIAL MEETING.

                                            By Order of the Board of Directors

                                            /s/ Mark E. Simpson
                                            MARK E. SIMPSON
                                            Secretary and Treasurer

Portsmouth, New Hampshire
June 18, 1997

                          PORTSMOUTH BANK SHARES, INC.
                            ------------------------

                           PROXY STATEMENT-PROSPECTUS
                                      FOR
                        SPECIAL MEETING OF STOCKHOLDERS

                            TO BE HELD JULY 31, 1997

                            ------------------------

                                  INTRODUCTION

     This Proxy Statement-Prospectus is being furnished to stockholders of Portsmouth Bank Shares, Inc. ("Portsmouth") in connection with the solicitation of proxies by the Board of Directors of Portsmouth (the "Portsmouth Board") for use at the Special Meeting of Stockholders, and any adjournment thereof, to be held at the time and place set forth in the accompanying notice (the "Special Meeting"). It is anticipated that the mailing of this Proxy Statement-Prospectus and the enclosed proxy card will commence on or about June 18, 1997.

     At the Special Meeting, stockholders of Portsmouth will be asked to approve an Agreement and Plan of Reorganization, dated as of February 13, 1997, by and among Portsmouth, its wholly owned subsidiary, Portsmouth Savings Bank ("Portsmouth Savings"), CFX Corporation ("CFX"), and CFX's wholly owned subsidiary, CFX Bank (the "Reorganization Agreement"), and a related Plan of Share Exchange (the "Plan of Exchange" and, together with the Reorganization Agreement, the "Acquisition Agreement"), providing for the acquisition (the "Acquisition") by CFX pursuant to a vote of Portsmouth's stockholders, of all of the issued and outstanding shares of Portsmouth Common Stock (as defined below). The Acquisition is expected to be followed by the merger (the "Holding Company Merger") of Portsmouth with and into CFX with CFX as the surviving corporation (the "Surviving Corporation") and the merger of Portsmouth Savings with and into CFX Bank (the "Bank Merger"). CFX is a New Hampshire corporation and a registered bank holding company. The Acquisition Agreement is attached to this Proxy Statement-Prospectus as Appendix A.

     At the Effective Date (as defined below), each share of common stock, par value $0.10 per share, of Portsmouth ("Portsmouth Common Stock") issued and outstanding immediately prior to the Effective Date (each such share to include an attached right issued pursuant to the Portsmouth Rights Agreement (as defined below)) other than Dissenting Shares (as defined below) and except as otherwise provided in the Acquisition Agreement, will be exchanged for an amount of common stock, par value $0.66 2/3 per share, of CFX ("CFX Common Stock") equal to one share multiplied by the appropriate Exchange Ratio (as defined below) and cash in lieu of any fractional share of CFX Common Stock.

     The number of shares of CFX Common Stock to be received for each share of Portsmouth Common Stock (the "Exchange Ratio") will be a function of the average closing price of CFX Common Stock on the American Stock Exchange ("AMEX") for the ten consecutive trading days preceding receipt of the last regulatory approval required for consummation of the Acquisition (the "Average CFX Trading Price").

     Each outstanding share of Portsmouth Common Stock will be exchanged for
0.9314 shares of CFX Common Stock if the Average CFX Trading Price is greater than $17.375. If the Average CFX Trading Price is between $15.70 and $17.375, the Exchange Ratio per share of Portsmouth Common Stock will be the quotient obtained by dividing $16.1765 by the Average CFX Trading Price. If the Average CFX Trading Price is less than $15.70, the Exchange Ratio per share of Portsmouth Common Stock will be 1.0294. If the Average CFX Trading Price is $14.20 or less, Portsmouth may terminate the Acquisition Agreement unless CFX agrees to issue additional shares of CFX Common Stock such that the adjusted Exchange Ratio per share of Portsmouth Common Stock is equal to the quotient obtained by dividing $14.6176 by the Average CFX Trading Price (the "Cure Ratio") but the Exchange Ratio will be equal to 1.0294 if the Average CFX Trading Price is $14.20 or less and Portsmouth does not elect to terminate the Acquisition. If Portsmouth does elect to terminate the Acquisition, CFX is not required to agree to the Cure Ratio.

     The foregoing dollar amounts, Exchange Ratios and other numbers have been restated to give effect to the 2% stock dividend that was paid by Portsmouth on March 15, 1997. Such dividend did not increase or otherwise affect the aggregate amount of CFX Common Stock to be distributed to holders of Portsmouth Common Stock in connection with the Acquisition.

     If the Average CFX Trading Price were to be equal to $18.50, the closing price of CFX Common Stock on February 12, 1997 (the last trading day prior to announcement of the proposed Acquisition), the aggregate consideration to be paid in connection with the Acquisition would have a value of approximately $106 million.

     The following table shows the Exchange Ratio at various Average CFX Trading Prices, together with the Per Portsmouth Share Value in each case. The Per Portsmouth Share Value is calculated by multiplying the Average CFX Trading Price by the applicable Exchange Ratio, and represents the value of the CFX Common Stock that would be received in the Acquisition for each share of Portsmouth Common Stock based on the Average CFX Trading Price. Because the Average CFX Trading Price is based on the trading prices of CFX Common Stock on AMEX for the ten trading days prior to receipt of the last regulatory approval necessary for consummation of the Acquisition, such price could be determined several weeks prior to the Effective Date. The market price of CFX Common Stock at the Effective Date could differ materially from the Average CFX Trading Price used to determine the Exchange Ratio, and the actual value of the shares issued in the Acquisition therefore could differ materially from the Per Portsmouth Share Value.

   AVERAGE CFX                                     PER PORTSMOUTH
  TRADING PRICE           EXCHANGE RATIO           SHARE VALUE(1)
------------------    -----------------------    ------------------
More than $17.375     0.9314                     $16.19 or more
$15.71 to $17.375     $16.1765 / Average CFX     $16.18
                      Trading Price
$15.70 or less(1)     1.0294                     $16.16 or less(1)

---------------

(1) If the Average CFX Trading Price is $14.20 or less, Portsmouth by action of its Board of Directors may, but need not, seek to terminate the Acquisition Agreement by giving written notice to CFX prior to the third day preceding the Closing Date (as defined below). Within two business days thereafter, CFX may elect to increase the Exchange Ratio to the quotient obtained by dividing $14.6176 by the Average CFX Trading Price, pursuant to the terms of the Acquisition Agreement. If CFX makes such an election, the Acquisition Agreement will not terminate and the Acquisition will be consummated at the increased Exchange Ratio. In determining whether to elect to terminate the Acquisition Agreement in these circumstances, the Portsmouth Board will, consistent with its fiduciary duties, take into account all relevant facts and circumstances existing at the time, including without limitation: whether it believes that CFX is prepared to (i) adopt the revised Exchange Ratio described above, (ii) acquiesce in the termination of the Acquisition or (iii) seek to negotiate for a lesser increase in the Exchange Ratio; the market for CFX Common Stock and bank stocks in general and the relative value of the Portsmouth Common Stock in the market; and the advice of its financial advisors and legal counsel. By approving the Acquisition Agreement, the Portsmouth stockholders will be permitting the Portsmouth Board to determine, in the exercise of its fiduciary duties and without any further solicitation of the Portsmouth stockholders, whether or not to proceed with the Acquisition if the Average CFX Trading Price during the pricing period were $14.20 or less. See "THE PROPOSED ACQUISITION -- Closing; Effective Date; Termination."

     For a more complete description of the Acquisition Agreement and the terms of the Acquisition, see the table and graph depicting the pricing mechanism in "SUMMARY -- The Proposed Acquisition" and the narrative description in "THE PROPOSED ACQUISITION -- Terms of the Acquisition."

     THE SHARES OF COMMON STOCK OF CFX CORPORATION TO BE ISSUED IN CONNECTION WITH THE PROPOSED MERGER OF PORTSMOUTH WITH CFX CORPORATION ARE

NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER INSURER OR GOVERNMENT AGENCY.

     THE CFX COMMON STOCK TO BE ISSUED IN CONNECTION WITH THE ACQUISITION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES AUTHORITY NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT-PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     No person is authorized to give any information or to make any representation not contained in this Proxy Statement-Prospectus and, if given or made, such information or representation should not be relied upon as having been authorized.

     This Proxy Statement-Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this Proxy Statement-Prospectus, in any jurisdiction, to any person to whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. Neither the delivery of this Proxy Statement-Prospectus nor any distribution of securities made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of CFX or Portsmouth since the date of this Proxy Statement-Prospectus.

     This Proxy Statement-Prospectus constitutes a prospectus of CFX for up to 6,400,000 shares of CFX Common Stock issuable in connection with the Acquisition.

     The date of this Proxy Statement-Prospectus is June 18, 1997.

                               TABLE OF CONTENTS

                                                                                     PAGE NO.
                                                                                     --------
INTRODUCTION.......................................................................       1
AVAILABLE INFORMATION; DOCUMENTS INCORPORATED BY REFERENCE.........................       5
SUMMARY............................................................................       7
CFX CORPORATION SELECTED HISTORICAL FINANCIAL
  DATA.............................................................................      19
PORTSMOUTH BANK SHARES, INC. SELECTED HISTORICAL
  FINANCIAL DATA...................................................................      20
CFX CORPORATION -- PORTSMOUTH BANK SHARES, INC. SELECTED PRO FORMA COMBINED
  FINANCIAL DATA (UNAUDITED).......................................................      21
MEETING INFORMATION................................................................      22
     Date, Place and Time..........................................................      22
     Record Date; Voting Rights....................................................      22
     Voting and Revocation of Proxies..............................................      22
     Solicitation of Proxies.......................................................      23
     Beneficial Ownership..........................................................      24
THE PROPOSED ACQUISITION...........................................................      25
     Background of the Acquisition.................................................      25
     Reasons for the Acquisition; Recommendation of the Board of Directors.........      27
     Opinion of the Financial Advisor..............................................      28
     Terms of the Acquisition......................................................      32
     Surrender of Certificates.....................................................      34
     Resale of CFX Common Stock....................................................      35
     Representations and Warranties; Conditions to the Acquisition; Waiver.........      36
     Regulatory and Other Approvals................................................      37
     Business Pending the Acquisition..............................................      38
     Closing; Effective Date; Termination..........................................      38
     Management and Operations after the Acquisition...............................      39
     Effect on Employees and Benefit Plans.........................................      40
     Certain Federal Income Tax Consequences.......................................      42
     Accounting Treatment..........................................................      43
     Stock Option Agreement........................................................      43
     Rights of Dissenting Stockholders.............................................      44
     Certain Differences in the Rights of Stockholders.............................      46
PRO FORMA CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)...........................      50
CERTAIN REGULATORY CONSIDERATIONS..................................................      57
LEGAL OPINIONS.....................................................................      60
EXPERTS............................................................................      60
APPENDIX A -- AGREEMENT AND PLAN OF REORGANIZATION (INCLUDING RELATED PLAN OF SHARE
  EXCHANGE AS ANNEX A).............................................................     A-1
APPENDIX B -- STOCK OPTION AGREEMENT...............................................     B-1
APPENDIX C -- OPINION OF TUCKER ANTHONY INCORPORATED...............................     C-1
APPENDIX D -- SECTIONS 293-A:13.01 THROUGH 293-A:13.31 OF THE
  NEW HAMPSHIRE REVISED STATUTES ANNOTATED.........................................     D-1

           AVAILABLE INFORMATION; DOCUMENTS INCORPORATED BY REFERENCE

     Portsmouth, CFX and Community Bankshares, Inc. ("Community") are each subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Proxy statements, reports and other information concerning Portsmouth, CFX and Community can be inspected and copied at the office of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and the Commission's Regional Offices in New York (7 World Trade Center, Suite 1300, New York, New York 10048) and Chicago (CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661), and copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web site (located at http://www.sec.gov) which contains reports, proxy and information statements and other information regarding Portsmouth, CFX and Community. Portsmouth Common Stock and Community common stock are listed on the Nasdaq National Market (the "Nasdaq NM"). Consequently, reports, proxy statements and other information concerning Portsmouth and Community may also be inspected at the offices of the Nasdaq Stock Market, Inc. at 1735 K Street, N.W., Washington, D.C. 20006. CFX Common Stock is listed on the American Stock Exchange. Consequently, reports, proxy statements and other information concerning CFX may also be inspected at the offices of the American Stock Exchange, Inc., 86 Trinity Place, New York, New York 10006.

     CFX has filed a Registration Statement (the "Registration Statement") on Form S-4 under the Securities Act of 1933, as amended (the "Securities Act"), relating to the securities to be issued in connection with the Acquisition. For further information pertaining to the securities of CFX to which this Proxy Statement-Prospectus relates, reference is made to the Registration Statement, including the exhibits and schedules filed as a part thereof. This Proxy Statement-Prospectus does not contain all the information set forth in the Registration Statement and exhibits thereto which CFX has filed with the Commission under the Securities Act, which Registration Statement and exhibits thereto may be obtained from the Commission in the manner described above and to which reference is hereby made. Although CFX and Portsmouth believe that all material aspects of the Acquisition have been addressed herein, statements contained in this Proxy Statement-Prospectus or in any document incorporated by reference herein or in the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such other documents filed as exhibits to the Registration Statement, each such statement being qualified in all respects by such reference.

     THIS PROXY STATEMENT-PROSPECTUS INCORPORATES BY REFERENCE DOCUMENTS RELATING TO CFX, PORTSMOUTH AND COMMUNITY THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF ANY SUCH DOCUMENTS, OTHER THAN CERTAIN EXHIBITS THERETO, ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER OF PORTSMOUTH COMMON STOCK, TO WHOM THIS PROXY STATEMENT-PROSPECTUS IS DELIVERED UPON WRITTEN OR ORAL REQUEST TO, IN THE CASE OF INFORMATION CONCERNING CFX, CFX CORPORATION, 102 MAIN STREET, KEENE, NEW HAMPSHIRE 03431, ATTENTION:
GREGG R. TEWKSBURY, CHIEF FINANCIAL OFFICER (TELEPHONE: 603-352-2502), IN THE CASE OF INFORMATION CONCERNING PORTSMOUTH, PORTSMOUTH BANK SHARES, INC., 333 STATE STREET, PORTSMOUTH, NEW HAMPSHIRE 03801, ATTENTION: MARK E. SIMPSON, SECRETARY AND TREASURER (TELEPHONE: 603-436-6630) OR, IN THE CASE OF INFORMATION CONCERNING COMMUNITY, COMMUNITY BANKSHARES, INC., 43 NORTH MAIN STREET, CONCORD, NEW HAMPSHIRE 03301, ATTENTION: JOHN C. BAITY, CHIEF FINANCIAL OFFICER (TELEPHONE: 603-224-1100). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY JULY 24, 1997.

INFORMATION INCORPORATED BY REFERENCE

     The following documents previously filed by CFX with the Commission are incorporated by reference herein:

          (1) CFX's Annual Report on Form 10-K for the year ended December 31, 1996, as amended by a filing on Form 10-K/A dated April 29, 1997;

          (2) CFX's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997;

          (3) CFX's Current Report on Form 8-K dated February 13, 1997; and

          (4) the description of CFX Common Stock contained in a registration statement on Form 8-A dated November 13, 1990 filed by CFX (then known as Cheshire Financial Corporation).

     The following documents previously filed by Portsmouth with the Commission are incorporated by reference herein:

          (1) Portsmouth's Annual Report on Form 10-K for the year ended December 31, 1996;

          (2) Portsmouth's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997;

          (3) Portsmouth's Current Report on Form 8-K dated February 13, 1997;
     and

          (4) the description of Portsmouth's Shareholder Rights Plan contained in Portsmouth's registration statement on Form 8-A filed on November 30, 1988.

     Community Bankshares, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1996 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, previously filed with the Commission, also are incorporated by reference herein.

     Also incorporated herein by reference are the following portions of Portsmouth's Annual Report to Stockholders for the fiscal year ended December 31, 1996, which accompanies this Proxy Statement-Prospectus: (i) Market for the Company's Common Stock and Related Stockholder Matters (page 1); (ii) the Company's Business (pages 1 to 4); (iii) Selected Five-Year Financial Data (page
11); (iv) Management's Discussion and Analysis of Financial Condition and Results of Operations (pages 5 to 10); and (v) Consolidated Financial Statements and Notes thereto (pages 12 to 35).

     In addition, all documents subsequently filed by CFX or Portsmouth with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the date of the Special Meeting shall be deemed to be incorporated by reference into this Proxy Statement-Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement-Prospectus to the extent that a statement contained herein, or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement-Prospectus.

     THIS PROXY STATEMENT-PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS OF CFX FOLLOWING THE CONSUMMATION OF THE ACQUISITION. CFX has made, and may continue to make, various forward-looking statements with respect to earnings per share, cost savings related to acquisitions, credit quality and other financial business matters for 1997 and, in certain instances, subsequent periods. CFX cautions that these forward-looking statements are subject to numerous assumptions, risks and uncertainties, and that statements for periods subsequent to 1997 are subject to greater uncertainty because of the increased likelihood of changes in underlying factors and assumptions. Actual results could differ materially from forward-looking statements. In addition to those factors disclosed by CFX in documents incorporated herein by reference and those factors identified elsewhere herein, the following factors could cause actual results to differ materially from such forward-looking statements: continued pricing pressures on loan and deposit products, actions of competitors, changes in economic conditions, the extent and timing of actions of the Federal Reserve Board, continued customer disintermediation, customers' acceptance of CFX's products and services and the extent and timing of legislative and regulatory actions and reforms. CFX's forward-looking statements speak only as of the date on which such statements are made. By making any forward-looking statements, CFX assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

                                    SUMMARY

     This summary is necessarily general and abbreviated and has been prepared to assist stockholders in their review of this Proxy Statement-Prospectus. This summary is not intended to be a complete explanation of the matters covered in this Proxy Statement-Prospectus and is qualified in all respects by reference to the more detailed information contained elsewhere in this Proxy Statement-Prospectus, the Appendices hereto and the documents incorporated herein by reference. Stockholders are urged to read this Proxy Statement-Prospectus and the Appendices hereto in their entirety.

THE COMPANIES

     CFX. CFX is a New Hampshire corporation registered under the Bank Holding Company Act of 1956, as amended (the "BHCA"). As of March 31, 1997, CFX had total consolidated assets of $1.7 billion and total stockholders' equity of $134 million. CFX's three banking subsidiaries are CFX Bank, headquartered in Keene, New Hampshire, Safety Fund National Bank, headquartered in Fitchburg, Massachusetts ("Safety Fund") and Orange Savings Bank, headquartered in Orange, Massachusetts ("Orange Savings"). CFX Mortgage, Inc., CFX Bank's mortgage banking subsidiary, services approximately $886 million in mortgage loans for others. In addition, CFX Funding L.L.C., a 51% owned subsidiary of CFX Bank that engages in the facilitation of lease financing and rated securitizations, services over $108 million in leases for others. Through its subsidiary banks, CFX operates 42 full service offices, two loan production offices and 68 automated teller and remote service banking locations in New Hampshire and north central Massachusetts, and operates a trust division with $371 million in assets under management.

     On March 24, 1997, CFX and CFX Bank entered into a definitive agreement with Community and Community's two subsidiary banks, Concord Savings Bank, of Concord, New Hampshire ("Concord Savings"), and Centerpoint Bank, of Bedford, New Hampshire (with Concord Savings, the "Community Banks"), pursuant to which Community would be merged with and into CFX and the Community Banks would be merged with and into CFX Bank (the mergers of Community with and into CFX and the Community Banks with and into CFX Bank constituting the "Community Acquisition"). As of March 31, 1997, Community reported total assets of approximately $581 million and stockholders' equity of approximately $41 million. Through the Community Banks, Community operates 11 offices in Merrimack, Hillsborough, Belknap and Rockingham Counties, New Hampshire. Under this definitive agreement, CFX would issue up to 6,400,000 shares of CFX Common Stock in the aggregate for approximately 2,465,238 outstanding shares of Community common stock. CFX expects the Community Acquisition to close in the second half of 1997. Historical financial information regarding Community is included in documents incorporated by reference. See "AVAILABLE INFORMATION; DOCUMENTS INCORPORATED BY REFERENCE." Pro forma financial information giving effect to the Acquisition and the Community Acquisition is included elsewhere herein. See " -- Comparative Per Share Data" and "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)."

     From time to time, CFX investigates and holds discussions and negotiations in connection with possible transactions with other banks and financial service entities. At the date hereof, CFX has not entered into any agreements or understandings with respect to any significant transactions of the type referred to above except for the transactions described herein. If required under applicable law or AMEX policy, any such transactions would be subject to regulatory approval and the approval of stockholders.

     The principal executive offices of CFX are located at 102 Main Street, Keene, New Hampshire 03431. Its telephone number is (603) 352-2502. For additional information concerning the business of CFX and its financial condition, reference should be made to the CFX documents incorporated herein by reference. See

"INFORMATION REGARDING CFX" and "AVAILABLE INFORMATION; DOCUMENTS INCORPORATED BY REFERENCE."

     Portsmouth. Portsmouth is a New Hampshire corporation registered as a bank holding company under the BHCA. As of March 31, 1997, Portsmouth had total consolidated assets of $263 million and total stockholders' equity of $66 million. Portsmouth's banking subsidiary Portsmouth Savings Bank ("Portsmouth Savings") has three full service offices located in southeastern New Hampshire.

     The principal executive offices of Portsmouth are located at 333 State Street, Portsmouth, New Hampshire 03801. Its telephone number is (603) 436-6630. For additional information concerning the business of Portsmouth and its financial condition, see the 1996 Portsmouth Annual Report to Stockholders that accompanies this Proxy Statement-Prospectus, "INFORMATION REGARDING PORTSMOUTH" and "AVAILABLE INFORMATION; DOCUMENTS INCORPORATED BY REFERENCE."

                               [MAP OF COUNTIES]

THE SPECIAL MEETING

     The Special Meeting of Stockholders of Portsmouth will be held on July 31, 1997, at 10:00 a.m. Eastern Daylight Time, at Yoken's Restaurant and Conference Center, Route 1, Portsmouth, New Hampshire 03801. Only holders of record of Portsmouth Common Stock at the close of business on June 12, 1997 (the "Record Date") will be entitled to notice of and to vote at such Special Meeting. At such date, 5,901,310 shares of Portsmouth Common Stock were outstanding and entitled to vote. For additional information with respect to the Special Meeting and the voting rights of stockholders, see "MEETING INFORMATION."

THE PROPOSED ACQUISITION

     At the Effective Date, CFX will acquire all of the outstanding capital stock of Portsmouth. It is expected that, immediately thereafter, Portsmouth will be merged with and into CFX, whereupon the separate existence of Portsmouth will cease. CFX, as the surviving entity in these transactions, will continue unaffected and unimpaired by such transactions. It is expected that, upon consummation of the Acquisition, Portsmouth Savings will be merged with and into CFX Bank, a wholly owned subsidiary of CFX, after which Portsmouth Savings will be operated as a division of CFX Bank.

     At the Effective Date, each share of Portsmouth Common Stock issued and outstanding immediately prior to the Effective Date (each such share to include an attached right issued pursuant to the Stockholder Rights Acquisition Agreement adopted by Portsmouth in 1988 (the "Portsmouth Rights Agreement")), other than Dissenting Shares and except as otherwise provided in the Acquisition Agreement, will be exchanged for an amount of CFX Common Stock equal to one share multiplied by the appropriate Exchange Ratio and cash in lieu of any fractional share of CFX Common Stock.

     The Exchange Ratio will be 0.9314 if the Average CFX Trading Price is greater than $17.375. If the Average CFX Trading Price is between $15.70 and $17.375, the Exchange Ratio will be the quotient obtained by dividing $16.1765 by the Average CFX Trading Price. If the Average CFX Trading Price is less than $15.70, the Exchange Ratio per share of Portsmouth Common Stock will be 1.0294. If the Average CFX Trading Price is $14.20 or less, Portsmouth may terminate the Acquisition unless CFX agrees to issue additional shares of CFX Common Stock such that the adjusted Exchange Ratio per share of Portsmouth Common Stock is equal to the quotient obtained by dividing $14.6176 by the Average CFX Trading Price (heretofore defined as the "Cure Ratio"), but the Exchange Ratio will be greater than 1.0294 if the Average CFX Trading Price is $14.20 or less and Portsmouth does not elect to terminate the Acquisition. If Portsmouth does elect to terminate the Acquisition, CFX is not required to agree to the Cure Ratio.

     The Acquisition Agreement provides the means of determining the Exchange Ratio at every Average CFX Trading Price. This pricing mechanism can be depicted in the following tabular form and in the following graph:

   AVERAGE CFX                                     PER PORTSMOUTH
  TRADING PRICE           EXCHANGE RATIO            SHARE VALUE
------------------    -----------------------    ------------------
More than $17.375     0.9314                     $16.19 or more
$15.71 to $17.375     $16.1765 / Average CFX     $16.18
                      Trading Price
$15.70 or less(1)     1.0294                     $16.16 or less(1)

---------------

(1) If the Average CFX Trading Price is $14.20 or less, Portsmouth by action of its Board of Directors may, but need not, seek to terminate the Acquisition Agreement by giving written notice to CFX prior to the third day preceding the Closing Date (as defined below). Within two business days thereafter, CFX may elect to increase the Exchange Ratio to the quotient obtained by dividing $14.6176 by the Average CFX Trading Price, pursuant to the terms of the Acquisition Agreement. If CFX makes such an election, the Acquisition Agreement will not terminate and the Acquisition will be consummated at the increased Exchange Ratio. In determining whether to elect to terminate the Acquisition Agreement in these circumstances, the Portsmouth Board will, consistent with its fiduciary duties, take into account all relevant facts and circumstances existing at the time, including without limitation: whether it believes that CFX is prepared to (i) adopt the revised Exchange Ratio described above, (ii) acquiesce in the termination of the Acquisition or (iii) seek to negotiate for a lesser increase in the Exchange Ratio; the market for CFX Common Stock and bank stocks in general and the relative value of the Portsmouth Common Stock in the market; and the advice of its financial advisors and legal counsel. By approving the Acquisition Agreement, the Portsmouth stockholders will be permitting the Portsmouth Board to determine, in the exercise of its fiduciary duties and without any further solicitation of the Portsmouth stockholders, whether or not to proceed with the Acquisition if the Average CFX Trading Price during the pricing period were $14.20 or less. See "THE PROPOSED ACQUISITION -- Closing; Effective Date; Termination."

                       [AVERAGE CFX TRADING PRICE GRAPH]

     The foregoing dollar amounts, Exchange Ratios and other numbers have been restated to give effect to the 2% stock dividend that was paid by Portsmouth on March 15, 1997. Such dividend did not increase or otherwise affect the total amount of CFX Common Stock to be distributed to holders of Portsmouth Common Stock in connection with the Acquisition.

REASONS FOR THE ACQUISITION; RECOMMENDATION OF THE BOARD OF DIRECTORS

     The Portsmouth Board has unanimously adopted a resolution approving the Acquisition Agreement and unanimously recommends approval and adoption of the Acquisition Agreement by Portsmouth's stockholders. The Portsmouth Board believes in its business judgment that the terms of the Acquisition Agreement are fair and in the best interests of Portsmouth and its stockholders and that the Exchange Ratio is fair and reasonable to the stockholders of Portsmouth. The terms of the Acquisition Agreement, including the Exchange Ratio, were reached on the basis of arms' length negotiations between Portsmouth and CFX. In the course of reaching its decision to approve the Acquisition Agreement, the Portsmouth Board consulted with Hale and Dorr LLP, its legal advisor, regarding the legal terms of the Acquisition Agreement and the Portsmouth Board's obligations in its consideration thereof, and with Tucker Anthony Incorporated ("Tucker Anthony"), its financial advisor, regarding the financial terms and the fairness, from a financial point of view, of the Exchange Ratio in the proposed Acquisition. See "THE PROPOSED ACQUISITION -- Reasons for the Acquisition; Recommendation of the Board of Directors" and "-- Opinion of the Financial Advisor."

OPINION OF THE FINANCIAL ADVISOR

     Tucker Anthony has rendered written opinions to the Portsmouth Board, dated February 12, 1997 and as of the date of this Proxy Statement-Prospectus, to the effect that, as of such date, the consideration to be received by Portsmouth's stockholders pursuant to the Acquisition Agreement is fair, from a financial point of view, to the holders of Portsmouth Common Stock. The full text of the opinion of Tucker Anthony as of the date of this Proxy Statement-Prospectus is attached hereto as Appendix C to this Proxy Statement-Prospectus. The February 12, 1997 opinion is substantially identical to the opinion attached hereto. Portsmouth stockholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Tucker Anthony in connection therewith. Tucker Anthony's opinions are directed only to the consideration to be paid in the Acquisition and do not constitute a recommendation to any Portsmouth stockholder as to how such stockholder should vote at the Special Meeting. See "THE PROPOSED ACQUISITION -- Opinion of Financial Advisor" and Appendix C to this Proxy Statement-Prospectus.

EFFECTIVE DATE OF THE ACQUISITION

     CFX and Portsmouth each anticipate that the Effective Date will occur, and the Acquisition will be consummated, in the third quarter of 1997. However, consummation of the Acquisition could be delayed and there can be no assurances as to if or when the Acquisition will be consummated. See "THE PROPOSED ACQUISITION -- Closing; Effective Date; Termination."

SURRENDER OF CERTIFICATES; RESALE OF CFX COMMON STOCK

     Within five business days after the Effective Date, notice will be mailed to holders of Portsmouth Common Stock regarding the manner in which their certificates representing shares of such Portsmouth Common Stock will be exchanged for certificates representing shares of CFX Common Stock and cash in lieu of fractional shares. Stockholders should not send in their certificates until they receive further instructions. The shares of CFX Common Stock issuable to holders of Portsmouth Common Stock may be traded freely, subject to certain restrictions in the case of stockholders who are deemed to be affiliates of Portsmouth or CFX under applicable securities laws. See "THE PROPOSED ACQUISITION -- Surrender of Certificates" and "-- Resale of CFX Common Stock."

MANAGEMENT AND OPERATIONS AFTER THE ACQUISITION

     Following the Acquisition and the Community Acquisition, the directors of CFX will consist of (i) those persons serving as directors of CFX immediately prior to the Effective Date, (ii) three persons serving as directors of Portsmouth, and (iii) subject to consummation of the Community Acquisition, three persons serving as directors of Community. In addition, two persons serving as directors of Portsmouth Savings will be elected to the Board of Trustees of CFX Bank.

     Pursuant to the terms of the Acquisition Agreement, Timothy J. Connors, Mark E. Simpson and Robert W. Simpson, who currently serve on the Portsmouth Board, have been designated to serve on the CFX Board following consummation of the Acquisition. In addition, Harry P. Jarvis and Mark E. Simpson, who currently serve as directors of Portsmouth Savings, have been designated to serve as trustees of CFX Bank. Furthermore, in connection with the Community Acquisition, Douglas Crichfield, the President and Chief Executive Officer and a director of Community and Concord Savings, has been designated by Community to serve as a director of CFX and of CFX Bank following the Community Acquisition, and will become an Executive Vice President of CFX and the President and Chief Executive Officer of CFX Bank. In addition, John N. Buxton and Seth A. Resnicoff have been designated to serve as directors of CFX, and Robert A. Hill and Lucia T. Kittredge have been designated to serve as trustees of CFX Bank. Messrs. Buxton, Resnicoff and Hill and Ms. Kittredge currently serve as directors of Community. See "THE PROPOSED ACQUISITION -- Management and Operations After the Acquisition."

     Information regarding the current directors of CFX, the Portsmouth directors who have been designated to serve on the CFX Board and the Community directors who have been designated to serve on the CFX Board is incorporated by reference from, respectively, CFX's Annual Report on Form 10-K/A, Portsmouth's Annual Report on Form 10-K and Community's Annual Report on Form 10-K, each for the year ended December 31, 1996. See "AVAILABLE INFORMATION; DOCUMENTS INCORPORATED BY REFERENCE."

EFFECT ON EMPLOYEES AND BENEFIT PLANS

     The Acquisition Agreement provides for the assumption by CFX of employment contracts that Portsmouth (and/or Portsmouth Savings) currently has with five of its executive officers, Mark E. Simpson, Rodney D. Pridham, William H. Little, Donald H. Sargent and John J. Pratt, Jr. Pursuant to those employment contracts, each of the officers would be entitled to receive severance benefits if he is terminated without cause or resigns for good reason within five years following a change in control (as such terms are defined in the contracts). The Acquisition constitutes a change in control under the contracts. The severance benefits payable to such persons would be equal to between 1.00 and 2.99 times their respective average annual compensation (as so defined), payable in a lump sum and not offset by any wages earned from other employment. The Acquisition Agreement also contains provisions relating to, among other things, employee benefits, including the extension of CFX's employee severance benefits to Portsmouth's employees, indemnification of directors and officers and maintenance of directors' and officers' liability insurance after the Acquisition. See "THE PROPOSED ACQUISITION -- Effect on Employees and Benefit Plans."

CONDITIONS; AMENDMENT; TERMINATION

     Consummation of the Acquisition is subject to satisfaction of a number of conditions, including among other things:

          (1) the approval of the Acquisition Agreement and related documents (the "Transaction Documents") by the stockholders of CFX and Portsmouth (the approval of the Transaction Documents by CFX stockholders will be solicited at the Annual Meeting of Stockholders of CFX scheduled to be held on July 30, 1997);

          (2) the receipt of all necessary regulatory approvals, the expiration of all applicable waiting periods, and the satisfaction of all regulatory conditions to such approvals (CFX may abandon the Acquisition if any regulatory approvals contain any condition or requirement not reasonably foreseen as of the date of the Transaction Documents that, in the reasonable good faith opinion of CFX Board of Directors (the "CFX Board") materially and adversely affects the anticipated economic and business benefits of the Acquisition to CFX);

          (3) the effectiveness under the Securities Act of a registration statement covering the issuance of the CFX Common Stock in connection with the Acquisition, and the absence of any proceeding by the Commission to suspend such effectiveness;

          (4) the receipt of all necessary state securities or "Blue Sky" permits or authorizations;

          (5) the receipt of tax opinions satisfactory to CFX and Portsmouth;

          (6) the receipt of all necessary and material consents and waivers;

          (7) the absence of any order, decree or injunction of any court or government agency that enjoins or prohibits the consummation of the Acquisition; and

          (8) the approval for listing on the AMEX, subject to official notice of issuance, of shares of CFX Common Stock to be issued in the Acquisition.

     In addition, as a condition to the obligations of CFX and CFX Bank to consummate the Acquisition, no event may occur that would preclude the Acquisition from being accounted for as a pooling-of-interests. The Acquisition is not conditioned upon the closing of the Community Acquisition.

     While the underlying Transaction Documents permit the relevant parties to waive any or all conditions to consummation of the Acquisition (other than any required stockholder or regulatory approval), the nature of the conditions precedent described above that may be waived is that they are requirements under applicable law or otherwise are such that Portsmouth does not anticipate waiving such conditions or consummating the Acquisition in the event that any such condition is not satisfied. Furthermore, the Transaction Documents may be amended at any time, by mutual written agreement of the parties, except that, after approval of the Transaction Documents by Portsmouth's stockholders, no such modification shall alter or change the amount or kind of consideration to be received by such stockholders pursuant to the Plan of Exchange or which adversely effects the tax treatment to Portsmouth's stockholders as the result of the receipt of such consideration. See "THE PROPOSED ACQUISITION -- Representations and Warranties; Conditions to the Acquisition; Waiver."

     In addition, the Acquisition Agreement may be terminated by either CFX or Portsmouth, either before or after stockholder approval, in the event of a material breach, failure of a material condition, or certain other circumstances. Portsmouth may also terminate the Acquisition Agreement if the Average CFX Trading Price is below a certain price and CFX does not elect to increase the Exchange Ratio to the Cure Ratio which produces a designated Per Portsmouth Share Value. See "THE PROPOSED ACQUISITION -- Closing; Effective Date; Termination."

VOTE REQUIRED

     The Acquisition must be approved by the affirmative vote of the holders of at least a majority of the shares of Portsmouth Common Stock outstanding and entitled to vote thereon. Directors and officers of Portsmouth and affiliates of such persons had sole or shared voting power with respect to 396,248 shares of Portsmouth Common Stock, representing 6.71% of the Portsmouth Common Stock outstanding as of the Record Date. CFX has entered into agreements ("Voting Agreements") with three members of the Portsmouth Board, who together have the right to vote 5.21% of the Portsmouth Common Stock, whereby each such person has agreed to vote all shares of Portsmouth Common Stock that he is entitled to vote in favor of the Acquisition Agreement. See "MEETING INFORMATION -- Voting and Revocation of Proxies."

REGULATORY AND OTHER APPROVALS

     CFX has received prior approval of the Bank Merger from the Federal Deposit Insurance Corporation (the "FDIC") under the Bank Merger Act and from the New Hampshire Bank Commissioner (the "Commissioner") pursuant to Chapter 388 or other applicable sections of the New Hampshire Revised Statutes Annotated (the "NHRSA"). CFX has also filed an application with the Massachusetts Board of Bank Incorporation for prior approval of the Holding Company Merger. CFX has received a waiver from the Board of Governors of the Federal Reserve System (the "Federal Reserve") of the Federal Reserve approval requirements under Section 3 of the BHCA. See "THE PROPOSED ACQUISITION -- Regulatory and Other Approvals."

STOCK OPTION AGREEMENT

     In connection with execution of the Acquisition Agreement, Portsmouth and CFX executed a Stock Option Agreement (the "Stock Option Agreement") pursuant to which Portsmouth granted CFX an option (the "Option") to purchase up to 1,164,840 authorized but unissued shares of Portsmouth Common Stock (constituting approximately 19.99% of the shares of Portsmouth Common Stock outstanding on the date of grant, adjusted to give effect to the 2% stock dividend paid by Portsmouth on March 15, 1997) at a price of $15.44 share, such number of shares and exercise price being subject to further adjustment under certain circumstances. The Option is exercisable only upon the occurrence and continuation of certain events that could jeopardize consummation of the Acquisition pursuant to the terms of the Acquisition Agreement. See "THE PROPOSED ACQUISITION -- Stock Option Agreement" and the text of the Stock Option Agreement, attached hereto as Appendix B.

     Portsmouth has agreed that it will not solicit or initiate inquiries or proposals with respect to any acquisition or purchase of all or a substantial portion of the assets or a substantial equity interest in, Portsmouth or Portsmouth Savings (any of the foregoing being referred to as an "Acquisition Transaction"). Portsmouth has also agreed that it will, as soon as practicable, communicate to CFX the terms of any proposal, discussion, negotiation or inquiry relating to an Acquisition Transaction which it may receive in respect of any such transaction. See "THE PROPOSED ACQUISITION -- Business Pending the Acquisition."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of certain federal income tax consequences of the Acquisition to stockholders of Portsmouth. A more extensive summary is set forth under the heading "THE PROPOSED ACQUISITION -- Certain Federal Income Tax Consequences." Each of Portsmouth's stockholders should read in full the detailed description of the material federal income tax consequences under that heading. Moreover, because of the complexities of the federal income tax laws and because the tax consequences may vary depending upon a stockholder's individual circumstances or tax status, stockholders are strongly encouraged to consult with their personal tax advisors with respect to the specific tax consequences of the Acquisition to them, including the tax consequences of applicable federal, state, local, foreign or other laws.

     CFX and Portsmouth have received an opinion from Arnold & Porter concerning certain federal income tax consequences of the Acquisition. CFX and Portsmouth have provided Arnold & Porter with the facts, representations and assumptions on which Arnold & Porter relied in rendering its opinion, which information is consistent with the state of facts that CFX and Portsmouth believe will be existing as of the Effective Date. Based on such facts, representations and assumptions, Arnold & Porter has opined that, among other things, the Acquisition, when consummated in accordance with the Acquisition Agreement and certain related agreements, either will constitute or will be treated as part of a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). Under either analysis, no gain or loss will be recognized by the stockholders of Portsmouth who exchange all of their Portsmouth Common Stock solely for CFX Common Stock pursuant to the Acquisition (except to the extent that cash is received in lieu of the issuance of fractional shares of CFX Common Stock).

     Additional federal income tax consequences of the Acquisition, including the federal income tax consequences of exercising dissenters' rights and receiving cash in lieu of a fractional share interest in CFX Common Stock, are discussed under the heading "THE PROPOSED ACQUISITION -- Certain Federal Income Tax Consequences."

ACCOUNTING TREATMENT

     The parties to the Acquisition Agreement expect the Acquisition to be accounted for as a pooling-of-interests under generally accepted accounting principles. The ability to account for the Acquisition as a pooling-of-interests is a condition to the Acquisition. See "THE PROPOSED ACQUISITION -- Terms of the Acquisition," "-- Closing; Effective Date; Termination" and "-- Accounting Treatment."

CERTAIN DIFFERENCES IN THE RIGHTS OF STOCKHOLDERS

     Upon completion of the Acquisition, stockholders of Portsmouth will automatically become stockholders of CFX and their rights as such will be governed by CFX's Articles of Incorporation and By-laws rather than by Portsmouth's Articles of Incorporation, as amended, and By-laws. The rights of stockholders of CFX are different in certain respects from the rights of stockholders of Portsmouth although both companies are New Hampshire corporations. See "THE PROPOSED ACQUISITION -- Certain Differences in the Rights of Stockholders."

DISSENTERS' RIGHTS

     Under New Hampshire law, holders of Portsmouth Common Stock have the right to dissent from the Acquisition and receive payment equal to the "fair value" of their shares upon compliance with applicable statutory provisions, the full text of which is attached as Appendix D to this Proxy Statement-Prospectus. See "THE PROPOSED ACQUISITION -- Rights of Dissenting Stockholders."

MARKETS AND MARKET PRICES

     CFX Common Stock is listed and traded on the AMEX under the symbol "CFX." Portsmouth Common Stock is listed and traded on the Nasdaq National Market under the symbol "POBS." The following table shows the market value per share for each of CFX and Portsmouth and the Portsmouth Equivalent Per Share (as defined below) at the dates set forth below:

     Market value per common share:

                                                            CLOSING SALES PRICE
                                                          -----------------------
                                                           CFX        PORTSMOUTH       PORTSMOUTH
                                                          COMMON        COMMON         EQUIVALENT
                                                          STOCK         STOCK         PER SHARE(1)
                                                          ------     ------------     ------------
February 12, 1997(2)....................................  $18.50        $15.44           $17.23
June 11, 1997(3)........................................  $18.25        $16.13           $17.00

---------------

(1) The equivalent market value per share of Portsmouth Common Stock represents the closing sales price of CFX Common Stock on the dates reported multiplied by an Exchange Ratio of 0.9314. The Exchange Ratio would differ if the Average CFX Trading Price were below $17.375. See "THE PROPOSED ACQUISITION -- Terms of the Acquisition."

(2) The business day immediately preceding the public announcement of the signing of the Acquisition Agreement.

(3) The business day immediately preceding the Record Date.

     The table below sets forth high and low sales prices for CFX Common Stock as quoted on the AMEX and sets forth for Portsmouth Common Stock high and low closing sales prices as quoted on the Nasdaq NM, in all cases as adjusted for stock splits and stock dividends. The table below also sets forth the cash dividends declared for the periods indicated, as adjusted for stock splits and stock dividends:

                                                                       CFX(1)                          PORTSMOUTH
                                                            -----------------------------    ------------------------------
                      QUARTER ENDED                          HIGH      LOW      DIVIDENDS     HIGH       LOW      DIVIDENDS
----------------------------------------------------------  ------    ------    ---------    ------    -------    ---------
1997
    June 30, 1997 (through June 11, 1997).................  18.375    15.50       0.2200     16.375    13.875       0.1500
    March 31, 1997........................................  18.5      15.125      0.2200     16.00     13.4844      0.1500
1996
    December 31, 1996.....................................  16.625    13.625      0.2095     14.875    12.625       0.3922
    September 30, 1996....................................  15.25     11.625      0.1905     13.75     12.375       0.1471
    June 30, 1996.........................................  14.375    12.25             (2)  14.50     12.75        0.1471
    March 31, 1996........................................  15.375    12.875      0.1714     15.25     13.5         0.1471
1995
    December 31, 1995.....................................  16.625    13.25       0.3266     14.875    13.00        0.3845
    September 30, 1995....................................  16.5      13.50       0.1451     13.75     11.125       0.125
    June 30, 1995.........................................  15.375    11.00       0.1451     11.75     10.50        0.125
    March 31, 1995........................................  11.75      9.50       0.1391     11.75     10.75        0.1153

---------------

(1) Stock prices and dividends have been restated to reflect CFX's 5% Common Stock dividend declared on December 10, 1996.

(2) The dividend for the second quarter of 1996 was omitted in order for CFX's acquisition of SFNB and its parent company and Milford to be accounted for as pooling-of-interests transactions.

     No assurance can be given as to what the Average CFX Trading Price will be when and if the Acquisition is consummated. Stockholders of Portsmouth are advised to obtain current market quotations for CFX Common Stock.

     The amount of future dividends paid by CFX will be determined in light of CFX's results of operations, financial condition, regulatory constraints and other factors deemed relevant by the CFX Board. In order to comply with technical financial accounting rules related to the payment of special dividends preceding a business combination, the CFX Board determined to omit CFX's regular cash dividend for the second quarter of 1996. Omission of the second quarter dividend in an amount equal to the special dividend paid by CFX in January 1996 was necessary to permit CFX to account for an acquisition as a pooling transaction. See "THE PROPOSED ACQUISITION -- Accounting Treatment." CFX resumed normal dividends during the third quarter of 1996. CFX's ability to maintain dividend payments in the future also could be affected by the level of core earnings, economic conditions, credit quality, regulatory policies, capital needs, growth objectives, the ability of bank and nonbank subsidiaries to pay upstream dividends to CFX and other relevant factors. The funds available to CFX for the payment of dividends are cash and cash equivalents held at the holding company level, interest and dividends earned on investments, dividends paid to CFX by its subsidiaries and borrowings. See "CERTAIN REGULATORY CONSIDERATIONS -- Restrictions on Payment of Dividends."

COMPARATIVE PER SHARE DATA

     The following table sets forth at the dates and for the periods indicated
(i) historical consolidated per share data for CFX Common Stock and Portsmouth Common Stock, (ii) pro forma combined per share data for CFX Common Stock (with Portsmouth only), (iii) pro forma combined per share data for CFX Common Stock (with Portsmouth and Community), (iv) equivalent per share data for Portsmouth Common Stock reflecting consummation of the Acquisition only and (v) equivalent per share data for Portsmouth Common Stock reflecting consummation of the Acquisition and the Community Acquisition. The table presents pro forma information at an Exchange Ratio of 1.0294.

     The CFX pro forma data (with Portsmouth only) represents the effect of the Acquisition on a share of CFX Common Stock. The Portsmouth equivalent pro forma data represents the CFX pro forma data (with Portsmouth only) multiplied by a minimum Exchange Ratio of .9314 and a maximum Exchange Ratio of 1.0294 and thereby reflects the effect of the Acquisition on a share of Portsmouth Common Stock.

     The CFX pro forma combined data (with Portsmouth and Community) represents the effect of the Acquisition and the Community Acquisition on a share of CFX Common Stock. The Portsmouth equivalent pro forma data (assuming the Acquisition and the Community Acquisition) represents the CFX pro forma combined data (with Portsmouth and Community) multiplied by the applicable Exchange Ratio of a minimum Exchange Ratio of .9314 and a maximum Exchange Ratio of 1.0294 and thereby reflects the effect of the Acquisition and the Community Acquisition on a share of Portsmouth Common Stock. The Community equivalent pro forma data (assuming the Acquisition and the Community Acquisition) represents the CFX pro forma combined data (with Portsmouth and Community) multiplied by a Community minimum Exchange Ratio of 2.0 and a maximum Exchange Ratio of 2.2, and thereby reflects the effect of the Acquisition and the Community Acquisition on a share of Community Common Stock. Earnings per share data is based on net earnings before cumulative effects on changes in accounting principles for all companies.

     The information is derived from the historical financial statements of CFX and Community, including the related notes thereto, incorporated by reference in this Proxy Statement-Prospectus, and the historical financial statements of Portsmouth, including the related notes thereto, appearing elsewhere herein, and the pro forma combined financial information giving effect to the Acquisition and the Community Acquisition, appearing elsewhere herein, and should be read in conjunction with such information. The pro forma data is presented for comparative purposes only and is not necessarily indicative of the combined financial position or results of operations that would have been realized had the Acquisition and the Community Acquisition been consummated during the periods or as of the dates for which the pro forma data is presented or which will be attained in the future. The following pro forma income statement data and balance sheet data have been presented as if the Acquisition and the Community Acquisition had occurred at the beginning of the earliest period presented. See "AVAILABLE INFORMATION; DOCUMENTS INCORPORATED BY REFERENCE," "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)" and the 1996 Portsmouth Annual Report to Stockholders that accompanies this Proxy Statement-Prospectus. Furthermore, there can be no assurance that the Average CFX Trading Price will be such that the Exchange Ratio would be 0.9314. See "THE PROPOSED ACQUISITION -- Terms of the Acquisition."

 CFX CORPORATION -- PORTSMOUTH BANK SHARES, INC. -- COMMUNITY BANKSHARES, INC.

                           COMPARATIVE PER SHARE DATA
                             MINIMUM EXCHANGE RATIO

                                                                                                              CFX
                                                                                                           PRO FORMA
                                                                                                            COMBINED
                                                                                                              WITH
                                                                         CFX            PORTSMOUTH         PORTSMOUTH
                                                                      HISTORICAL       HISTORICAL(1)        ONLY(2)
                                                                      ----------       -------------       ----------
Earnings Per Common Share

Quarter Ended March 31,
1997................................................................    $ 0.36            $  0.26            $ 0.34
1996................................................................    $ 0.28            $  0.25            $ 0.28

Year Ended December 31,
1996................................................................    $ 0.99            $  0.98            $ 1.01
1995................................................................    $ 0.89            $  0.99            $ 0.94
1994................................................................    $ 0.58            $  0.96            $ 0.72

Dividends Declared Per Common Share

Quarter Ended March 31,
1997................................................................    $ 0.22            $  0.15            $ 0.22
1996................................................................    $ 0.17            $  0.15            $ 0.17

Year Ended December 31,
1996................................................................    $ 0.55            $  0.83            $ 0.55
1995................................................................    $ 0.50            $  0.76            $ 0.50
1994................................................................    $ 0.31            $  0.71            $ 0.31

Book Value Per Common Share

March 31, 1997......................................................    $10.25            $ 11.25            $10.79
December 31, 1997...................................................    $10.24            $ 11.34            $10.81

                                                                                             CFX
                                                                                          PRO FORMA          PORTSMOUTH
                                                                                           COMBINED          EQUIVALENT
                                                                                             WITH            PRO FORMA
                                                                       PORTSMOUTH         PORTSMOUTH            CFX
                                                                       EQUIVALENT            AND             PORTSMOUTH
                                                                      PRO FORMA(3)       COMMUNITY(4)       COMMUNITY(5)
                                                                      ------------       ------------       ------------
Earnings Per Common Share

Quarter Ended March 31,
1997................................................................     $ 0.32             $ 0.32             $ 0.30
1996................................................................     $ 0.26             $ 0.27             $ 0.25

Year Ended December 31,
1996................................................................     $ 0.94             $ 1.01             $ 0.94
1995................................................................     $ 0.88             $ 0.92             $ 0.86
1994................................................................     $ 0.67             $ 0.73             $ 0.68

Dividends Declared Per Common Share

Quarter Ended March 31,
1997................................................................     $ 0.20             $ 0.22             $ 0.20
1996................................................................     $ 0.16             $ 0.17             $ 0.16

Year Ended December 31,
1996................................................................     $ 0.51             $ 0.55             $ 0.51
1995................................................................     $ 0.47             $ 0.50             $ 0.47
1994................................................................     $ 0.29             $ 0.31             $ 0.29

Book Value Per Common Share

March 31, 1997......................................................     $10.05             $10.29             $ 9.58
December 31, 1997...................................................     $10.07             $10.29             $ 9.58

---------------

(1) The historical per share data for Portsmouth has been restated to reflect the 2% stock dividend paid on March 15, 1997.
(2) The pro forma per share data gives effect to the Acquisition but does not reflect anticipated expenses and nonrecurring charges which may result from the Acquisition. The pro forma information presented does not reflect anticipated acquisition and integration costs, nor does it reflect potential savings or revenue enhancements resulting from the Acquisition. CFX pro forma dividends per share represent CFX historical dividends per share.
(3) The equivalent pro forma per share data for Portsmouth represents the pro forma combined data for CFX (CFX and Portsmouth only) multiplied by an Exchange Ratio of .9314.
(4) The pro forma per share data gives effect to the Acquisition and the Community Acquisition but does not reflect anticipated expenses and nonrecurring charges which may result from the Acquisition and the Community Acquisition. The pro forma information presented does not reflect anticipated acquisition and integration costs, nor does it reflect potential savings or revenue enhancements resulting from the Acquisition and the Community Acquisition. See "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)." CFX pro forma dividends per share represent CFX historical dividends per share.
(5) The equivalent pro forma per share data for Portsmouth represents the pro forma combined data for CFX (CFX, Portsmouth and Community) multiplied by an Exchange Ratio of .9314.

 CFX CORPORATION -- PORTSMOUTH BANK SHARES, INC. -- COMMUNITY BANKSHARES, INC.

                           COMPARATIVE PER SHARE DATA
                             MAXIMUM EXCHANGE RATIO

                                                                                                                          CFX
                                                                                                                       PRO FORMA
                                                                                                                        COMBINED
                                                                                                                          WITH
                                                                                             CFX        PORTSMOUTH     PORTSMOUTH
                                                                                          HISTORICAL   HISTORICAL(1)    ONLY(2)
                                                                                          ----------   -------------   ----------
Earnings Per Common Share

Quarter Ended March 31,
1997....................................................................................    $ 0.36        $  0.26        $ 0.33
1996....................................................................................    $ 0.28        $  0.25        $ 0.27

Year Ended December 31,
1996....................................................................................    $ 0.99        $  0.98        $ 0.97
1995....................................................................................    $ 0.89        $  0.99        $ 0.91
1994....................................................................................    $ 0.58        $  0.96        $ 0.70

Dividends Declared Per Common Share

Quarter Ended March 31,
1997....................................................................................    $ 0.22        $  0.15        $ 0.22
1996....................................................................................    $ 0.17        $  0.15        $ 0.17

Year Ended December 31,
1996....................................................................................    $ 0.55        $  0.83        $ 0.55
1995....................................................................................    $ 0.50        $  0.76        $ 0.50
1994....................................................................................    $ 0.31        $  0.71        $ 0.31

Book Value Per Common Share

March 31, 1997..........................................................................    $10.25        $ 11.25        $10.47
December 31, 1996.......................................................................    $10.24        $ 11.34        $10.49

                                                                                                             CFX
                                                                                                          PRO FORMA      PORTSMOUTH
                                                                                                           COMBINED      EQUIVALENT
                                                                                                             WITH        PRO FORMA
                                                                                           PORTSMOUTH     PORTSMOUTH        CFX
                                                                                           EQUIVALENT        AND         PORTSMOUTH
                                                                                          PRO FORMA(3)   COMMUNITY(4)   COMMUNITY(5)
                                                                                          ------------   ------------   ------------

Earnings Per Common Share

Quarter Ended March 31,
1997....................................................................................     $ 0.34         $ 0.31         $ 0.32
1996....................................................................................     $ 0.28         $ 0.26         $ 0.26

Year Ended December 31,
1996....................................................................................     $ 1.00         $ 0.96         $ 0.99
1995....................................................................................     $ 0.94         $ 0.88         $ 0.91
1994....................................................................................     $ 0.72         $ 0.69         $ 0.71

Dividends Declared Per Common Share

Quarter Ended March 31,
1997....................................................................................     $ 0.23         $ 0.22         $ 0.23
1996....................................................................................     $ 0.18         $ 0.17         $ 0.18

Year Ended December 31,
1996....................................................................................     $ 0.57         $ 0.55         $ 0.57
1995....................................................................................     $ 0.51         $ 0.50         $ 0.51
1994....................................................................................     $ 0.32         $ 0.31         $ 0.32

Book Value Per Common Share

March 31, 1997..........................................................................     $10.78         $ 9.84         $10.13
December 31, 1996.......................................................................     $10.80         $ 9.84         $10.13


---------------

(1) The historical per share data for Portsmouth has been restated to reflect the 2% stock dividend paid on March 15, 1997.
(2) The pro forma per share data gives effect to the Acquisition but does not reflect anticipated expenses and nonrecurring charges which may result from the Acquisition. The pro forma information presented does not reflect anticipated acquisition and integration costs, nor does it reflect potential savings or revenue enhancements resulting from the Acquisition. CFX pro forma dividends per share represent CFX historical dividends per share.
(3) The equivalent pro forma per share data for Portsmouth represents the pro forma combined data for CFX (CFX and Portsmouth only) multiplied by an Exchange Ratio of 1.0294.
(4) The pro forma per share data gives effect to the Acquisition and the Community Acquisition but does not reflect anticipated expenses and nonrecurring charges which may result from the Acquisition and the Community Acquisition. The pro forma information presented does not reflect anticipated acquisition and integration costs, nor does it reflect potential savings or revenue enhancements resulting from the Acquisition and the Community Acquisition. See "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)." CFX pro forma dividends per share represent CFX historical dividends per share.
(5) The equivalent pro forma per share data for Portsmouth represents the pro forma combined data for CFX (CFX, Portsmouth and Community) multiplied by an Exchange Ratio of 1.0294.

                                CFX CORPORATION

                       SELECTED HISTORICAL FINANCIAL DATA

    The following selected historical financial data, excluding average balance and net interest margin data, for the five years ended December 31, 1996 is derived from the audited consolidated financial statements of CFX. The financial data for the three-month periods ended March 31, 1997 and 1996 are derived from unaudited financial statements. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference. See "AVAILABLE INFORMATION; DOCUMENTS INCORPORATED BY REFERENCE" and "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)."

                                                                                  AT OR FOR THE
                                                                                   THREE MONTHS              AT OR FOR THE YEARS
                                                                                  ENDED MARCH 31,             ENDED DECEMBER 31,
                                                                              ------------------------    ------------------------
                                                                                 1997          1996          1996        1995(1)
                                                                              ----------    ----------    ----------    ----------
                                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
RESULTS OF OPERATIONS DATA:
  Interest and dividend income..............................................  $   29,503    $   25,740    $  108,425    $   96,389
  Interest expense..........................................................      14,499        12,039        51,566        44,363
                                                                              ----------    ----------    ----------    ----------
  Net interest and dividend income..........................................      15,004        13,701        56,859        52,026
  Provision for loan and lease losses.......................................         702           905         2,935         3,037
                                                                              ----------    ----------    ----------    ----------
  Net interest and dividend income after provision for loan and lease
    losses..................................................................      14,302        12,796        53,924        48,989
  Other income..............................................................       4,372         3,832        16,827        14,311
  Other expense.............................................................      11,974        11,577        51,370        46,202
                                                                              ----------    ----------    ----------    ----------
  Income before income taxes................................................       6,700         5,051        19,381        17,098
  Income taxes..............................................................       1,958         1,496         6,740         5,760
                                                                              ----------    ----------    ----------    ----------
  Net income................................................................       4,742         3,555        12,641        11,338
  Preferred stock dividends.................................................          --            --            --            89
                                                                              ----------    ----------    ----------    ----------
  Net income available to common stock......................................  $    4,742    $    3,555    $   12,641    $   11,249
                                                                              ==========    ==========    ==========    ==========
  Weighted average common shares outstanding................................      13,014        12,714        12,823        12,701
                                                                              ==========    ==========    ==========    ==========
ENDING BALANCE SHEET DATA:
  Total assets..............................................................  $1,744,449    $1,415,507    $1,547,092    $1,344,880
  Investments...............................................................     415,002       360,844       278,191       311,814
  Net loans and leases......................................................   1,134,997       932,011     1,102,424       911,981
  Allowance for loan and lease losses.......................................      15,661        15,322        15,740        15,449
  Foreclosed real estate....................................................       1,806         1,364         2,223         1,186
  Deposits..................................................................   1,223,530     1,119,270     1,157,207     1,056,824
  Borrowed funds............................................................     343,216       149,130       242,455       146,826
  Total shareholders' equity................................................     133,819       127,948       132,953       127,032
  Common shares outstanding.................................................      13,050        12,778        12,981        12,683
PER SHARE DATA AND OTHER SELECTED RATIOS:
  Common earnings per share.................................................  $     0.36    $     0.28    $     0.99    $     0.89
  Dividends declared per common share.......................................  $     0.22    $     0.17    $     0.55    $     0.50
  Common dividend payout ratio..............................................      61.11%        60.71%        55.56%        56.18%
  Common shareholders' equity per share.....................................  $    10.25    $    10.01    $    10.24    $    10.02
  Total shareholders' equity to assets at period end........................       7.67%         9.04%         8.59%         9.45%
  Average total shareholders' equity to average total assets................       8.40%         9.65%         8.94%         9.45%
  Return on average assets..................................................       1.19%         1.03%         0.86%         0.86%
  Return on average common shareholders' equity.............................      14.14%        10.62%         9.58%         9.17%
  Net interest margin.......................................................       4.15%         4.31%         4.24%         4.36%

                                                                                        AT OR FOR THE YEARS
                                                                                         ENDED DECEMBER 31,
                                                                                     ------------------------
                                                                               1994(1)      1993(1)(2)     1992(1)
                                                                              ----------    ----------    ----------
                                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                              <
RESULTS OF OPERATIONS DATA:
  Interest and dividend income..............................................  $   81,637    $   79,076    $   89,770
  Interest expense..........................................................      33,639        32,598        44,361
                                                                              ----------    ----------    ----------
  Net interest and dividend income..........................................      47,998        46,478        45,409
  Provision for loan and lease losses.......................................       2,697        11,608         6,728
                                                                              ----------    ----------    ----------
  Net interest and dividend income after provision for loan and lease
    losses..................................................................      45,301        34,870        38,681
  Other income..............................................................      11,079        11,672         7,509
  Other expense.............................................................      44,864        41,715        37,579
                                                                              ----------    ----------    ----------
  Income before income taxes................................................      11,516         4,827         8,611
  Income taxes..............................................................       4,272           630         3,355
                                                                              ----------    ----------    ----------
  Net income................................................................       7,244         4,197         5,256
  Preferred stock dividends.................................................         268           270           270
                                                                              ----------    ----------    ----------
  Net income available to common stock......................................  $    6,976    $    3,927    $    4,986
                                                                              ==========    ==========    ==========
  Weighted average common shares outstanding................................      12,052        11,661        11,909
                                                                              ==========    ==========    ==========
ENDING BALANCE SHEET DATA:
  Total assets..............................................................  $1,267,113    $1,218,394    $1,152,323
  Investments...............................................................     308,241       369,297       290,752
  Net loans and leases......................................................     828,355       731,738       749,447
  Allowance for loan and lease losses.......................................      14,401        16,168        12,639
  Foreclosed real estate....................................................       2,599         4,110        20,182
  Deposits..................................................................     999,217       974,694     1,006,977
  Borrowed funds............................................................     139,496        82,623        20,421
  Total shareholders' equity................................................     118,918       117,327       115,627
  Common shares outstanding.................................................      12,185        11,661        11,960
PER SHARE DATA AND OTHER SELECTED RATIOS:
  Common earnings per share.................................................  $     0.58    $     0.34    $     0.42
  Dividends declared per common share.......................................  $     0.31    $     0.27    $     0.25
  Common dividend payout ratio..............................................      53.45%        79.41%        59.52%
  Common shareholders' equity per share.....................................  $     9.74    $     9.77    $     9.38
  Total shareholders' equity to assets at period end........................       9.38%         9.63%        10.03%
  Average total shareholders' equity to average total assets................       9.35%        10.22%        10.05%
  Return on average assets..................................................       0.56%         0.34%         0.43%
  Return on average common shareholders' equity.............................       6.12%         3.43%         4.53%
  Net interest margin.......................................................       4.27%         4.41%         4.27%

---------------

(1) Prior period financial data has been restated to reflect the 1996 pooling-of-interests with The Safety Fund Corporation and Milford Co/operative Bank and CFX's 5% stock dividend declared on December 10, 1996.

(2) On September 1, 1993, CFX acquired the remaining 52.4% of Colonial Mortgage, Inc. ("Colonial") (renamed CFX Mortgage, Inc.). Previously, CFX owned 47.6% of Colonial and, as a result of the purchase, Colonial became a wholly-owned subsidiary. The transaction was accounted for by the purchase method of accounting.

                          PORTSMOUTH BANK SHARES, INC.

                       SELECTED HISTORICAL FINANCIAL DATA

    The following selected historical financial data, excluding average balance and net interest margin data, at or for the five years ended December 31, 1996, is derived from the audited consolidated financial statements of Portsmouth Bank Shares, Inc. The same data at or for the three-month periods ended March 31, 1997 and 1996 are derived from unaudited consolidated financial statements. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference in this Proxy Statement-Prospectus. See "AVAILABLE INFORMATION; DOCUMENTS INCORPORATED BY REFERENCE."



                                                                                           AT OR FOR THE
                                                                                           THREE MONTHS       AT OR FOR THE YEARS
                                                                                          ENDED MARCH 31,     ENDED DECEMBER  31,
                                                                                       ---------------------  -------------------
                                                                                         1997         1996        1996
                                                                                       --------     --------    --------
                                                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
RESULTS OF OPERATIONS DATA:
  Interest and dividend income.......................................................   $  4,580     $  4,499    $ 18,302
  Interest expense...................................................................     1,995        2,008       8,259
                                                                                       --------     --------    --------
  Net interest and dividend income...................................................     2,585        2,491      10,043
  Provision for loan and lease losses................................................        --           --          --
                                                                                       --------     --------    --------
  Net interest and dividend income after provision for loan and lease losses.........     2,585        2,491      10,043
  Other income.......................................................................       242          534       1,888
  Other expense......................................................................       888          921       3,527
                                                                                       --------     --------    --------
  Income before income taxes and cumulative effect of change in accounting
    principle........................................................................     1,939        2,104       8,404
  Income taxes.......................................................................       431          643       2,447
                                                                                       --------     --------    --------
  Net income before cumulative effect of change in accounting principle..............     1,508        1,461       5,957
  Cumulative effect of change in accounting principle................................        --           --          --
                                                                                       --------     --------    --------
  Net income.........................................................................     1,508        1,461       5,957
  Preferred stock dividends..........................................................        --           --          --
                                                                                       --------     --------    --------
  Net income available to common stock...............................................  $  1,508     $  1,461    $  5,957
                                                                                       ========     ========    ========
  Weighted average common shares outstanding(2)......................................     5,843        5,852       6,074
                                                                                       ========     ========    ========
ENDING BALANCE SHEET DATA:
  Total assets.......................................................................  $262,921     $267,428    $271,569
  Investments........................................................................   152,954      173,468     159,286
  Net loans and leases...............................................................    97,279       82,202     100,042
  Allowance for loan and lease losses................................................       688          687         687
  Foreclosed real estate.............................................................       100          236         100
  Deposits...........................................................................   194,090      196,298     198,148
  Borrowed funds.....................................................................        --           --          --
  Total shareholders' equity.........................................................    66,066       66,992      66,077
  Common shares outstanding(2).......................................................     5,872        5,852       5,825
PER SHARE DATA AND OTHER SELECTED RATIOS:
  Earnings per common and common equivalent shares(2)................................  $   0.26     $   0.25    $   0.98
  Dividends declared per common share(2).............................................  $   0.15     $   0.15    $   0.83
  Common dividend payout ratio.......................................................     57.69%       60.00%      84.69%
  Common shareholders' equity per share(2)...........................................  $  11.25     $  11.46    $  11.34
  Total shareholders' equity to assets at period end.................................     25.13%       25.05%      24.33%
  Average total shareholders' equity to average assets...............................     24.56%       24.55%      24.25%
  Return on average assets...........................................................      2.32%        2.25%       2.25%
  Return on average common shareholders' equity......................................      9.44%        9.15%       9.28%
  Net interest margin................................................................      4.07%        3.95%       3.93%

                                                                                           AT OR FOR THE
                                                                                            THREE MONTHS       AT OR FOR THE YEARS
                                                                                           ENDED MARCH 31,     ENDED DECEMBER  31,
                                                                                        ---------------------  -------------------
                                                                                         1995        1994      1993(1)       1992
                                                                                       --------    --------    --------    --------
                                                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
RESULTS OF OPERATIONS DATA:
  Interest and dividend income.......................................................  $ 18,546    $ 17,956    $ 19,164    $ 20,509
  Interest expense...................................................................     7,684       6,247       7,467      10,565
                                                                                       --------    --------    --------    --------

  Net interest and dividend income...................................................    10,862      11,709      11,697       9,944
  Provision for loan and lease losses................................................        --          --          71         201
                                                                                       --------    --------    --------    --------

  Net interest and dividend income after provision for loan and lease losses.........    10,862      11,709      11,626       9,743
  Other income.......................................................................     1,226         503         750         764
  Other expense......................................................................     3,608       4,035       4,208       4,654
                                                                                       --------    --------    --------    --------

  Income before income taxes and cumulative effect of change in accounting
    principle........................................................................     8,480       8,177       8,168       5,853
  Income taxes.......................................................................     2,439       2,305       1,952       1,385
                                                                                       --------    --------    --------    --------

  Net income before cumulative effect of change in accounting principle..............     6,041       5,872       6,216       4,468

  Cumulative effect of change in accounting principle................................        --          --         (77)         --
                                                                                       --------    --------    --------    --------

  Net income.........................................................................     6,041       5,872       6,139       4,468
  Preferred stock dividends..........................................................        --          --          --          --
                                                                                       --------    --------    --------    --------

  Net income available to common stock...............................................  $  6,041    $  5,872    $  6,139    $  4,468
                                                                                       ========    ========    ========    ========

  Weighted average common shares outstanding(2)......................................     6,082       6,121       5,940       5,803
                                                                                       ========    ========    ========    ========
ENDING BALANCE SHEET DATA:
  Total assets.......................................................................  $267,272    $261,155    $276,339    $293,956
  Investments........................................................................   178,892     164,039     183,361     186,605
  Net loans and leases...............................................................    76,451      78,684      79,291      93,088
  Allowance for loan and lease losses................................................       727         767         807         843
  Foreclosed real estate.............................................................       668         948       1,039       1,500
  Deposits...........................................................................   195,570     195,396     210,519     230,890
  Borrowed funds.....................................................................        --          --          --          --
  Total shareholders' equity.........................................................    67,776      62,715      62,228      59,656
  Common shares outstanding(2).......................................................     5,735       5,683       5,733       5,580
PER SHARE DATA AND OTHER SELECTED RATIOS:
  Earnings per common and common equivalent shares(2)................................  $   0.99    $   0.96    $   1.03    $   0.77
  Dividends declared per common share(2).............................................  $   0.75    $   0.71    $   0.86    $   0.70
  Common dividend payout ratio.......................................................     75.76%      73.96%      83.50%      90.91%
  Common shareholders' equity per share(2)...........................................  $  11.81    $  11.04    $  10.85    $  10.69
  Total shareholders' equity to assets at period end.................................     25.36%      24.01%      22.52%      20.29%
  Average total shareholders' equity to average assets...............................     24.15%      23.03%      21.06%      20.26%
  Return on average assets...........................................................      2.31%       2.18%       2.14%       1.57%
  Return on average common shareholders' equity......................................      9.58%       9.21%       9.85%       7.76%
  Net interest margin................................................................      4.32%       4.52%       4.28%       3.78%

---------------

(1) Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," was adopted by Portsmouth effective January 1, 1993. The cumulative effect of the change in accounting principle on years prior to 1993 was to increase 1993 net income available to Portsmouth Common Stock by $77,000, or $.01 per share.

(2) Common share data has been restated to give retroactive effect to the 2% common stock dividend paid on March 15, 1997.

                CFX CORPORATION -- PORTSMOUTH BANK SHARES, INC.

             SELECTED PRO FORMA COMBINED FINANCIAL DATA (UNAUDITED)

     The following table sets forth certain unaudited pro forma combined financial data for CFX after giving effect to the Acquisition and certain pro forma adjustments using a maximum Exchange Ratio of 1.0294 as if the Acquisition had been accounted for as a pooling-of-interests. All pro forma balance sheets have been prepared as if the acquisitions had been consummated as of March 31, 1997, and all pro forma income statements have been prepared as if the acquisitions had been consummated as of the beginning of the earliest period presented. The actual Exchange Ratio will depend on the market price of CFX Common Stock during a valuation period in the ten days preceding the receipt of the last regulatory approval for consummation of the Portsmouth Acquisition. See "THE PROPOSED ACQUISITION -- Terms of the Acquisition." This information should be read in conjunction with the historical financial statements of CFX and Portsmouth, related notes and other financial information incorporated by reference herein or included elsewhere in this Proxy Statement -- Prospectus. The pro forma consolidated financial statements may not be indicative of the financial position or results that actually would have occurred had the Acquisition been consummated on the dates indicated, or which will be attained in the future. See "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)" and "AVAILABLE INFORMATION; DOCUMENTS INCORPORATED BY REFERENCE."

                                                      AT OR FOR THE
                                                      THREE MONTHS                 AT OR FOR THE YEARS
                                                     ENDED MARCH 31,                ENDED DECEMBER 31,
                                                 -----------------------   ------------------------------------
                                                    1997         1996         1996         1995         1994
                                                 ----------   ----------   ----------   ----------   ----------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
RESULTS OF OPERATIONS DATA:
  Interest and dividend income.................  $   34,083   $   30,239   $  126,727   $  114,935   $   99,593
  Interest expense.............................      16,494       14,047       59,825       52,047       39,886
                                                 ----------   ----------   ----------   ----------   ----------
  Net interest and dividend income.............      17,589       16,192       66,902       62,888       59,707
  Provision for loan and lease losses..........         702          905        2,935        3,037        2,697
                                                 ----------   ----------   ----------   ----------   ----------
  Net interest and dividend income after
    provision for loan and lease losses........      16,887       15,287       63,967       59,851       57,010
  Other income.................................       4,614        4,366       18,715       15,537       11,582
  Other expense................................      12,862       12,498       54,897       49,810       48,899
                                                 ----------   ----------   ----------   ----------   ----------
  Income before income taxes...................       8,639        7,155       27,785       25,578       19,693
  Income taxes.................................       2,389        2,139        9,187        8,199        6,577
                                                 ----------   ----------   ----------   ----------   ----------
  Net income...................................       6,250        5,016       18,598       17,379       13,116
  Preferred stock dividends....................          --           --           --           89          268
                                                 ----------   ----------   ----------   ----------   ----------
  Net income available to common stock.........  $    6,250   $    5,016   $   18,598   $   17,290   $   12,848
                                                 ==========   ==========   ==========   ==========   ==========
  Weighted average common shares outstanding...      19,029       18,738       19,076       18,962       18,353
                                                 ==========   ==========   ==========   ==========   ==========
ENDING BALANCE SHEET DATA:
  Total assets.................................  $2,007,370   $1,682,935   $1,818,661   $1,612,152   $1,528,268
  Investments..................................     567,956      534,312      437,477      490,706      472,280
  Net loans and leases.........................   1,232,276    1,014,213    1,202,466      988,432      907,039
  Allowance for loan and lease losses..........      16,349       16,009       16,427       16,176       15,168
  Foreclosed real estate.......................       1,906        1,600        2,323        1,854        3,547
  Deposits.....................................   1,417,620    1,315,568    1,355,355    1,252,394    1,194,613
  Borrowed funds...............................     343,216      149,130      242,455      146,826      139,496
  Total shareholders' equity...................     199,885      194,940      199,030      194,808      181,633
  Common shares outstanding....................      19,095       18,802       18,978       18,587       18,036
PER SHARE DATA AND OTHER SELECTED
  RATIOS:
  Common earnings per share....................  $     0.33   $     0.27   $     0.97   $     0.91   $     0.70
  Common shareholders' equity
    per share..................................  $    10.47   $    10.37   $    10.49   $    10.48   $    10.07
  Total shareholders' equity to assets at
    period end.................................       9.96%       11.58%       10.94%       12.08%       11.88%
  Average total shareholders' equity to average
    total assets...............................      10.67%       12.01%       11.27%       13.60%       11.77%
  Return on average assets.....................       1.35%        1.22%        1.07%        1.26%        0.84%
  Return on average common
    shareholders' equity.......................      12.63%       10.15%        9.48%        9.25%        7.15%
  Net interest margin..........................       4.15%        4.26%        4.19%        4.35%        4.32%

                              MEETING INFORMATION

DATE, PLACE AND TIME

     The Special Meeting of Stockholders of Portsmouth will be held at Yoken's Restaurant and Conference Center, Route 1, Portsmouth, New Hampshire on July 31, 1997, at 10:00 a.m. local time.

RECORD DATE; VOTING RIGHTS

     The close of business on June 12, 1997 has been fixed as the record date for the determination of stockholders of Portsmouth entitled to receive notice of and to vote at the Special Meeting. The holders of each of the 5,901,310 shares of Portsmouth Common Stock outstanding on the Record Date will be entitled to one vote for each share held of record upon each matter properly submitted at the Special Meeting. At such date, there were approximately 1,042 stockholders of record. Under Portsmouth's Articles of Organization, the presence, in person or by proxy, of the holders of a majority of the outstanding shares of Portsmouth Common Stock entitled to vote at the Special Meeting is necessary to constitute a quorum for the transaction of any item of business at the Special Meeting.

     The Acquisition must be approved by the affirmative vote of the holders of at least a majority of the shares of Portsmouth Common Stock outstanding and entitled to vote thereon.

VOTING AND REVOCATION OF PROXIES

     Shares of Portsmouth Common Stock represented by a proxy properly signed and returned will be voted at the Special Meeting in accordance with the instructions thereon. If a proxy is signed and returned without indicating any voting instructions, the shares of Portsmouth Common Stock represented by such proxy will be voted FOR approval of the Acquisition Agreement and, on other matters presented for a vote, as determined by a majority of the Portsmouth Board or, in the absence of such determination, in accordance with the judgment of the persons acting under the proxy.

     The presence of a stockholder at the Special Meeting will not automatically revoke such stockholder's proxy. However, stockholders may revoke a proxy at any time prior to its exercise by filing with the Secretary of Portsmouth a written notice of revocation, by delivering to Portsmouth a duly executed proxy bearing a later date or by attending the Special Meeting and voting in person. Written notices of revoked proxies may be directed to: Mark E. Simpson, Secretary, Portsmouth Bank Shares, Inc., 333 State Street, Portsmouth, NH 03801.

     Under the New Hampshire Business Corporation Act of 1993, shares of Portsmouth Common Stock may take action on a matter at the Special Meeting only if a quorum of those shares exists with respect to that matter. Once a share of Portsmouth Common Stock is represented for any purpose at the Special Meeting, it is deemed to be present for quorum purposes for the remainder of the meeting. Accordingly, shares of Portsmouth Common Stock represented by executed proxies received by Portsmouth will be counted for purposes of establishing a quorum at the Special Meeting with respect to all proposals, even if they are voted only on a specific proposal. Votes withheld by nominee recordholders who did not receive specific instructions from the beneficial owners of such shares will not be treated as votes cast or as shares present or represented. Under the rules of the New York Stock Exchange, brokers who hold shares in street name for customers who are the beneficial owners of such shares are prohibited from giving a proxy to vote shares held for such customers in favor of the approval of the Acquisition Agreement without specific instructions from such customers. Accordingly, the failure of such customers to provide instructions with respect to their shares of Portsmouth Common Stock to their broker will have the effect of such shares not being voted and therefore will have the same effect as votes against the Acquisition Agreement. Such instances, if any, are referred to as broker non-votes.

     The Portsmouth Board is not aware of any other business to be acted upon at the Special Meeting other than as described herein. It is not anticipated that other matters will be brought before the Special Meeting. If, however, other matters are duly brought before the Special Meeting, or any adjournment thereof, the persons appointed as proxies will have discretion to vote or act thereon as determined by a majority of the

Portsmouth Board or, in the absence of such determination, according to their best judgment. The persons named as proxies by a stockholder may propose and vote for one or more adjournments or postponements of the Special Meeting to permit another solicitation of proxies in favor of the Acquisition Agreement. No proxy which is voted against the proposal to approve the Acquisition Agreement will be voted in favor of any such adjournment or postponement.

     In connection with the Acquisition, three members of the Portsmouth Board have entered into Voting Agreements to vote all of the shares of Portsmouth Common Stock they are entitled to vote with respect thereto at the Special Meeting in favor of the Acquisition Agreement. The number of shares of Portsmouth Common Stock which such directors are entitled to vote as of June 2, 1997 is 307,261 (5.21% of Portsmouth Common Stock outstanding as of June 2,
1997). Additionally, each such person has agreed not to transfer or otherwise dispose of his shares of Portsmouth Common Stock or to pledge or otherwise encumber any additional shares of Portsmouth Common Stock prior to stockholder approval of the Acquisition Agreement or termination of the Acquisition Agreement pursuant to the terms thereof. Each such person has also agreed in his capacity as a stockholder not to take any action that would substantially impair the prospects of completing the Acquisition pursuant to the Acquisition Agreement. Assuming that directors and executive officers of Portsmouth and their respective affiliates, holding an aggregate of 396,248 shares of outstanding Portsmouth Common Stock (6.71%) as of June 2, 1997, vote their shares in favor of the Acquisition Agreement, the affirmative vote of holders of approximately 2,554,408 additional shares of Portsmouth Common Stock (43.29%) will be required in order for the Acquisition Agreement to obtain approval by a majority of the outstanding shares of Portsmouth Common Stock. See "-- Record Date; Voting Rights."

SOLICITATION OF PROXIES

     In addition to the solicitation of proxies by mail, Portsmouth, through its directors, officers and regular employees, may also solicit proxies personally, by telephone or by telecopy. Portsmouth will also request persons, firms and corporations holding shares in their names or in the names of their nominees, which are beneficially owned by others, to send proxy material to and obtain proxies from such beneficial owners and will reimburse such holders for their reasonable expenses in doing so. Portsmouth has retained Corporate Investor Communications, Inc. to assist in the solicitation of proxies. Portsmouth will pay Corporate Investor Communications, Inc. a fee of $4,000 for its services, plus reimbursement for its out-of-pocket costs. Brokerage houses, nominees, fiduciaries and other custodians have been requested to forward proxy materials to beneficial owners of Portsmouth Common Stock and, upon request, will be reimbursed by Portsmouth for the expenses incurred by them. Portsmouth will bear the expenses in connection with the solicitation of proxies, except that CFX and Portsmouth will share the expenses associated with the printing and mailing of this Proxy Statement-Prospectus and all filings with the Commission in connection therewith.

BENEFICIAL OWNERSHIP

     The following table sets forth the shareholdings as of June 2, 1997 of (i) each person who was known by Portsmouth to be the beneficial owner of more than five percent of the outstanding Portsmouth Common Stock and (ii) each executive officer and director of Portsmouth.

                                                          SHARES OF
                    NAME AND ADDRESS                  STOCK BENEFICIALLY     PERCENTAGE OF
                   OF BENEFICIAL OWNER                     OWNED(1)        STOCK OUTSTANDING
     -----------------------------------------------  ------------------   -----------------
     Robert W. Simpson(2)...........................        372,291(3)            6.13
     Rodney D. Pridham(2)...........................         53,832(4)             *
     William H. Little(2)...........................         38,268(5)             *
     Donald H. Sargent(2)...........................         36,418(6)             *
     John J. Pratt, Jr.(2)..........................          3,600(7)             *
     Timothy J. Connors(2)..........................          5,524                *
     Harry R. Hart(2)...............................         30,423(8)             *
     Harry P. Jarvis(2).............................         61,684               1.05
     Kevin MacLeod(2)...............................          9,838                *
     Mark E. Simpson(2).............................         61,700(9)            1.04
     Duane L. Jellison..............................          1,020                *
     All directors and executive officers as a group
       (11 Persons).................................        674,598(10)          10.92
     Ram Trust Services, Inc........................        391,101(11)           6.66
       45 Exchange Street
       Portland, ME 04101
     Brandes Investment Partners, Inc...............        314,727(12)           5.36
       12750 High Bluff Drive, Suite 420
       San Diego, CA 92130

---------------

(1) Except as otherwise specifically noted, the number of shares stated as being owned beneficially includes shares believed to be held beneficially by spouses and minor children; however, the inclusion of such shares in this Proxy Statement-Prospectus does not constitute an admission that the named stockholders are direct or indirect beneficial owners of such shares.

(2) Each of these persons has a business address c/o Portsmouth Bank Shares, Inc., 333 State Street, Portsmouth, New Hampshire 03801.

(3) Includes 173,723 shares of Portsmouth Common Stock deemed beneficially owned as of June 2, 1997 which the director has the right to acquire under options previously granted pursuant to Portsmouth's 1987 Stock Option and Appreciation Rights Plan.

(4) Includes 26,683 shares of Portsmouth Common Stock deemed beneficially owned as of June 2, 1997 which the executive officer has the right to acquire under options previously granted pursuant to Portsmouth's 1987 Stock Option and Appreciation Rights Plan and 6,391 shares deemed beneficially owned which have been allocated to the executive officer and are fully vested under the Portsmouth's Employee Stock Ownership Plan.

(5) Includes 18,069 shares of Portsmouth Common Stock deemed beneficially owned as of June 2, 1997 which the executive officer has the right to acquire under options previously granted pursuant to Portsmouth's 1987 Stock Option and Appreciation Rights Plan and 6,151 shares deemed beneficially owned which have been allocated to the executive officer and are fully vested under Portsmouth's Employee Stock Ownership Plan.

 (6) Includes 4,956 shares of Portsmouth Common Stock deemed beneficially owned as of June 2, 1997 which have been allocated to the executive officer and are fully vested under Portsmouth's Employee Stock Ownership Plan.

 (7) Includes 62 shares of Portsmouth Common Stock deemed beneficially owned as of June 2, 1997 which have been allocated to the executive officer and are accruing under Portsmouth's Employee Stock Ownership Plan.

 (8) Includes 17,127 shares of Portsmouth Common Stock deemed beneficially owned as of June 2, 1997 which the director and executive officer has the right to acquire under options previously granted pursuant to Portsmouth's 1987 Stock Option and Appreciation Rights Plan and 4,193 shares deemed beneficially owned which have been allocated to the nominee and are fully vested under Portsmouth's Employee Stock Ownership Plan.

 (9) Includes 39,748 shares of Portsmouth Common Stock deemed beneficially owned as of June 2, 1997 which the director and executive officer has the right to acquire under options previously granted pursuant to Portsmouth's 1987 Stock Option and Appreciation Rights Plan and 6,812 shares deemed beneficially owned which have been allocated to the nominee and are fully vested under Portsmouth's Employee Stock Ownership Plan.

(10) Includes 275,350 shares subject to outstanding stock options held by 5 executive officers and directors of Portsmouth pursuant to its 1987 Stock Option and Appreciation Rights Plan and 28,565 shares deemed beneficially owned which have been allocated to the executive officers of Portsmouth pursuant to its Employee Stock Ownership Plan.

(11) Ram Trust Services, Inc., a registered investment advisor, has sole voting and dispositive power over a total of 391,101 shares held by its clients.

(12) Brandes Investment Partners, Inc., a registered investment advisor, has sole voting and dispositive power over 1,323 shares and has shared dispositive power over an additional 313,404 shares.

  * Less than 1% of outstanding Portsmouth Common Stock

                              THE PROPOSED ACQUISITION

     This section of the Proxy Statement-Prospectus describes material aspects of the Acquisition. The following description does not purport to be complete and is qualified in its entirety by reference to the Acquisition Agreement, which is attached as Appendix A to this Proxy Statement-Prospectus and is incorporated herein by reference. All stockholders are urged to read the Acquisition Agreement carefully and in its entirety.

BACKGROUND OF THE ACQUISITION

     For several years CFX has been actively following a business strategy that calls for supplementing its internal growth with carefully selected acquisitions. Since early 1995, it has acquired four banks located in New Hampshire and Massachusetts. In pursuing this acquisition strategy, CFX's management, with assistance from its financial advisors, has been continuously evaluating acquisition opportunities both in New Hampshire and in adjacent market areas.

     Since December 1995, Portsmouth has retained Tucker Anthony to assist the Portsmouth Board in comprehensively analyzing and periodically reviewing Portsmouth's strategic alternatives for maximizing long-term stockholder value. These alternatives have included the continuation of independent operations, growth through acquisitions, participation in merger-of-equals transactions, and being acquired for cash and/or stock. Since December 1995, representatives of Tucker Anthony have periodically made detailed presentations to management and the Portsmouth Board describing changing conditions in the mergers and acquisitions ("M&A") market and Portsmouth's strengths and weaknesses either as a potential acquiror or acquiree.

Concurrently, management has provided to the Portsmouth Board its views regarding Portsmouth's operations as an independent bank.

     At the request of the Portsmouth Board, Tucker Anthony had contact with approximately seven financial institutions believed to have a strategic interest in expanding in New England as well as the financial and other capacity to do so, including certain New Hampshire-based institutions that might have been expected to have a particular strategic interest and the operating ability to derive synergistic benefits from such an acquisition. Between December, 1995 and February, 1997, certain of these institutions from time to time contacted representatives of Portsmouth or Tucker Anthony and Tucker Anthony contacted selected institutions which did not contact Portsmouth or Tucker Anthony. Any expressions of interest were preliminary and inconclusive, and no agreements or understandings concerning any transaction were reached. None of these financial institutions indicated to Portsmouth or Tucker Anthony a definite interest in offering to acquire Portsmouth at a price, or on terms, superior or comparable to the price and terms offered by CFX. Among the institutions with which Portsmouth had inconclusive discussions was CFX, during 1995 and 1996.

     In December 1995, following an inquiry from CFX's management, Peter J. Baxter, President and Chief Executive Officer of CFX, met with Robert W. Simpson, Chairman of the Board of Portsmouth, to discuss, on a preliminary basis, the possibility of a combination of the two companies. Although no agreements or understandings concerning such a possible combination were reached at that meeting, both parties agreed that there was sufficient mutual interest in a possible combination of the two companies to continue the discussions. CFX later discontinued merger discussions because of other CFX merger talks coming to fruition. Mr. Baxter and Mr. Simpson agreed to stay in contact with each other for possible further negotiations.

     In August 1996, CFX again expressed interest in acquiring Portsmouth but Portsmouth's management determined that discussions would not be resumed at the purchase price proposed by CFX.

     Discussions were reopened in December 1996 and took place in earnest between January 2, 1997 and February 12, 1997. During this period, senior management and the Boards of Directors of CFX and Portsmouth continued their evaluation of the potential combination of the two companies and, with the assistance of their respective financial advisors, continued discussions of the possible structure and pricing of an acquisition of Portsmouth by CFX.

     At a Portsmouth Board meeting held on February 12, 1997, representatives of Tucker Anthony made a comprehensive presentation with regard to the matters discussed under "-- Opinion of the Financial Advisor," including Portsmouth's estimated value as an acquisition candidate. Discussion also focused on M&A market conditions for financial institutions in New England, the possibility of receiving other offers, and the terms of CFX's proposal. The directors considered, in particular, structural issues such as the all-stock nature of the transaction; pooling accounting; tax-deferred treatment; the operation of Portsmouth Savings as a division within CFX Bank; the timetable for the transaction; the likelihood of obtaining regulatory approvals; the social and economic effects of the proposed Acquisition on Portsmouth's depositors, borrowers and employees and the Greater Portsmouth community generally; and factors affecting CFX's future earnings potential and potentially influencing future market values for the CFX stock to be received by Portsmouth stockholders in such a transaction. Tucker Anthony updated the Portsmouth Board in regard to the status of the ongoing discussions with CFX. Legal counsel described the key provisions of the documents that had been or were being negotiated or which had been left open pending Portsmouth Board review. The directors considered and stated their views in regard to these issues. Portsmouth's independent public accountants and members of management presented the results of their due diligence review of CFX. The Portsmouth Board concluded that CFX's proposal was generally satisfactory and authorized Mr. Simpson, with the assistance of Tucker Anthony and Hale and Dorr LLP, to conduct final discussions and report back to the Portsmouth Board the next day.

     At the February 13, 1997 Portsmouth Board Meeting, the Portsmouth Board reviewed once more with legal counsel the CFX proposal. Tucker Anthony reviewed its previous financial analysis of the Acquisition consideration, after which it advised the Portsmouth Board orally, and rendered its written opinion to the effect that, in its opinion, and based on facts known to Tucker Anthony at that time, the consideration to be paid in the Acquisition was fair, from a financial point of view, to Portsmouth's stockholders as of that date.

The Portsmouth Board then unanimously approved the Acquisition Agreement and related agreements, and authorized Portsmouth's officers to sign them on behalf of Portsmouth.

     The two companies executed the Acquisition Agreement and related documents, as authorized, on February 13, 1997.

REASONS FOR THE ACQUISITION; RECOMMENDATION OF THE BOARD OF DIRECTORS

     In reaching its determination to approve and adopt the Acquisition Agreement and the transactions contemplated thereby, the Portsmouth Board considered a number of factors, including, without limitation, the following:

          (1) its belief that a combination of the financial, human and operational resources of CFX and Portsmouth and their respective bank subsidiaries will produce a strong, high quality institution that will be better able to compete within its territory and take advantage of cross-selling opportunities and economies of scale;

          (2) the geographic concentration of CFX's branch network in southwestern and central New Hampshire and the contiguous market of north central Massachusetts, the complementary nature of such concentration to Portsmouth's geographic concentration in southeastern New Hampshire and the effect such complementary nature would have on the combined enterprise's ability to prosper in its banking market;

          (3) its belief, based on the analysis of and presentations to the Portsmouth Board by Tucker Anthony of Portsmouth's strategic alternatives, that the Acquisition represents an attractive strategic alternative to Portsmouth for increasing the profitability of its operations and enhancing stockholder value;

          (4) the opinion of Tucker Anthony as to the fairness from a financial point of view of the Acquisition consideration to Portsmouth and its stockholders (see "-- Opinion of the Financial Advisor");

          (5) its analysis of the structure and terms of the Acquisition, including tax-tree treatment for Portsmouth stockholders and the consideration that the Exchange Ratio will be adjusted in favor of Portsmouth's stockholders if the Average CFX Trading Price is significantly less than the closing price of CFX Common Stock on the date of the Acquisition Agreement but will not be adjusted in favor of CFX despite any increases in such price; and

          (6) its assessment of the social and economic effects of the Acquisition on the constituencies which Portsmouth and Portsmouth Savings serve, including depositors, borrowers, the Portsmouth community generally and the employees of Portsmouth and Portsmouth Savings.

     The Portsmouth Board did not assign any particular weights to any of the factors mentioned above.

     The Portsmouth Board was also mindful of the fact that, on December 31, 1996, Portsmouth had a greater portion of its total assets (38.78%) in investment securities than CFX (17.97%) and correspondingly smaller portions of its total assets in commercial loans (4.96%, as compared with 8.97%) and commercial real estate loans (6.23%, as compared with 9.24%). Commercial loans and commercial real estate loans are subject to various uncertainties not associated with investment securities or residential mortgage loans. Furthermore, commercial loans and commercial real estate loans tend to respond differently to changes in prevailing interest rates than either investment securities or residential mortgage loans. Portsmouth stockholders should be aware that the combined bank will have a different asset mix, different interest sensitivity and a different risk profile from Portsmouth. For further information concerning the asset portfolios and interest rate experience of CFX and Portsmouth, see "AVAILABLE INFORMATION; DOCUMENTS INCORPORATED BY REFERENCE," "PORTSMOUTH BANK SHARES, INC. SELECTED HISTORICAL FINANCIAL DATA" and the information contained in the form of Portsmouth's Annual Report to Stockholders for the fiscal year ended December 31, 1996 accompanying this Proxy Statement-Prospectus.

     FOR THE REASONS DESCRIBED ABOVE, THE PORTSMOUTH BOARD HAS DETERMINED THE ACQUISITION TO BE FAIR TO AND IN THE BEST INTERESTS OF PORTSMOUTH AND ITS STOCKHOLDERS AND HAS UNANIMOUSLY APPROVED THE ACQUISITION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE ACQUISITION. ACCORDINGLY, THE PORTSMOUTH BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" APPROVAL OF THE ACQUISITION AGREEMENT.

OPINION OF THE FINANCIAL ADVISOR

     Tucker Anthony was retained by Portsmouth in December 1995 for the purposes described under "-- Background of the Acquisition," including the provision of financial advice and consultation, the development of information with respect to the valuation of Portsmouth, the evaluation of any proposal that might be received, and, if appropriate, the rendering of a fairness opinion in connection with a proposal. In connection with its services, Tucker Anthony was subsequently authorized by Portsmouth to solicit, and did solicit, certain potential purchasers of Portsmouth and was directed to provide, and did provide, information concerning Portsmouth to certain third parties requesting such information which were believed capable of making a viable proposal to acquire Portsmouth and which had executed a confidentiality agreement. As described above, these contacts were inconclusive and did not result in an agreement to acquire Portsmouth until CFX and Portsmouth entered into the Acquisition Agreement.

     Portsmouth selected Tucker Anthony for a number of reasons, including its familiarity with Portsmouth, other New England financial institutions and their respective businesses. Portsmouth also considered Tucker Anthony's experience and reputation in the area of valuation and financial advisory work generally, and in relation to financial institutions specifically. Tucker Anthony is a nationally recognized investment banking firm and is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, private placements and valuations for corporate and other purposes. Tucker Anthony makes a market in Portsmouth Common Stock. From time to time, Tucker Anthony and its affiliates may hold long or short positions in Portsmouth Common Stock.

     Tucker Anthony has rendered written opinions to the Portsmouth Board to the effect that, as of February 12, 1997 and as of the date of this Proxy Statement-Prospectus, the consideration per share of Portsmouth Common Stock in shares of CFX Common Stock to be received in the Acquisition is fair, from a financial point of view, to the holders of Portsmouth Common Stock. THE FULL TEXT OF THE FAIRNESS OPINION DATED AS OF THE DATE OF THIS PROXY STATEMENT-PROSPECTUS, SETTING FORTH THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND CERTAIN LIMITATIONS ON THE REVIEW UNDERTAKEN BY TUCKER ANTHONY, IS INCLUDED AS APPENDIX C TO THIS PROXY STATEMENT-PROSPECTUS. HOLDERS OF PORTSMOUTH COMMON STOCK ARE URGED TO READ THE FAIRNESS OPINION IN ITS ENTIRETY. This opinion is directed to the Portsmouth Board and does not constitute a recommendation to any holder of Portsmouth Common Stock as to how such stockholder should vote at the Special Meeting. Tucker Anthony has advised the Portsmouth Board that it does not believe any person other than the Portsmouth Board has the legal right to rely on the opinion and, absent any controlling precedent, would resist any assertion otherwise. In the absence of applicable state law authority, the ability of a stockholder to rely on Tucker Anthony's opinion would be resolved by a court of competent jurisdiction. Resolution of the question of a stockholder's ability to rely on Tucker Anthony's opinion will have no effect on the rights and responsibilities of the Portsmouth Board under applicable state law or on the rights and responsibilities of either Tucker Anthony or the Portsmouth Board under the federal securities laws. The February 12, 1997 opinion is substantially identical to the opinion attached hereto as Appendix C.

     As compensation for its services as financial advisor, including issuance of the two opinions, Portsmouth has agreed to pay Tucker Anthony a fee equivalent to 0.85% of the Transaction Amount, as defined in Tucker Anthony's letter of engagement, of which amount $200,000 has been paid as of the date hereof and the balance is payable at the closing of the Acquisition. The amount of the fee may vary from approximately $735,000 or less if the Average CFX Trading Price is $12.50 or less and Portsmouth does not seek to terminate the Acquisition Agreement to $1,100,000 or more if the Average CFX Trading Price is $20.00 or more.

Portsmouth has also agreed to reimburse Tucker Anthony for its out-of-pocket expenses and to indemnify Tucker Anthony against certain liabilities arising out of its services as financial advisor.

     In connection with rendering its opinion dated February 12, 1997, and updated as of the date of this Proxy Statement-Prospectus, Tucker Anthony performed a variety of financial analyses, including those summarized below. The summary set forth below, which has been provided by Tucker Anthony, does not purport to be a complete description of the analyses performed by Tucker Anthony in this regard.

     The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to a summary description. Accordingly, notwithstanding the separate factors summarized above, Tucker Anthony believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors considered by it, without considering all analyses and factors, or attempting to ascribe relative weights to some or all of such analyses or factors, could create an incomplete view of the evaluation process underlying Tucker Anthony's opinion. In addition, Tucker Anthony may have used the various analyses for different purposes and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Tucker Anthony's view of the actual value of Portsmouth. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given more weight than any other analyses.

     In performing its analyses, Tucker Anthony made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Portsmouth's and CFX's control. The analyses performed by Tucker Anthony are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by such analyses. Such analyses were prepared solely as a part of Tucker Anthony's analysis of the fairness of the consideration to be received by the holders of the Portsmouth Common Stock, from a financial point of view, and were provided to the Portsmouth Board in connection with the delivery of Tucker Anthony's opinion. The analyses do not purport to be appraisals or to reflect the prices at which Portsmouth might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. In addition, as described above, Tucker Anthony's opinion is just one of the many factors taken into consideration by the Portsmouth Board (see "-- Background of the Acquisition" and "-- Reasons for the Acquisition; Recommendation of the Board of Directors").

     No limitations were imposed by the Portsmouth Board upon Tucker Anthony with respect to the investigations made or procedures followed by Tucker Anthony in its review and analysis. In its review and analysis and in arriving at its opinions, Tucker Anthony assumed and relied upon the accuracy and completeness of all the financial information publicly available or provided to it by CFX and Portsmouth, and did not attempt to verify any of such information. Tucker Anthony assumed (i) that the financial projections of CFX and Portsmouth provided to it with respect to the results of operations likely to be achieved by each company were prepared on a basis reflecting the best currently available estimates and reasonable judgments of CFX's and Portsmouth's management and advisors as to future financial performance and results, and (ii) that such forecasts and estimates would be realized in the amounts and in the time periods estimated. Tucker Anthony also assumed, without independent verification, that the current and projected aggregate reserves for possible loan losses for CFX and Portsmouth were adequate to cover such losses. Tucker Anthony did not make or obtain any independent evaluations or appraisals of any assets or liabilities of CFX, Portsmouth or any of their respective subsidiaries nor did it verify any of CFX's or Portsmouth's books or records or review any individual loan credit files.

     Tucker Anthony made a presentation to the Portsmouth Board on February 12, 1997 and rendered a written opinion to the Portsmouth Board just prior to the execution and public announcement of the Acquisition Agreement. Set forth below is a brief summary of the report presented to the Portsmouth Board on February 12, 1997. In connection with its opinion dated as of the date of this Proxy Statement-Prospectus, Tucker Anthony performed procedures to update certain analyses and reviewed the assumptions on which such analyses were based and the factors considered in connection therewith and concluded that its updated analyses were consistent with its prior analyses.

     Historical Financial Performance. Tucker Anthony examined the financial performance of both Portsmouth and CFX over the period starting December 31, 1991 and ending September 30, 1996. The analysis of historical performance showed among other things that: (i) the compound annual growth rate in total assets during the period was -2.0% for Portsmouth and 19.2% for CFX, (ii) the compound annual growth rate in net loans during the period was -1.9% for Portsmouth and 18.2% for CFX, (iii) the compound annual growth rate in total deposits during the period was -3.6% for Portsmouth and 16.1% for CFX, (iv) the equity to asset ratio as of September 30, 1996 was 24.9% for Portsmouth and 8.5% for CFX, (v) the loan to deposit ratio as of September 30, 1996 was 45.4% for Portsmouth and 91.4% for CFX, (vi) the latest twelve months net interest margin was 4.02% for Portsmouth and 4.23% for CFX, (vii) the latest twelve months return on average assets was 2.19% for Portsmouth and 0.72% for CFX, and (viii) the latest twelve months return on average equity was 9.00% for Portsmouth and 8.90% for CFX.

     Stock Trading Analysis. For the one and three year periods ended February 7, 1997, Tucker Anthony examined the historical trading prices, volume, price/book value and price/earnings multiples of Portsmouth's and CFX's common stock, and compared the historical trading prices of Portsmouth's and CFX's common stock in relation to movements in certain stock indices, specifically the Standard & Poor's Savings and Loan Index and Regional Bank Index, as well as an index of the Reference Thrifts (as defined below) and a broader index of New England financial institutions. Tucker Anthony also analyzed and compared the historical trading prices, price/book value and price/earnings multiples of Portsmouth and CFX to certain other publicly traded financial institutions deemed to be comparable or otherwise relevant as described below.

     Analysis of Selected Publicly Traded Reference Financial Institutions. Tucker Anthony compared the selected financial data and financial ratios of Portsmouth and CFX to the corresponding data and ratios of certain publicly traded thrift institutions located in northeastern New England with total assets between $160 million and $1.2 billion. The "Reference Thrifts" included the following thrift institutions: Andover Bancorp, Central Co-Op Bank, Community Bankshares, First Essex Bancorp, Ipswich Savings Bank, Lawrence Savings Bank, Massbank, New Hampshire Thrift Bancshares, Northeast Bancorp, Primary Bank and Warren Bancorp. The Reference Thrifts, as a group, exhibited certain characteristics -- including asset size, geographic proximity and business risk -- similar to those exhibited by Portsmouth and CFX.

     The analysis of the selected Reference Thrifts showed among other things that: (i) the ratio of Portsmouth's and CFX's net loans to assets were 33.5% and 68.8% as of September 30, 1996, respectively, compared to an average of 62.5% for the Reference Thrifts; (ii) the ratio of Portsmouth's and CFX's non-performing assets to total loans plus other real estate owned were 0.9% and 1.1%, respectively, compared to an average of 1.8% for the Reference Thrifts;
(iii) the ratio of Portsmouth's and CFX's non-performing assets to the sum of shareholders' equity and loan loss reserves were 1.2% and 7.8%, respectively, compared to an average of 13.7% for the Reference Thrifts; (iv) the ratio of Portsmouth's and CFX's equity to total assets were 24.9% and 8.5%, respectively, compared to an average of 7.95% for the Reference Thrifts; (v) the latest twelve months return on assets for Portsmouth and CFX were 2.19% and 0.72%, respectively, compared to an average of 1.01% for the Reference Thrifts; (vi) the latest twelve months return on equity for Portsmouth and CFX were 9.00% and 8.90%, respectively, compared to an average of 13.00% for the Reference Thrifts;
(vii) as of February 7, 1997, the ratio of Portsmouth's and CFX's market price to their book value per common share were 136.1% and 165.9%, respectively, compared to an average of 136.8% for the Reference Thrifts; and (viii) as of February 11, 1997, the latest quarter annualized dividend yield excluding special cash dividends and stock dividends for Portsmouth and CFX were 3.8% and 4.5%, respectively, as compared to an average of 2.7% for the Reference Thrifts.

     Analysis of Selected Comparable Merger and Acquisition Transactions.
Tucker Anthony reviewed and performed analysis on 85 unassisted acquisitions of thrift institutions in the northeastern United States (the "Reference Transactions") announced between January 1, 1993 and February 7, 1997, comparing the target financial institutions' asset quality, capital structure, profitability and asset, loan and deposit growth rates to Portsmouth's current results of operations and financial condition. Because of the extraordinary nature of

Portsmouth's capital base relative to most other financial institutions, Tucker Anthony also analyzed the terms of the proposed transaction and the terms of the Reference Transactions on an adjusted 8.0% book value basis. This analysis reviews transaction statistics of premiums paid over a theoretical book value based on adjusting the aggregate transaction value on a dollar-for-dollar basis for differentials between actual book value and the theoretical book value calculated at 8.0% of total assets. Excluding the highest and lowest ratios, the target financial institutions involved in the Reference Transactions had an average return on assets for the latest twelve months prior to announcement date of 0.83% and an average return on equity for the latest twelve months prior to announcement date of 9.00%, as compared to 2.21% and 8.90%, respectively, for Portsmouth.

     Set forth below is a summary of the information presented to the Portsmouth Board with respect to the Reference Transactions and a percentile ranking of the CFX offer based on the CFX closing stock price of $18.50 per share on February 11, 1997.

                                                                         RECENT NORTHEAST
                                                                           TRANSACTIONS
                                                                     --------------------------
                                                                      CFX            CFX OFFER
                                                                     OFFER   MEDIAN  PERCENTILE
                                                                     -----   ------  ----------
  Price/Book Value(a)(b)...........................................   159%     153%      58%
  Price/Adjusted 8%
    Book Value(a)(b)...............................................   278%     164%     100%
  Price/Earnings(a)(b).............................................  17.6x    14.6x      70%
  Price to Market Price(a)(b)......................................   112%     127%      27%

---------------

(a) Estimated value of $17.375 per Portsmouth share based on CFX closing price of $18.50 on February 11, 1997, prior to giving effect to Portsmouth's 2% stock dividend paid on March 15, 1997.

(b) Based on market price 1 week prior to announcement.

     Discounted Cash Flow Analysis. Tucker Anthony developed a discounted cash flow analysis through the fiscal year ended December 31, 2001 designed to compare the present value, under certain assumptions, that would be attained if Portsmouth remained independent through the year 2001 or was acquired in the year 2001 by a larger financial institution, with the value of the CFX offer. For the purpose of the analysis Tucker Anthony made reference to financial forecasts and projections prepared by Portsmouth management (the "Base Case"). The projections assumed, among other things, that Portsmouth would dividend out all excess capital above 9.0% of assets at the beginning of 1998. The projections also assume that Portsmouth could achieve annual growth in average assets of 3.0%, could maintain a net interest margin of 4.1%, and would be able to achieve an operating expense to assets ratio of 1.0% (compared with a ratio of 1.46% over the five years ended December 31, 1996). Tucker Anthony noted that for the five fiscal years ended December 31, 1996, total assets declined by an average of 1.6% per year and total loans declined by an average of 3.5% per year.

     In addition to the Base Case, Tucker Anthony reviewed Base Case financial forecasts and projections revised to assume variations in net interest margin (the "Stress Test Scenario"). The Stress Test Scenario was based on increases in net interest margin of 10 and 20 basis points as well as reductions in net interest margin of 10 and 20 basis points.

     The projected cash flows of Portsmouth were comprised of the dividends per share paid in fiscal years ended December 31, 1997 through 2001 plus the terminal value of Portsmouth common stock at fiscal year end 2001 calculated as described below. The cash flows were discounted at a range of rates from 11.0% to 15.0%. Based upon Tucker Anthony's experience and judgment, Tucker Anthony believes that holders of Portsmouth common stock would typically seek returns within the indicated range of discount rates, in view of Portsmouth's operating projections, historical performance, financial condition and market capitalization, among other matters.

     In estimating the appropriate terminal value of Portsmouth at fiscal year end 2001, Tucker Anthony used methods based on multiples of earnings. Tucker Anthony applied to the fiscal year December 31, 2001 price/earnings multiples in range of 9.0x to 15.0x. The low end of the range of multiples reflected the bottom of an estimated future trading range for Portsmouth as an independent entity, while the high end of the ranges of multiples were more indicative of the top of an estimated range assuming a future sale of Portsmouth to a larger financial institution. Acquisition and trading multiples from time to time fluctuate considerably, and no assurance can be made that future acquisition or trading multiples will be comparable to historical levels.

     The values derived in the discounted cash flow analysis Base Case ranged from $12.10 per Portsmouth share (prior to giving effect to the 2% stock dividend paid by Portsmouth on March 15, 1997; $11.86 after giving effect to such stock dividend) using a discount rate of 15% and an earnings terminal value multiple of 9.0x to $16.52 (pre-dividend; $16.20 post-dividend) per Portsmouth share using a discount rate of 11% and an earnings terminal value multiple of 15.0x. In the Stress Test Scenario, the upside case (adjusting the net interest margin 20 basis points above management projections) derived values ranging from $12.46 (pre-dividend; $12.22 post-dividend) per Portsmouth share using a discount rate of 15% and an earnings terminal value multiple of 9.0x to $17.14 (pre-dividend; $16.80 post-dividend) per Portsmouth share using a discount rate of 11% and an earnings terminal value multiple of 15.0x, and the downside case (adjusting the net interest margin 20 basis points below management projections) derived values ranging from $11.73 (pre-dividend; $11.50 post-dividend) per Portsmouth share using a discount rate of 15% and an earnings terminal value multiple of 9.0x to $15.91 (pre-dividend; $15.60 post-dividend) per Portsmouth share using a discount rate of 11% and an earnings terminal value multiple of 15.0x.

     In connection with its opinion dated as of the date of this Proxy Statement-Prospectus, Tucker Anthony performed procedures to update certain analysis and reviewed the assumptions on which such analyses were based and the factors considered in connection therewith.

     The summary of the Tucker Anthony opinion set forth above provides a description of the main elements of Tucker Anthony's presentation to the Portsmouth Board on February 12, 1997. It does not purport to be a complete description of the presentation of Tucker Anthony to the Portsmouth Board or of the analyses of Tucker Anthony. The preparation of a fairness opinion is not necessarily susceptible to partial analysis or summary description. Tucker Anthony believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses, without considering all analyses, or selecting part of the above summary, without considering all factors and analyses, would create an incomplete view of the procedures underlying the analyses set forth in the Tucker Anthony presentation and opinion. In addition, the ranges of valuations resulting from any particular analyses described above should not be taken to be Tucker Anthony's actual value of Portsmouth. The fact that any specific analysis has been referred to in this summary above is not meant to indicate that such analysis was given more weight than any other analyses.

TERMS OF THE ACQUISITION

     In accordance with the terms of the Acquisition Agreement and applicable New Hampshire law, CFX's proposed acquisition of Portsmouth will involve a share exchange, a holding company merger and a bank merger. In the initial step, CFX will acquire all the outstanding shares of capital stock of Portsmouth, par value $0.10 per share, including each attached right ("Right") issued pursuant to the Portsmouth Rights Agreement, through an exchange (the "Share Exchange") of shares of CFX Common Stock, par value $0.66 2/3 per share, for the issued and outstanding shares of Portsmouth Common Stock pursuant to a Plan of Share Exchange (the "Plan of Exchange") to be adopted by the holders of Portsmouth Common Stock at the Special Meeting. Immediately following the Share Exchange, Portsmouth will be merged (the "Holding Company Merger") with and into CFX, pursuant to a merger agreement or plan of merger in a form to be specified by CFX and immediately thereafter Portsmouth Bank will be merged with and into CFX Bank pursuant to an Agreement and Plan of Merger substantially in the form agreed upon by the parties concurrently with execution of the Acquisition Agreement.

     At the Effective Date, each share of Portsmouth Common Stock issued and outstanding immediately prior to the Effective Date, other than Dissenting Shares and except as otherwise provided in the Acquisition Agreement, will be exchanged (together with its attached Right) for an amount of CFX Common Stock equal to one share multiplied by the appropriate Exchange Ratio (rounded to the nearest four decimal places) and cash in lieu of any fractional share of CFX Common Stock.

     The Exchange Ratio will be a function of the Average CFX Trading Price. The Average CFX Trading Price is based on the sale price of CFX Common Stock on the AMEX as reported in The Wall Street Journal for the ten consecutive trading days ending on the business day before the date on which the last regulatory approval necessary for the consummation of the Acquisition is obtained, and thus could be determined several weeks prior to the Effective Date. The market price of CFX Common Stock at the Effective Date could therefore differ materially from the Average CFX Trading Price used to determine the Exchange Ratio.

     The Exchange Ratio will be:

     (1)  0.9314, if the Average CFX Trading Price is greater than $17.375;

     (2) $16.1765 / the Average CFX Trading Price, if the CFX Price is greater than $15.70 and is no greater than $17.375; or

     (3)  1.0294, if the Average CFX Trading Price is no greater than $15.70;

provided, however, that the Exchange Ratio shall be $14.6176 / the Average CFX Trading Price if the Average CFX Trading Price is $14.20 or less, Portsmouth has elected to terminate the Acquisition Agreement unless CFX elects to increase the Exchange Ratio, and CFX has elected to increase the Exchange Ratio to the Cure Ratio in accordance with the terms of the Acquisition Agreement. In determining whether to elect to terminate the Acquisition Agreement if the Average CFX Trading Price is $14.20 or less, the Portsmouth Board will, consistent with its fiduciary duties, take into account all relevant facts and circumstances existing at the time, including without limitation: whether it believes that CFX is prepared to (i) adopt the revised Exchange Ratio described above, (ii) acquiesce in the termination of the Acquisition or (iii) seek to negotiate for a lesser increase in the Exchange Ratio; the market for CFX Common Stock and bank stocks in general and the relative value of the Portsmouth Common Stock in the market; and the advice of its financial advisors and legal counsel. By approving the Acquisition Agreement, the Portsmouth stockholders will be permitting the Portsmouth Board to determine, in the exercise of its fiduciary duties and without any further solicitation of the Portsmouth stockholders, whether or not to proceed with the Acquisition if the Average CFX Trading Price during the pricing period were $14.20 or less.

     The following table shows the Exchange Ratio at various Average CFX Trading Prices, together with the Per Portsmouth Share Value in each case. As used herein, the Per Portsmouth Share Value is calculated by multiplying the Average CFX Trading Price by the applicable Exchange Ratio, and represents the value of the CFX Common Stock that would be received in the Acquisition for each share of Portsmouth Common Stock based on the Average CFX Trading Price.

AVERAGE CFX
  TRADING        EXCHANGE RATIO      PER PORTSMOUTH
   PRICE          (CFX SHARES)         SHARE VALUE
------------     ---------------     ---------------
   $21.50             0.9314             $ 20.03
   $20.50             0.9314             $ 19.09
   $19.50             0.9314             $ 18.16
   $18.50             0.9314             $ 17.23
   $17.50             0.9314             $ 16.30
   $16.50             0.9804             $ 16.18
   $15.50             1.0294             $ 15.96
   $14.50             1.0294             $ 14.93

                                                       If Portsmouth elects to terminate the
                                                       Acquisition but CFX elects to pay the Cure
                  If Portsmouth does not elect         Ratio and thereby keep the Acquisition
                 to terminate the Acquisition:         Agreement in effect:

 AVERAGE CFX   EXCHANGE RATIO     PER PORTSMOUTH        ADJUSTED EXCHANGE RATIO      PER PORTSMOUTH
CLOSING PRICE   (CFX SHARES)       SHARE VALUE               (CFX SHARES)             SHARE VALUE
-------------  ---------------   ----------------      -------------------------    ----------------
   $13.50           1.0294            $13.90                    1.0828                   $14.62
   $12.50           1.0294            $12.87                    1.1694                   $14.62

                       [PORTSMOUTH PER SHARE VALUE CHART]

     Any cash payment in lieu of fractional shares will be in an amount equal to such fraction multiplied by the reported closing sale price of CFX Common Stock on the AMEX as reported in The Wall Street Journal for the last business day preceding the date of the Effective Date.

     Portsmouth has adopted a Revised 1987 Stock Option and Appreciation Rights Plan (the "Portsmouth Stock Option Plan"). At the Effective Date, outstanding obligations under the Portsmouth Stock Option Plan will be assumed by CFX and, except as provided in the Plan of Exchange, each stock option outstanding under the Portsmouth Stock Option Plan will become the right to receive, upon payment of the exercise price, the number of shares of CFX Common Stock equal to the Exchange Ratio multiplied by the number of shares of Portsmouth Common Stock subject to such options. As of February 28, 1997, there were 329,988 shares of Portsmouth Common Stock reserved for issuance pursuant to exercise of outstanding options under the Portsmouth Stock Option Plan (333,018 shares giving effect to the 2% stock dividend paid on March 15, 1997).

     In the event that, between February 13, 1997 and the Effective Date, the outstanding shares of CFX Common Stock or Portsmouth Common Stock shall have been increased, decreased or changed into or exchanged for a different number of kind of shares or securities by reorganization, recapitalization, reclassification, stock split or other like changes in the capitalization of CFX or Portsmouth, or if a stock dividend is declared on CFX Common Stock or Portsmouth Common Stock with a record date within such period, then an appropriate and proportionate adjustment shall be made in the number and kind of shares of CFX Common Stock to be thereafter delivered pursuant to the Plan of Exchange, the dollar amounts and the Exchange Ratio. Such adjustments, resulting from a 2% stock dividend paid by Portsmouth on March 15, 1997, have been reflected in this Proxy Statement-Prospectus. The 2% stock dividend did not increase or otherwise affect the aggregate amount of CFX Common Stock to be issued to Portsmouth stockholders in the Share Exchange.

SURRENDER OF CERTIFICATES

     Within five business days after the Effective Date, an exchange agent appointed by CFX (the "Exchange Agent") will mail to each record holder of Portsmouth Common Stock a notice of consummation of the Share Exchange and a form of transmittal letter pursuant to which each such holder shall exchange its Portsmouth

Common Stock certificates for the certificates representing CFX Common Stock and the cash in lieu of fractional shares, if any, for which the Portsmouth Common Stock will have been exchanged as result of the Acquisition. Upon surrender of their Portsmouth Common Stock certificates, such holders will receive a certificate for the number of whole shares of CFX Common Stock to which they are entitled and a check representing the amount paid in lieu of issuing any fractional share. Until so exchanged, the holder of a certificate representing Portsmouth Common Stock outstanding immediately prior to the Effective Date shall have no rights with respect to such Portsmouth Common Stock except to surrender such certificate in exchange for a CFX Common Stock certificate and cash in lieu of any fractional share. No dividends or other distributions with respect to CFX Common Stock declared after the Effective Date will be made to holders of unsurrendered Portsmouth Common Stock certificates until the holder thereof surrenders such certificates. STOCKHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE FURTHER INSTRUCTIONS.

RESALE OF CFX COMMON STOCK

     The shares of CFX Common Stock issuable to stockholders of Portsmouth upon consummation of the Acquisition have been registered under the Securities Act. It is anticipated, and it is a condition to each of the parties' obligations to effect the Acquisition, that such shares will be approved for listing, upon official notice of issuance, on the AMEX. Such shares may be traded freely by those stockholders not deemed to be affiliates of Portsmouth or CFX as that term is defined under the Securities Act. The term "affiliate" generally means each person who controls, is controlled by or is under common control with, or is a member of a group that controls, is controlled by or is under common control with, Portsmouth or CFX, and for purposes hereof could be deemed to include all executive officers, directors and 10% stockholders of Portsmouth or CFX.

     Rule 145 promulgated by the Commission under the Securities Act will restrict the sale of CFX Common Stock received in the Acquisition and beneficially owned by those stockholders who are deemed to be affiliates of Portsmouth and certain of their family members and related interests. Such affiliates, provided they are not affiliates of CFX at or following the Effective Date, may publicly resell CFX Common Stock received by them in the Acquisition subject to certain limitations, principally as to, among other things, the number of shares sold in any 90-day period and the manner of sale, during the 12 months following the Effective Date. After such period, such affiliates may resell their shares without restriction so long as there is adequate current public information with respect to CFX as required by Rule 145. Persons who become affiliates of CFX prior to, at or after the Effective Date may publicly resell the CFX Common Stock received by them in the Acquisition subject to similar limitations and subject to certain filing requirements specified in Rule 144. Affiliates also would be permitted to resell CFX Common Stock received in the Acquisition pursuant to an effective registration statement under the Securities Act or another available exemption from the Securities Act registration requirements. This Proxy Statement-Prospectus does not cover any resales of CFX Common Stock received in the Acquisition by persons who may be deemed to be affiliates of CFX or Portsmouth.

     In addition, since the Acquisition is to be accounted for as a pooling-of-interests, shares of CFX Common Stock and Portsmouth Common Stock held by affiliates of either company will not be transferable during the period beginning 30 days prior to the Effective Date and ending when financial results covering at least 30 days of post-merger combined operations of CFX and Portsmouth have been published, in order to satisfy certain requirements of the Commission in transactions to be accounted for using pooling-of-interests accounting treatment. Under the Acquisition Agreement, CFX has agreed to use its best efforts to publish no later than 25 days after the end of the first calendar quarter in which there are at least 30 days of post-Acquisition combined operations (which may be the calendar quarter in which the Effective Date occurs) combined sales and net income figures as contemplated by and in accordance with the Commission's Accounting Series Release No. 135.

     CFX and Portsmouth shall use all reasonable efforts to cause those persons who may be deemed to be affiliates of Portsmouth or CFX to deliver to the other party, as soon as practicable after the date of the Acquisition Agreement, and prior to the Special Meeting (and, in the case of affiliates of Portsmouth, no later than 30 days prior to the Effective Date), a written agreement providing that such person will not sell, pledge, transfer or otherwise dispose of any shares of CFX Common Stock or Portsmouth Common Stock for the period beginning 30 days prior to the Acquisition and ending on the publication of financial results covering at least 30 days of combined operations of CFX and Portsmouth and in compliance with the Securities Act and the rules and regulations promulgated thereunder. It is anticipated that each director and executive officer of Portsmouth and CFX will execute such an agreement. Certificates of Portsmouth Common Stock surrendered for exchange pursuant to the Acquisition by any person deemed to be an affiliate shall not be exchanged for certificates representing shares of CFX Common Stock until CFX has received from that person the written agreement described in this paragraph.

REPRESENTATIONS AND WARRANTIES; CONDITIONS TO THE ACQUISITION; WAIVER

     The Acquisition Agreement contains representations and warranties by Portsmouth and CFX regarding various customary legal, regulatory, financial and business matters. Except as otherwise provided in the Acquisition Agreement, these representations and warranties will not survive the Closing Date.

     The obligations of CFX and Portsmouth to consummate the Acquisition are conditioned upon, among other things:

          (1) the approval of the Transaction Documents by the stockholders of CFX and Portsmouth;

          (2) the receipt of all necessary regulatory approvals, the expiration of all applicable waiting periods, and the satisfaction of all regulatory conditions to such approvals (CFX may abandon the Acquisition if any regulatory approvals contain any condition or requirement not reasonably foreseen as of the date of the Transaction Documents that, in the reasonable good faith opinion of the CFX Board materially and adversely affects the anticipated economic and business benefits of the Acquisition to CFX);

          (3) the effectiveness under the Securities Act of a registration statement covering the issuance of the CFX Common Stock in connection with the Acquisition, and the absence of any proceeding by the Commission to suspend such effectiveness;

          (4) the receipt of all necessary state securities or "Blue Sky" permits or authorizations;

          (5) the receipt of tax opinions satisfactory to CFX and Portsmouth;

          (6) the receipt of all necessary and material consents and waivers;

          (7) the absence of any order, decree or injunction of any court or government agency that enjoins or prohibits the consummation of the Acquisition; and

          (8) the approval for listing on the AMEX, subject to official notice of issuance, of shares of CFX Common Stock to be issued in the Acquisition.

     In addition, as a condition to the obligations of CFX and CFX Bank to consummate the Acquisition, no event may occur that would preclude the Acquisition from being accounted for as a pooling-of-interests. The Acquisition is not conditioned upon the closing of the Community Acquisition.

     The Acquisition Agreement provides that, except with respect to any required stockholder or regulatory approval, CFX and Portsmouth may at any time (whether before or after approval of the Transaction Documents by the stockholders of CFX and Portsmouth), in a writing signed by an executive officer of each of CFX and Portsmouth, extend the time for the performance of the obligations of CFX and Portsmouth and waive (i) any inaccuracies in the representations and warranties contained in the Transaction Documents, (ii) compliance with any of the covenants, undertakings or agreements of CFX or Portsmouth, or satisfaction of any of the conditions precedent to CFX's or Portsmouth's obligations contained in the Transaction Documents or (iii) the performance by CFX or Portsmouth of any of CFX's or Portsmouth's obligations; provided that after approval of the Acquisition by the stockholders of Portsmouth, no such modification shall alter or change the amount or kind of consideration to be received by the stockholders of Portsmouth pursuant to the Plan of Exchange or which adversely affect the tax treatment to Portsmouth's stockholders as the result of the receipt of such consideration. However, certain conditions to consummation of the Acquisition cannot be waived as a matter of law, including the existence of an effective registration statement or exemption therefrom, the absence of a government order enjoining or prohibiting consummation of the Acquisition and the receipt of all required "Blue Sky" permits or other authorizations.

REGULATORY AND OTHER APPROVALS

     Consummation of the Acquisition is subject to prior receipt of all required approvals and consents to the Share Exchange, the Holding Company Merger and the Bank Merger by all applicable federal and state regulatory authorities. In order to consummate the Share Exchange, the Holding Company Merger and the Bank Merger, CFX, Portsmouth, CFX Bank and/or Portsmouth Savings must obtain the prior consent and approval, as applicable, of the FDIC and the Commissioner, and approval from the Federal Reserve or a waiver from the Federal Reserve of the obligation to seek such approval.

     The Bank Merger is subject to approval by the FDIC under the Bank Merger Act provisions of the Federal Deposit Insurance Act (the "BMA"). Such approval has been received and the requisite waiting period, during which time the United States Department of Justice ("DOJ") may challenge the Acquisition on antitrust grounds, has expired.

     The Share Exchange and the Holding Company Merger are subject to the prior approval of the Federal Reserve under the BHCA. CFX has received from the Federal Reserve a waiver of this requirement.

     The Commissioner must approve the Bank Merger under relevant provisions of the New Hampshire Revised Statutes Annotated (the "NHRSA") and regulations promulgated thereunder. CFX has received the required approval from the Commissioner under the NHRSA.

     Although the shares issuable upon exercise of the Option represent 19.9% of the Portsmouth Common Stock that would be outstanding immediately prior to such exercise, CFX may not acquire more than 5% of the Portsmouth Common Stock, pursuant to the exercise of the Option or otherwise, without prior approval of the Federal Reserve. See "THE PROPOSED ACQUISITION -- Stock Option Agreement" and the text of the Stock Option Agreement, attached hereto as Appendix B.

     Because CFX controls subsidiary banks in Massachusetts, Chapter 167A of the Massachusetts General Laws requires prior approval of the Holding Company Merger by the Massachusetts Board of Bank Incorporation (the "MBBI"). An application for prior approval of the Holding Company Merger was filed with the MBBI on May 15, 1997. Approval of this application would be based upon the MBBI's determination that the proposed transaction does not unreasonably affect competition among Massachusetts banking institutions and that it promotes public convenience and advantage. In making such a determination, the MBBI must consider, among other things and to the extent applicable, a showing of net benefits, including initial capital investment, job creation plans, consumer and business services and commitments to maintain and open branch offices within a bank's statutorily delineated local community.

     To the extent that the foregoing information describes statutes and regulations, it is qualified in its entirety by reference to the particular statutes and regulations and the regulations promulgated under such statutes.

     The parties have received the foregoing regulatory approvals, except for that of the MBBI. The Acquisition will not proceed in the absence of such required approval. There can be no assurance that the MBBI will grant its approval to the Acquisition, and if granted, there can be no assurance as to the date of such grant, that such grant will not be conditioned upon matters that would cause the CFX Board to abandon the Acquisition, or that no action will be brought by DOJ challenging the Acquisition. See "-- Representations and Warranties; Conditions to the Acquisition; Waiver" and "-- Closing; Effective Date; Termination."

     CFX and Portsmouth are not aware of any other governmental approvals or actions that are required for consummation of the Acquisition except as described above. Should any such approval or action be required, it is presently contemplated that such approval or action would be sought. There can be no assurance that any such approval or action, if needed, could be obtained, would not delay consummation of the Acquisition and would not be conditioned in a manner that would cause CFX to abandon the Acquisition.

BUSINESS PENDING THE ACQUISITION

     Under the terms of the Acquisition Agreement, each of CFX, Portsmouth and their respective subsidiaries generally is prohibited from taking any action that materially affects the ability of CFX or Portsmouth to obtain any necessary governmental approvals, materially increases the period of time necessary to obtain such approvals, materially affects its ability to perform its covenants and agreements under the Acquisition Agreement, disqualifies the Acquisition as a pooling-of-interests for accounting purposes or a tax-free reorganization within the meaning of Section 368(a) of the Code, or results in the representations and warranties of CFX and Portsmouth in the Acquisition Agreement not being true and correct on the date of the Acquisition Agreement or on the Closing Date.

     Portsmouth and Portsmouth Savings are also required to use their respective reasonable best efforts to preserve their respective properties, business and relationships with customers, employees and other persons. In addition, without CFX's prior consent or as expressly contemplated or permitted by the Transaction Documents, Portsmouth and Portsmouth Savings may not declare or pay any dividends or other distributions on capital stock beyond specified limits, increase compensation or fringe benefits of directors, officers or employees beyond customary limits, or take certain other actions as described in the Acquisition Agreement.

     Portsmouth has agreed that it shall not (and shall not authorize or permit its officers, directors, agents and affiliates to) solicit or initiate any inquiries or proposals concerning any Acquisition Transaction other than the Acquisition. Portsmouth must notify CFX as soon as practicable if any such inquiries or proposals are received by Portsmouth, or if Portsmouth or any officer, director, agent or affiliate is requested to or does furnish any confidential information relating to, or participates in any negotiations or discussions concerning, any Acquisition Transaction.

CLOSING; EFFECTIVE DATE; TERMINATION

     The Acquisition shall be consummated at a closing to be held on the first business day that is at least 20 calendar days after the date on which the last of all required approvals for the Acquisition have been obtained and the last of all required waiting periods under such approvals has expired, or at such other place, date and time as the parties may mutually agree upon (the "Closing Date"), with the Acquisition to be consummated in such order and after such intermediate steps as CFX may specify, so long as such manner of consummation does not materially impede or delay receipt of approvals referred to in the Acquisition Agreement, alter the consideration to be delivered to Portsmouth's stockholders or adversely affect the tax treatment to Portsmouth's stockholders. The Acquisition shall be effective at the time and on the date specified in the certificate or articles of merger or share exchange to be filed with the appropriate New Hampshire state authorities as contemplated by the Transaction Documents. The term "Effective Date" shall mean the effective time and date of the Share Exchange specified in the articles of share exchange to be filed with the appropriate New Hampshire state authorities as contemplated by the Plan of Exchange.

     CFX and Portsmouth each anticipates that the Acquisition will be consummated in the third quarter of 1997. However, consummation could be delayed as a result of delays in obtaining the necessary governmental and regulatory approvals or if any other condition to consummation of the Acquisition is not satisfied. There can be no assurance as to if or when such approvals will be obtained or that the Acquisition will be consummated. See "-- Regulatory and Other Approvals."

     The Transaction Documents (other than the Stock Option Agreement, which shall be governed by the terms thereof) may be terminated, whether before or after approval by the stockholders of CFX and Portsmouth: (i) at any time at or prior to the Effective Date, by the mutual written agreement of CFX and Portsmouth; (ii) at any time on or prior to the Closing Date, by either Portsmouth or CFX in the event of a material breach by the other party of any agreement contained in the Transaction Documents, or any representation or warranty contained in the Acquisition Agreement, after notice and an opportunity to cure; (iii) at the election of either Portsmouth or CFX in the event that the Closing Date does not occur on or before February 13, 1998, or such later date as the parties have agreed to in writing, subject to extension in certain circumstances; (iv) at any time, by any party if the stockholders of CFX or Portsmouth fail to approve the Acquisition; (v) at any time, by any party if the Acquisition is disapproved by a relevant regulatory authority; or (vi) by Portsmouth, if the Average CFX Trading Price is below $14.21 per share and CFX elects not to adjust the Exchange Ratio to the Cure Ratio as provided in the Acquisition Agreement. See "-- Terms of the Acquisition."

MANAGEMENT AND OPERATIONS AFTER THE ACQUISITION

     Following the Acquisition and the Community Acquisition, the directors of CFX will consist of (i) those persons serving as directors of CFX immediately prior to the Effective Date, (ii) three persons serving as directors of Portsmouth, and (iii) subject to consummation of the Community Acquisition, three persons serving as directors of Community. In addition, two persons serving as directors of Portsmouth Savings will be elected to the Board of Trustees of CFX Bank.

     CFX and Portsmouth intend that, following the consummation of the Holding Company Merger, Portsmouth Savings shall be merged with and into CFX Bank, pursuant to the provisions of, and with the effect provided in, Title 35 of the NHRSA. Thereafter, the business of Portsmouth Savings will be operated as a division of CFX Bank. Prior to or at the Effective Date, two directors of Portsmouth, including Mark E. Simpson, the current President and Chief Operating Officer of Portsmouth Savings, to be designated by Portsmouth, after consultation with and the consent of CFX and CFX Bank (which consent shall not be unreasonably withheld), will be elected to the Board of Trustees of CFX Bank effective upon the Effective Date and shall be nominated for re-election, if at all, pursuant to CFX Bank's then existing policies and procedures. At that time, Mark E. Simpson also will become President of Portsmouth Savings, a division of CFX Bank.

     Pursuant to the terms of the Acquisition Agreement, Timothy J. Connors, Mark E. Simpson and Robert W. Simpson, who currently serve on the Portsmouth Board, have been designated to serve on the CFX Board following consummation of the Acquisition. In addition, Harry P. Jarvis and Mark E. Simpson, who currently serve as directors of Portsmouth Savings, have been designated to serve as trustees of CFX Bank. Furthermore, in connection with the Community Acquisition, Douglas Crichfield, the President and Chief Executive Officer and a director of Community and Concord Savings, has been designated by Community to serve as a director of CFX and of CFX Bank following the Community Acquisition, and will become an Executive Vice President of CFX and the President and Chief Executive Officer of CFX Bank. In addition, John N. Buxton and Seth A. Resnicoff have been designated to serve as directors of CFX, and Robert A. Hill and Lucia T. Kittredge have been designated to serve as trustees of CFX Bank. Messrs. Buxton, Resnicoff and Hill and Ms. Kittredge currently serve as directors of Community. See "THE PROPOSED ACQUISITION -- Management and Operations After the Acquisition."

     Information regarding the current directors of CFX, the Portsmouth directors who have been designated to serve on the CFX Board and the Community directors who have been designated to serve on the CFX Board is incorporated by reference from, respectively, CFX's Annual Report on Form 10-K/A, Portsmouth's Annual Report on Form 10-K and Community's Annual Report on Form 10-K, each for the year ended December 31, 1996. See "AVAILABLE INFORMATION; DOCUMENTS INCORPORATED BY REFERENCE."

     The combination of CFX Bank, Portsmouth Savings and the Community Banks is intended to provide a broader base of services available from all bank offices, new or expanded products and services and customers should receive access to substantial commercial and consumer lending facilities. Additionally, through the use of cutting edge technologies, such as check and document imaging, automated work flow, telebanking, debit and smart cards, electronic bulletin board and automated loan underwriting and credit scoring, CFX intends to provide customers faster and more efficient services at competitive prices. The consolidation of support functions such as accounting, administration, data processing, investments, marketing and mortgage loan servicing is intended to produce economies of scale that will ultimately be passed on to customers in improved efficiency and service.

     CFX estimates cost savings during the first full year of operations after consummation of the Acquisition and the Community Acquisition (the "Acquisitions") through reductions of non-interest expense of approximately $5.0 million in the case of the Community Acquisition (representing approximately 30% of

Community's non-interest expense) and $826,000 in the case of the Acquisition (representing approximately 25% of Portsmouth's non-interest expense).

     CFX also estimates that it will incur expenses and nonrecurring charges on an after-tax basis of approximately $4.8 million in the case of the Community Acquisition and $2.9 million in the case of the Acquisition. The one-time after-tax charges of the transactions pertain to the following areas: data processing $1,400,000; and personnel, $1,398,000. Data processing costs consist primarily of write-offs due to duplication of computer hardware, software, telecommunications equipment, and certain conversion related expenses. Personnel costs consist primarily of charges related to employee severance and employment outplacement assistance. Other costs include investment banking fees, legal and accounting fees, due diligence costs, proxy registration/filing fees and printing and mailing costs. A significant portion of other costs are capitalized for tax purposes and, therefore, are not tax deductible. CFX management continues to review all these costs. There can be no assurance that such costs will not exceed the amounts described above. It is anticipated that substantially all of these charges will be recognized upon consummation of the Acquisitions and will be paid in 1997 or 1998.

     To further illustrate the potential impact of the Acquisitions, CFX has made certain forward-looking earnings estimates based on various factors and assumptions, including, among others, additional leveraging of Portsmouth's equity by acquiring $300 million of loans and investments and the estimated reductions in expenses described above. In this regard, when all efficiencies are realized through the integration of Community and Portsmouth into CFX, a total of $5.8 million of pre-tax non-interest expense savings is expected to be realized. These savings, combined with various leverage activities previously described, are expected to improve return on average assets, return on average equity and earnings per share.

     CFX's earnings estimates are based on many factors and assumptions, including economic and business conditions as well as management's strategies. These factors are subject to change and many of them are beyond CFX's control. There will be differences between estimates and actual results and these differences could be material. These estimates are necessarily speculative in nature and no assurance can be given that they will be realized. This forward looking information has been presented for illustrative purposes in connection with this Proxy Statement-Prospectus. Accordingly, CFX does not intend to update these estimates. See "AVAILABLE INFORMATION; DOCUMENTS INCORPORATED BY REFERENCE."

EFFECT ON EMPLOYEES AND BENEFIT PLANS

     Employees. At the Effective Date, all employees of Portsmouth and Portsmouth Savings shall become employees of CFX or a subsidiary of CFX, as determined by CFX, with employee benefits which in the aggregate are no less favorable than those generally afforded to other employees of CFX or CFX's subsidiaries holding similar positions, subject to the terms and conditions under which those employee benefits are made available to such employees and to certain other provisions of the Acquisition Agreement. The parties are working to identify operational efficiencies that may be obtained through the consolidation of the entities in the Acquisition. It is anticipated that some positions may be eliminated following the Effective Date and CFX is not under any continuing obligation with respect to the employment of any specific employee of Portsmouth and Portsmouth Savings other than five officers whose employment contracts are being assumed. See "-- Employment Agreements."

     Prior to the Effective Date, Portsmouth and Portsmouth Savings shall cause the waiver or release, at an aggregate expense not to exceed $240,000, by any present director of either Portsmouth or Portsmouth Savings who has any right or interest, including the right to receive compensation or other payments, under any director retirement plan of either Portsmouth or Portsmouth Savings or with respect to service on any advisory board of either Portsmouth or Portsmouth Savings.

     Employment Agreements. Under the terms of the Acquisition Agreement, CFX has agreed to assume employment contracts that Portsmouth and/or Portsmouth Savings currently has with Mark E. Simpson, Rodney D. Pridham, William H. Little, Donald H. Sargent and John J. Pratt, Jr., who are President and Chief Operating Officer, Senior Vice President -- Mortgages, Vice President and Treasurer, Senior Vice President -- Finance, and Senior Vice President -- Commercial Lending, respectively, of Portsmouth. Pursuant to those employment contracts, each officer would be entitled to receive severance benefits if such officer terminates his employment with Portsmouth for "good reason" (as defined in the contracts) within five years following a "change in control" (as defined in the contracts). The Acquisition constitutes a change in control under the contracts. The severance benefits payable to Messrs. Simpson, Pridham, Little and Sargent would be equal to the product of 2.99 times the officer's average annual compensation during the last five years immediately prior to the date of termination (currently equivalent to severance benefits of $306,080, $256,363, $250,383 and $234,835 respectively). The severance benefit payable to Mr. Pratt would be equal to the product of one times his annual compensation during the year immediately prior to the date of termination (currently $81,000). Further information regarding these agreements is set forth under Item 10 of Portsmouth's Annual Report on Form 10-K, incorporated herein by reference. See "AVAILABLE INFORMATION; DOCUMENTS INCORPORATED BY REFERENCE."

     Indemnification and Insurance. The Acquisition Agreement provides that from and after the Effective Date, CFX will indemnify those persons who served as directors and officers of Portsmouth on or before the Effective Date, in accordance with and subject to the provisions of the Portsmouth's Articles of Incorporation and By-laws.

     In addition, CFX has agreed for a period of not less than six years commencing on the Effective Date to provide to those persons who served as directors or officers of Portsmouth on or before the Effective Date, Portsmouth's existing insurance against liabilities and claims (and related expenses) made against them resulting from their service as such on or before the Effective Date, or comparable substitute coverage. In no event shall CFX be obligated to provide insurance coverage to an insured person on more favorable terms than is currently provided to him or her in such capacities. CFX also shall not be required to expend with respect to any year's coverage more than 150% of the current per annum amount expended by Portsmouth to maintain or procure such insurance coverage. It is currently anticipated that such coverage may be obtained at a total cost of less than $58,050 per year.

     Portsmouth Stock Option Plan. Certain key employees have been granted stock options pursuant to the Portsmouth Stock Option Plan. See "MEETING INFORMATION -- Beneficial Ownership." As of February 28, 1997, there were 329,988 shares of Portsmouth Common Stock reserved for issuance pursuant to the exercise of options granted under the Portsmouth Stock Option Plan (333,018 shares after giving effect to the 2% stock dividend paid on March 15, 1997).

     The Portsmouth Stock Option Plan provides that if Portsmouth is a party to a transaction involving a merger, the Portsmouth Board, or the board of directors of any corporation assuming the obligations of Portsmouth, shall, as to outstanding options granted under the Portsmouth Stock Option Plan, either
(i) make appropriate provision for the protection of any such outstanding options by the substitution on an equitable basis of appropriate stock of Portsmouth, or of the merged, consolidated or otherwise reorganized corporation which will be issuable in respect to the shares of Portsmouth Common Stock, provided that no additional benefits shall be conferred upon optionees as a result of such substitution, and the excess of the aggregate fair market value of the shares subject to the options immediately after such substitution over the Exercise Price (as defined in the Portsmouth Stock Option Plan) thereof is not more than the excess of the aggregate fair market value of the shares subject to such options immediately before such substitution over the Exercise Price thereof, (ii) upon written notice to the optionees, provide that all unexercised options (to the extent then exercisable) will be terminated in a specified number of days, or (iii) upon written notice to the optionees, provide that all unexercised options (to the extent then exercisable) will be terminated upon payment to the holders of such options a cash amount equal to the excess of the aggregate fair market value of the shares subject to such options over the Exercise Price thereof. In the event of any such change, equitable adjustments shall also be made by the board of directors in its discretion in the terms and conditions of any Stock Appreciation Right (as defined in the Portsmouth Stock Option Plan) granted under the Portsmouth Stock Option Plan.

     The Acquisition Agreement provides that, on the Effective Date, outstanding obligations under the Portsmouth Stock Option Plan will be assumed by CFX and, except as provided in the Acquisition Agreement, each stock option outstanding under the Portsmouth Stock Option Plan will become the right to receive, upon payment of the exercise price, the number of shares of CFX Common Stock equal to the Exchange Ratio multiplied by the number of shares of Portsmouth Common Stock covered by such option.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of certain federal income tax consequences of the Acquisition to stockholders of Portsmouth. The federal income tax laws are complex and the tax consequences of the Acquisition may vary depending upon each stockholder's individual circumstances or tax status. Moreover, some stockholders such as foreign persons, financial institutions, tax-exempt organizations, insurance companies and persons who acquired shares of Portsmouth Common Stock pursuant to the exercise of employee stock options or rights or otherwise as compensation may be subject to special rules. Therefore, each stockholder is urged to consult a tax advisor regarding the federal, state, local, foreign and other tax consequences of the Acquisition in light of the particular circumstances of such stockholder.

     Arnold & Porter, special counsel to CFX, has rendered an opinion to CFX and Portsmouth regarding certain federal income tax consequences of the Acquisition, which opinion is described below. That opinion is based on laws, regulations, rulings and judicial decisions as they now exist. These authorities are all subject to change and such change may be made with retroactive effect. Arnold & Porter cannot give any assurance that, after any such change, its opinion would not be different, and does not undertake any responsibility to update or supplement its opinion. Moreover, Arnold & Porter's opinion does not address the consequences of the Acquisition under state, local or foreign tax laws, to the extent such laws may apply.

     CFX and Portsmouth have provided Arnold & Porter with the facts, representations, and assumptions on which Arnold & Porter has relied in rendering its opinion, which information is consistent with the state of facts that CFX and Portsmouth believe will be existing as of the Effective Date. Based on such facts, representations and assumptions, Arnold & Porter has opined that, for federal income tax purposes: (i) the Acquisition, when consummated in accordance with the Acquisition Agreement and certain related agreements, either will constitute or will be treated as part of a reorganization within the meaning of Section 368(a) of the Code (under either alternative, no gain or loss will be recognized by the stockholders of Portsmouth who exchange all of their Portsmouth Common Stock for CFX Common Stock, except as provided below); (ii) no gain or loss will be recognized by a stockholder of Portsmouth who exchanges all of the stockholder's Portsmouth Common Stock solely for CFX Common Stock pursuant to the Acquisition (except as described below with respect to cash received in lieu of a fractional share interest in CFX Common Stock); (iii) the aggregate adjusted tax basis of the CFX Common Stock received by a stockholder who exchanges all of the stockholder's Portsmouth Common Stock solely for CFX Common Stock in the Acquisition will be the same as the aggregate adjusted tax basis of the Portsmouth Common Stock surrendered in exchange therefor, reduced by any amount allocable to a fractional share interest for which cash is received; and (iv) the holding period for CFX Common Stock received in exchange for Portsmouth Common Stock will include the period during which the stockholder held the Portsmouth Common Stock surrendered in the exchange, provided that the Portsmouth Common Stock was held as a capital asset at the Effective Date.

     For federal income tax purposes, a stockholder of Portsmouth who receives cash in lieu of a fractional share interest in CFX Common Stock will be treated as having received such fractional share interest. The cash received by such a stockholder in lieu of a fractional share interest in CFX Common Stock will be treated as received in exchange for such fractional share interest, and gain or loss generally will be recognized for federal income tax purposes measured by the difference between the amount of cash received and the portion of the basis of the shares of Portsmouth Common Stock allocable to such fractional share interest. Such gain or loss should be long-term capital gain or loss if the stockholder's shares of Portsmouth Common Stock are held as capital assets and have been held for more than one year at the Effective Date.

     A holder of Portsmouth Common Stock who exercises dissenters' rights under applicable New Hampshire law and who receives cash payment of the fair value of the holder's shares of Portsmouth Common Stock will be treated as having received such payment in redemption of such shares. Such redemption will be subject to the conditions and limitations of Section 302 of the Code, including the attribution rules of Section 318 of the Code. In general, if the shares of Portsmouth Common Stock are held by the holder as a capital asset at the Effective Date, a dissenting holder will recognize capital gain or loss measured by the difference between the amount of cash received by such holder and the basis for such shares. If, however, such holder owns, either actually or constructively, any other Portsmouth Common Stock or CFX Common Stock, the payment made to such holder could be treated as dividend income. In general, under the constructive ownership rules of the Code, a holder may be considered to own stock that is owned, and in some cases constructively owned, by certain related individuals or entities, as well as stock that such holder (or related individuals or entities) has the right to acquire by exercising an option or converting a convertible security. Each holder of Portsmouth Common Stock who contemplates exercising dissenters' rights should consult his or her own tax advisor as to the possibility that the payment will be treated as dividend income.

ACCOUNTING TREATMENT

     In the Acquisition Agreement, the consummation of the Acquisition is conditioned upon it being accounted for as a pooling-of-interests transaction. Although this condition may be waived pursuant to the terms of the Acquisition Agreement, CFX has advised Portsmouth that it does not intend to waive this condition. CFX and Portsmouth also agreed that they would not take any action that would disqualify the Acquisition as a pooling-of-interests for accounting purposes. Under the pooling-of-interests method of accounting, the historical basis of the assets and liabilities of CFX and Portsmouth will be combined and carried forward at their previously recorded amounts. Revenue and expenses of CFX and Portsmouth will be combined at historically recorded amounts.

     A requirement of pooling treatment is that affiliates of Portsmouth cannot reduce their holdings of Portsmouth Common Stock or CFX Common Stock received in the Acquisition, as the case may be, for a period beginning 30 days prior to the Effective Date and ending upon the publication of at least 30 days of post-Acquisition combined operations of CFX and Portsmouth. The pooling-of-interests method will not apply if the holders of more than 10% of the outstanding shares of Portsmouth Common Stock exercise their dissenters' rights. See "-- Background of the Acquisition" and "-- Rights of Dissenting Stockholders."

     Pro forma financial information provided herein is presented assuming use of the pooling-of-interests accounting methods. See "-- Terms of the Acquisition" and "PRO FORMA CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)."

STOCK OPTION AGREEMENT

     The summary information below in this Proxy Statement-Prospectus concerning the material terms of the Stock Option Agreement is qualified in its entirety by reference to the full text of such agreement attached in its entirety hereto as Appendix B.

     Under the Stock Option Agreement, Portsmouth has granted an Option to CFX to purchase up to 1,164,840 authorized but unissued shares of Portsmouth Common Stock (constituting 19.99% of the shares of Portsmouth Common Stock outstanding on the date of such grant, adjusted to give effect to the 2% stock dividend paid by Portsmouth on March 15, 1997) at a price of $15.44 per share (as adjusted), or at such lesser price as provided in the Stock Option Agreement. In the event of any change in Portsmouth Common Stock by reason of stock dividends, split-ups, recapitalizations, combinations, exchanges of shares or the like, the type and number of shares subject to the Option and the purchase price therefor shall be adjusted appropriately. If any additional shares of Portsmouth Common Stock are issued or otherwise become outstanding after the date of the Stock Option Agreement (other than as contemplated in the Stock Option Agreement), the number of shares of Portsmouth Common Stock subject to the Option shall be adjusted so that, after such issuance, it equals 19.99% of the number of shares of Portsmouth Common Stock then issued and outstanding without giving effect to any shares subject to or issued pursuant to the Option. The closing price for Portsmouth Common Stock on Nasdaq for February 12, 1997 (as adjusted) was $15.44.

     The purpose of the Option is to increase the likelihood that the Acquisition will be consummated by making it more difficult and more expensive for a third party to acquire control of Portsmouth. Accordingly, the Option is exercisable only upon the occurrence of certain "Purchase Events" that might jeopardize consummation of the Acquisition pursuant to the terms of the Acquisition Agreement. The term "Purchase Event" in the Stock Option Agreement generally relates to attempts by one or more third parties to acquire a significant interest in Portsmouth.

     The Option would terminate on the earliest to occur of: (i) the Effective Date; (ii) termination of the Transaction Documents in accordance with the terms of the Acquisition Agreement other than as provided in the following clause; or (iii) six months after termination of the Transaction Documents if such termination follows the occurrence of a Purchase Event or is due to a willful breach by Portsmouth or Portsmouth Savings of certain covenants contained therein. For additional information regarding the terms of the Option and events upon which it could be exercised, reference should be made to the Stock Option Agreement, a copy of which is attached hereto as Appendix B.

     The Stock Option Agreement also provides that at the election of CFX during the nine months immediately following (i) the acquisition by one or more third parties of 25% or more of the outstanding shares of Portsmouth Common Stock or
(ii) the execution by one or more third parties and Portsmouth or any Portsmouth subsidiary of an agreement to (A) merge or consolidate, or enter into any similar transaction, with Portsmouth or any Portsmouth subsidiary, (B) purchase, lease or otherwise acquire all or substantially all the assets of Portsmouth or any Portsmouth subsidiary, or (C) purchase or otherwise acquire (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 25% or more of the voting power of Portsmouth or any Portsmouth subsidiary (but not later than the termination of the Option) Portsmouth is required to repurchase the Option from CFX together with any shares of Portsmouth Common Stock purchased by CFX and as to which CFX then has beneficial ownership pursuant thereto, at a price specified in the Stock Option Agreement.

     Although the shares issuable upon exercise of the Option represent approximately 19.99% of the Portsmouth Common Stock that would be outstanding after such exercise, CFX may not acquire more than 5% of the Portsmouth Common Stock, pursuant to the exercise of the Option or otherwise, without prior approval of the Federal Reserve. See "-- Regulatory and Other Approvals."

RIGHTS OF DISSENTING STOCKHOLDERS

     Pursuant to Sections 13.01 et seq. of Chapter 293-A of the NHRSA which Chapter 293-A is hereinafter referred to as the "New Hampshire Corporate Law," in the event that the Acquisition is consummated, any holder of shares of Portsmouth Common Stock who objects to the Acquisition is entitled to dissent from the Acquisition and to have the fair value of such shares ("Dissenting Stock") as determined by Portsmouth, or if necessary, judicially determined, paid to him or her, by complying with the provisions of Sections 13.01 et seq. of the New Hampshire Corporate Law. Failure to take any steps set forth in Sections 13.01 et seq. in connection with the exercise of such rights may result in termination or waiver thereof.

     The following is a summary of the statutory procedures required to be followed by a holder of Dissenting Stock (a "dissenting stockholder") in order to exercise his or her rights under the New Hampshire Corporate Law. This summary is qualified in its entirety by reference to Sections 13.01 et seq. of the New Hampshire Corporate Law, the text of which is attached as Appendix D to this Proxy Statement-Prospectus.

     If a stockholder elects to exercise dissenters' rights with respect to the Acquisition, such stockholder must (i) deliver to Portsmouth prior to the vote on the Acquisition at the Special Meeting a written notice of intention to demand payment for his shares if the Acquisition is effected and (ii) not vote in favor of the Acquisition. The written notice required to be delivered to Portsmouth by a dissenting stockholder is in addition to and separate from any proxy or vote against the Acquisition. Neither voting against nor failure to vote for the Acquisition will constitute the written notice required to be filed by a dissenting stockholder. Failure to vote against the Acquisition, however, will not constitute a waiver of rights under Sections 13.01 et seq. of the New Hampshire Corporate Law provided that a written notice has been properly filed. A signed proxy that is returned but which does not contain any instructions as to how it should be voted will be voted in favor of approval of the Acquisition and will be deemed a waiver of dissenters' rights. See "MEETING INFORMATION -- Voting and Revocation of Proxies."

     Subject to the foregoing, a beneficial stockholder may assert dissenters' rights as to shares held on his or her behalf only if (i) he or she submits to Portsmouth the record stockholder's written consent to the dissent not later than the time the beneficial stockholder asserts dissenters' rights and (ii) he or she does so with respect to all shares of Portsmouth Common Stock of which he or she is the beneficial owner or over which he or she has the power to direct the vote. A record holder of shares of Portsmouth Common Stock may dissent on behalf of any beneficial owner with respect to all but not less than all the shares of such beneficial owner if the record holder notifies Portsmouth in writing of the name and address of each such person on whose behalf he asserts dissenters' rights. All notices of intention to demand payment should be addressed to Mark E. Simpson, Secretary and Treasurer, Portsmouth Bank Shares, Inc., 333 State Street, P.O. Box 6700, Portsmouth, New Hampshire 03802-6700.

     If the Acquisition is approved, Portsmouth is obligated to give written notice to each dissenting stockholder who timely filed a notice of intention to demand payment and who did not vote in favor of approval of the Acquisition no later than 10 days after the approval of the Acquisition by the stockholders of Portsmouth. The notice must be accompanied by a copy of Sections 13.01 et seq. and must (i) state where a demand for payment must be sent and where and when certificates for Dissenting Stock must be deposited in order to obtain payment,
(ii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received, (iii) be accompanied by a form for demanding payment that includes the date of the first announcement to news media or to stockholders of the terms of the proposed Acquisition (February 13, 1997) and requires that the person asserting dissenters' rights certify whether or not he or she acquired beneficial ownership of the shares before that date and (iv) set a date by which Portsmouth shall receive the payment demand, which date shall not be less than 30 days nor more than 60 days after the date the notice is delivered. The dissenting stockholder must demand payment, certify whether he or she acquired ownership of such shares prior to February 13, 1997 and deposit the certificates in accordance with the terms of the notice. A dissenting stockholder who fails to demand payment or deposit certificates for Dissenting Stock, as required, shall have no right under Sections 13.01 et seq. to receive payment for the Dissenting Stock.

     Unless the Acquisition has been effected and Portsmouth has made the payment required below within 60 days after the date for demanding payment and depositing certificates for Dissenting Stock, Portsmouth shall return any certificates for Dissenting Stock so deposited. If such Dissenting Stock has been returned by Portsmouth, Portsmouth may at a later time send a new notice conforming to the requirements herein described.

     As soon as the Acquisition has been consummated, or upon receipt of demand for payment, if the Acquisition has already been consummated, Portsmouth shall pay to each dissenting stockholder who has made proper demand and deposited his or her certificates the amount which Portsmouth estimates to be the fair value of his or her Dissenting Stock, with accrued interest, if any, accompanied by
(i) Portsmouth's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, (ii) an income statement and a statement of changes in stockholders' equity for such fiscal year, (iii) Portsmouth's latest available interim financial statements, if any, (iv) a statement of Portsmouth's estimate of the fair value of the shares, (v) an explanation of how the interest was calculated and (vi) a statement of the dissenting stockholder's right to demand supplemental payment pursuant to
Section 13.28 if the stockholder is dissatisfied with Portsmouth's offer, as well as a copy of Sections 13.01 et seq. Portsmouth may withhold payment from any dissenting stockholder acquiring beneficial ownership of the Portsmouth Common Stock subsequent to February 13, 1997, the date on which announcement of the Acquisition was first made. For such shares of Portsmouth Common Stock acquired after February 13, 1997, Portsmouth, upon consummation of the Acquisition, shall estimate the fair value of such shares, plus accrued interest, if any, and pay such estimated amount to each holder of such shares who agrees to accept such payment in full satisfaction of his or her demand. With each such offer of payment, Portsmouth shall send its estimate of the fair value of such shares of Portsmouth Common Stock, an explanation of how the interest was calculated, and a statement of such dissenting stockholder's right to demand payment if such dissenting stockholder is dissatisfied with such offer.

     Fair value of Dissenting Stock means the value immediately before the Effective Date, excluding any change in value in anticipation of the Acquisition if such exclusion is not inequitable (which amount may be more, less or the same as the consideration to be received by stockholders of Portsmouth in connection with the Acquisition).

     If Portsmouth fails to remit such fair value to the dissenting stockholder within 60 days from the date set for demanding payment, or if Portsmouth fails to return any deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days of the date set for demanding payment, or if such dissenting stockholder believes the amount paid or offered to be paid, as the case may be, to be less than fair value (or that the interest, if any, is not correct), such dissenting stockholder may send Portsmouth his or her own estimate of fair value (and interest, if any) and demand payment of the deficiency, or reject Portsmouth's offer and demand payment of the fair value (and interest, if any). If the dissenting stockholder does not notify Portsmouth of his or her payment demand within 30 days after Portsmouth has made payment or offered payment, as the case may be, such stockholder shall be entitled to no more than the amount remitted.

     Within 60 days after a demand for payment of the deficiency, if it remains unsettled, Portsmouth shall file a petition with the Superior Court of Rockingham County, New Hampshire (the "Court") requesting determination of the fair value of the Dissenting Stock and accrued interest. All dissenting stockholders whose demands have not been settled shall be parties to such action and shall be served a copy of the petition. The Court shall determine the fair value of the Dissenting Stock and each dissenting stockholder shall be entitled to judgment for the amount by which the amount previously remitted by Portsmouth is exceeded by the Court's determination of fair value, if any. If Portsmouth does not file a petition, each dissenting stockholder who has made a demand and who has not settled his or her claim shall be entitled to receive the amount demanded with interest and may sue to enforce his or her claim in an appropriate court.

     Costs of an appraisal proceeding, including costs and expenses of appraisers appointed by the Court, shall be determined by the Court and assessed against Portsmouth, except that the Court may assess any part of such costs and expenses to all or some of the dissenting stockholders who are parties and whose action the Court finds to be arbitrary, vexatious or not in good faith in demanding payment under Sections 13.01 et seq. Fees and expenses of counsel and experts for the respective parties may be assessed against (i) Portsmouth if the Court finds it failed to comply substantially with the requirements of Sections
13.01 et seq. or (ii) either Portsmouth or a dissenting stockholder if the Court finds that the party acted arbitrarily, vexatiously or not in good faith with respect to its dissenters' rights. The Court may award reasonable attorney fees to be paid out of the amounts awarded to the dissenting stockholders if the Court finds that the services of counsel for any dissenting stockholder have been of substantial benefit to other dissenting stockholders similarly situated and that such attorney fees should not be assessed against Portsmouth.

CERTAIN DIFFERENCES IN THE RIGHTS OF STOCKHOLDERS

     CFX and Portsmouth are both New Hampshire corporations. The rights of holders of CFX Common Stock and Portsmouth Common Stock are governed generally by the New Hampshire Corporate Law. The rights of holders of CFX Common Stock are further governed by the CFX Articles of Incorporation, as amended (the "CFX Articles") and by the CFX By-laws, as amended (the "CFX By-laws"). Likewise, the rights of holders of Portsmouth Common Stock are also governed by the Portsmouth Articles of Incorporation, as amended (the "Portsmouth Articles") and by the Portsmouth By-laws, as amended (the "Portsmouth By-laws"). Upon consummation of the acquisition, the stockholders of Portsmouth (except those who exercise dissenters' rights) will become stockholders of CFX and as such their rights will continue to be governed by the New Hampshire Corporate Law.

     The rights of stockholders of CFX and Portsmouth with respect to cumulative voting, preemptive rights, dividends and repurchases of stock, special meetings of stockholders and inspection of records by stockholders are generally comparable. Certain significant differences between the rights of stockholders of CFX and Portsmouth with respect to other provisions are set forth below.

     This summary contains a list of material differences, but is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed and is qualified in its entirety by reference to the CFX Articles, the CFX By-laws, the Portsmouth Articles and the Portsmouth By-laws.

     Classification of Directors. CFX. Pursuant to the CFX Articles, the CFX Board is divided into three classes, with the directors in each class being elected for staggered three-year terms.

     Portsmouth.  The Portsmouth Board is not divided into classes.

     Action by Consent of Stockholders. CFX. Pursuant to the New Hampshire Corporate Law and CFX By-laws, any action required or permitted to be taken at a stockholders' meeting may be taken without a meeting if the action is taken by all the stockholders entitled to vote on the action, provided that the action is evidenced by one or more written consents describing the action taken, signed by the holders of all of the issued and outstanding shares of stock entitled to vote upon such action.

     Portsmouth. The Portsmouth By-laws do not permit the stockholders to take any action by consent.

     Vacancies on the Board of Directors. CFX. The New Hampshire Corporate Law permits and the CFX Articles provide that any vacancy in the CFX Board caused by death, resignation, retirement, disqualification, removal or other cause, shall be filled by a majority vote of the remaining directors, though less than a quorum. A director so chosen holds office for the unexpired term of the director's predecessor in office. Any directorship to be filled by reason of an increase in the authorized number of directors may be filled by the CFX Board for a term of office continuing only until the next election of directors by the stockholders.

     Portsmouth. The Portsmouth Articles provide that any vacancy in the Portsmouth Board, including any directorship to be filled by an increase in the authorized number of directors, may be filled by vote of a majority of the directors then in office; provided, however, that if at the time of such vacancy there is an "interested stockholder", such vacancy may only be filled by vote of at least a majority of the "continuing directors" then in office. The term "interested stockholder" generally includes any person who or which is the beneficial owner of 10% or more of the voting stock of Portsmouth. The term "continuing directors" generally means any directors of Portsmouth who are not affiliated with the interested stockholder. A director elected to fill such a vacancy serves for the unexpired term of his predecessor in office.

     Removal of Directors. CFX. The CFX Articles provide that at any meeting of stockholders called expressly for the purpose, any director may be removed from office by the affirmative vote of the holders of 75% of the shares entitled to vote or, if removal is for cause, then by a majority of the shares then entitled to vote.

     Portsmouth. Under the Portsmouth By-laws, a director may be removed from office, with or without cause, by an affirmative vote of not less than (i) 80% of the total votes eligible to be cast by stockholders at a duly constituted meeting of stockholders called expressly for such purpose, or (ii) two-thirds of the members of the Portsmouth Board then in office, unless at the time of such removal there shall be an interested stockholder, in which case the affirmative vote of not less than a majority of the continuing directors then in office shall instead be required for removal by vote of the Portsmouth Board.

     Business Combinations. CFX. The CFX Articles contain a so-called "fair price" provision pursuant to which certain business combinations (as defined in the CFX Articles), including an acquisition or consolidation, require the approval of (i) the holders of at least 80% of the outstanding shares entitled to vote for the election of directors unless the consideration to be received by the stockholders of CFX is of the same value and form as the highest consideration paid by the other party to the business combination (the "Acquiring Party") in acquiring CFX Common Stock, and (ii) subject to the provisions in (i) above, the vote of the holders of at least 75% of the outstanding shares entitled to vote for the election of directors unless the business combination is approved by at least two-thirds of the directors of CFX who are not affiliated with, or stockholders of, the Acquiring Party.

     The CFX Articles allow the CFX Board, in evaluating a business combination or a tender or exchange offer, to consider, in addition to the adequacy of the amount to be paid on connection with any such transaction, certain specified factors and any other factors the CFX Board deems relevant. Among the factors the CFX Board may consider are: the social and economic effects of the transaction on CFX, its employees, depositors, loan and other customers, creditors and other elements of the communities in which CFX operates or is located; the business and financial condition and earnings prospects of the acquiring party or parties; and the competence, experience and integrity of the acquiring party or parties and its or their management.

     Portsmouth. The Portsmouth Articles contain a so-called "fair price" provision relating to certain business combinations (as defined in the Portsmouth Articles) involving Portsmouth and an interested stockholder, including a merger or consolidation. Any such business combination requires the approval of the holders of at least 80% of the outstanding shares entitled to vote for the election of directors. The fair price provision of the Portsmouth Articles provides that a business combination is not subject to the foregoing requirements if certain procedural requirements are met, and if (i) the business combination has been approved by the majority of the continuing directors, or
(ii) the aggregate amount of the consideration received by holders of Portsmouth Common Stock shall be at least equal to the highest of (A) the highest per share price paid, within a certain time period, for any shares of Portsmouth Common Stock by the interested stockholder, (B) the highest "fair market value" (as defined in the Portsmouth Articles) per share of Portsmouth Common Stock during the one-year period prior to and including the "announcement date" (as defined in the Portsmouth Articles), or (C) the price per share equal to the product of
(x) the fair market value per share of Portsmouth Common Stock on the announcement date, or on the date on which the interested stockholder became an interested stockholder, whichever is higher, and (y) a fraction, the numerator of which is highest price per share of Portsmouth Common Stock paid by the interested stockholder in the two-year period immediately prior to and including the announcement date, and the denominator of which is the fair market value per share of Portsmouth Common Stock on the first day in such two-year period upon which the interested stockholder acquired any shares of Portsmouth Common Stock.

     Amendments to Articles. CFX. The CFX Articles provide that the holders of at least two-thirds of all of the shares of CFX entitled to vote for the election of directors is required to amend or repeal, or to adopt any provision in contravention of or inconsistent with, the CFX Articles. In addition, the vote of the holders of at least 80% of all of the shares of CFX entitled to vote for the election of directors is required to amend or repeal, or to adopt any provision in contravention of or inconsistent with, those provisions described above in "-- Business Combinations."

     Portsmouth. The Portsmouth Articles provide that no amendment, addition, alteration, change or repeal of the Portsmouth Articles shall be made, unless the same is first approved by the affirmative vote of a majority of the Portsmouth Board and thereafter approved by the stockholders by not less than 80% of the total votes eligible to be cast at a duly constituted meeting. However, the Portsmouth Articles may be amended to change the name, purpose and powers, total number of authorized shares, identity of the registered agent and address of registered office of Portsmouth by the vote of not less than a majority of the total votes eligible to be cast at a duly constituted meeting; provided, however, that if, at any time within the 60 day period immediately preceding the meeting at which the stockholder vote is to be taken, there is an interested stockholder, such amendment, addition, alteration, change or repeal shall also require the affirmative vote of not less than a majority of the continuing directors then in office, prior to approval by the stockholders. Notwithstanding the foregoing, to the extent that any provision of the Portsmouth Articles stipulates stockholder approval by a vote of more than 80% of the total votes eligible to be cast, and if, at any time within the 60 day period immediately preceding the meeting at which the stockholder vote is to be taken there is as interested stockholder, such provision may only be amended, altered, changed or repealed after approval by the same vote required by such provision, unless such amendment, alteration or repeal shall also have been approved by the affirmative vote of not less than a majority of the continuing directors then in office, in which case only the vote of 80% of the total votes eligible to be cast by the stockholders shall be required.

     Amendments to By-Laws. CFX. Pursuant to the CFX Articles and CFX By-laws, the CFX By-laws may be amended by the affirmative vote of a majority of the entire CFX Board subject to repeal, change or adoption of any contravening or inconsistent provision only by vote of the holders of at least two-thirds of all the shares entitled to vote on the matter at a meeting expressly called for the purpose.

     Portsmouth. Pursuant to the Portsmouth Articles and the Portsmouth By-laws, the Portsmouth By-laws may be amended by the Portsmouth Board or the stockholders. Such action by the Portsmouth Board shall require the affirmative vote of at least two-thirds of the directors then in office, unless at the time of such action there shall be an interested stockholder, in which case such action shall also require the affirmative vote of a majority of the continuing directors then in office. Such action by the stockholders shall require (i) approval by the affirmative vote of a majority of the Portsmouth Board, unless at the time of such action there shall be an interested stockholder, in which case such action shall also require the affirmative vote of a majority of the continuing directors then in office at such meeting, (ii) unless waived by the affirmative vote of the Portsmouth Board (and, if applicable, continuing directors) specified in the preceding sentence, the submission by the stockholders of written proposals for adopting, altering, amending, changing or repealing the Portsmouth By-laws at least 60 days prior to the meeting at which they are to be considered, and (iii) the affirmative vote of at least two-thirds of the total votes eligible to be cast by stockholders at a meeting expressly called for that purpose.

     Rights Agreement. On November 17, 1988, the Portsmouth Board authorized and declared a dividend distribution of one Right for each share of Portsmouth Common Stock outstanding as of the close of business on November 28, 1988 (the "Record Date"), and authorized the issuance of one Right for each share of Portsmouth Common Stock issued between the Record Date and the Distribution Date (as defined in the Rights Agreement dated as of November 17, 1988 between Portsmouth and The First National Bank of Boston, as Rights Agent (the "Portsmouth Rights Agreement")). After the Distribution Date, each Right will entitle the registered holder to purchase from Portsmouth one share of Portsmouth Common Stock at an exercise price of $40 per share, subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement, a copy of which was filed as an exhibit to Portsmouth's Registration Statement on Form 8-A filed with the Commission on November 30, 1988, which is incorporated by reference herein. See "AVAILABLE INFORMATION; DOCUMENTS INCORPORATED BY REFERENCE."

     At the Effective Date, each share of outstanding Portsmouth Common Stock (including each attached Right issued pursuant to the Portsmouth Rights Agreement), other than Dissenting Shares, will be exchanged for an amount of CFX Common Stock equal to one share multiplied by the Exchange Ratio and cash in lieu of any fractional share of CFX Common Stock. See "INTRODUCTION" and "THE PROPOSED ACQUISITION -- Terms of the Acquisition."

     CFX has not adopted a shareholder rights plan.

            PRO FORMA CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

     The following unaudited pro forma combined condensed financial statements reflect the Acquisition and the Community Acquisition on a pooling-of-interests basis. The pro forma balance sheet has been prepared as if the Acquisition and the Community Acquisition had been consummated on March 31, 1997, and the pro forma income statements have been prepared as if such acquisitions had occurred as of the beginning of the earliest period presented. Under pooling-of-interests accounting treatment for the Acquisition and the Community Acquisition, the recorded assets and liabilities of CFX, Portsmouth and Community are carried forward to the combined company at their recorded amounts. See "THE PROPOSED ACQUISITION -- Accounting Treatment." The following pro forma financial statements reflect the exchange of Portsmouth Common Stock for CFX Common Stock in connection with the Acquisition at a maximum Exchange Ratio of 1.0294 and reflect the exchange of Community Common Stock for CFX Common Stock at a maximum exchange ratio of 2.2. The actual exchange ratios will depend on average CFX trading prices. This unaudited pro forma combined financial information should be read in conjunction with the consolidated historical financial statements of CFX, including notes thereto, incorporated by reference herein, and the consolidated historical financial statements of Portsmouth, including notes thereto, appearing elsewhere herein. See "AVAILABLE INFORMATION; DOCUMENTS INCORPORATED BY REFERENCE."

     The unaudited pro forma combined condensed financial statements give effect to the Acquisition and the Community Acquisition, but do not reflect anticipated expenses and nonrecurring charges which may result from the Acquisition and the Community Acquisition, estimated expense savings and revenue enhancements anticipated to result from the respective acquisitions, or leverage strategies anticipated to be employed as a result of such acquisitions.

     The unaudited pro forma combined financial data is not necessarily indicative of the financial position and results of future operations of the combined entity or the actual financial position and results of operations that would have been achieved had the Acquisition and the Community Acquisition been consummated at the date indicated. The unaudited pro forma combined condensed balance sheet reflects preliminary pro forma adjustments made to combine CFX with Portsmouth and CFX with Community, utilizing the pooling-of-interests accounting method.

     The actual adjustments to CFX's accounts will be made as of the Effective Date of the Acquisition and the Community Acquisition and may differ from those reflected in the pro forma financial statements.

CFX CORPORATION -- PORTSMOUTH BANK SHARES, INC. -- COMMUNITY BANKSHARES, INC. --
                               POOLING ACCOUNTING
                   PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                 MARCH 31, 1997
                                  (UNAUDITED)

                                                                                           CFX PRO
                                                                                            FORMA
                                                                                           COMBINED
                                                    CFX        PORTSMOUTH    PRO FORMA        W/       COMMUNITY    PRO FORMA
                                               (HISTORICAL)    (HISTORICAL) ADJUSTMENTS   PORTSMOUTH   (HISTORICAL) ADJUSTMENTS
                                               -------------   ----------   -----------   ----------   ---------   ------------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
Assets
    Cash and due from banks..................   $    62,080     $  6,107      $    --     $  68,187     $22,709
    Interest bearing deposits with other
      banks..................................         4,628       44,752                      49,380      4,227
    Securities available for sale............       379,423       86,698                     466,121     88,081
    Securities held to maturity..............        30,951       21,504                      52,455     43,806
    Mortgage loans held for sale.............        21,101            0                      21,101      4,352
    Loans and leases.........................     1,150,658       97,967                   1,248,625    400,503
        Less allowance for loan and lease
          losses.............................        15,661          688                      16,349      4,088
                                                -----------    ---------     --------     ----------   --------      --------
            Net Loans and Leases.............     1,134,997       97,279            0      1,232,276    396,415              0
    Premises and equipment...................        28,227          890                      29,117      9,923
    Mortgage servicing rights................         6,555            0                       6,555      1,654
    Goodwill and deposit base intangibles....         9,080            0                       9,080          0
    Foreclosed real estate...................         1,806          100                       1,906      1,112
    Bank-owned life insurance................        31,376            0                      31,376          0
    Other assets.............................        34,225        5,591                      39,816      8,366
                                                -----------    ---------     --------     ----------   --------      --------
                                                $ 1,744,449     $262,921      $     0     $2,007,370   $580,645      $      0
                                                ===========    =========     ========     ==========   ========      ========
Liabilities and Shareholders' Equity
    Deposits:
        Interest bearing.....................   $ 1,074,879     $190,515                  $1,265,394   $356,492
        Noninterest bearing..................       148,651        3,575                     152,226     54,193
                                                -----------    ---------     --------     ----------   --------      --------
            Total Deposits...................     1,223,530      194,090                   1,417,620    410,685             0
    Advances from FHLBB......................       238,681            0                     238,681     83,684
    Other borrowed funds.....................       104,535            0                     104,535     34,682
    Other liabilities........................        43,884        2,765                      46,649     10,177
                                                -----------    ---------     --------     ----------   --------      --------
            Total Liabilities................     1,610,630      196,855                   1,807,485    539,228             0
Shareholders' Equity
    Preferred stock..........................             0            0                           0          0
    Common stock(1)(2)(3)....................         8,718          666        3,365         12,749      2,465         1,152
    Paid-in capital..........................        98,234       35,416       (9,729)       123,921     22,391        (1,152)
    Retained earnings........................        30,094       35,955                      66,049     16,875
    Net unrealized gains (losses) on
      securities available for sale, after
      tax effects............................        (2,757)         393                      (2,364)      (314)
    Cost of common stock in treasury.........          (470)      (6,364)       6,364           (470)         0
                                                -----------    ---------     --------     ----------   --------      --------
            Total Shareholders' Equity.......       133,819       66,066            0        199,885     41,417             0
                                                -----------    ---------     --------     ----------   --------      --------
                                                $ 1,744,449     $262,921      $     0     $2,007,370   $580,645      $      0
                                                ===========    =========     ========     ==========   ========      ========
    Number of common shares outstanding(1)...        13,050        5,872                      19,095      2,465
                                                -----------    ---------                  ----------   --------
    Common shareholders' equity per
      share(4)...............................   $     10.25     $  11.25                  $    10.47     $16.80
                                                -----------    ---------                  ----------   --------

                                                CFX PRO
                                                 FORMA
                                                COMBINED          CFX
                                                   W/       FULLY PRO FORMA
                                               COMMUNITY        COMBINED
                                               ----------   ----------------

Assets
    Cash and due from banks..................  $   84,789      $   90,896
    Interest bearing deposits with other
      banks..................................       8,855          53,607
    Securities available for sale............     467,504         554,202
    Securities held to maturity..............      74,757          96,261
    Mortgage loans held for sale.............      25,453          25,453
    Loans and leases.........................   1,551,161       1,649,128
        Less allowance for loan and lease
          losses.............................      19,749          20,437
                                               ----------      ----------
            Net Loans and Leases.............   1,531,412       1,628,691
    Premises and equipment...................      38,150          39,040
    Mortgage servicing rights................       8,209           8,209
    Goodwill and deposit base intangibles....       9,080           9,080
    Foreclosed real estate...................       2,918           3,018
    Bank-owned life insurance................      31,376          31,376
    Other assets.............................      42,591          48,182
                                               ----------      ----------
                                               $2,325,094      $2,588,015
                                               ==========      ==========
Liabilities and Shareholders' Equity
    Deposits:
        Interest bearing.....................  $1,431,371      $1,621,886
        Noninterest bearing..................     202,844         206,419
                                               ----------      ----------
            Total Deposits...................   1,634,215       1,828,305
    Advances from FHLBB......................     322,365         322,365
    Other borrowed funds.....................     139,217         139,217
    Other liabilities........................      54,061          56,826
                                               ----------      ----------
            Total Liabilities................   2,149,858       2,346,713
Shareholders' Equity
    Preferred stock..........................           0               0
    Common stock(1)(2)(3)....................      12,335          16,366
    Paid-in capital..........................     119,473         145,160
    Retained earnings........................      46,969          82,924
    Net unrealized gains (losses) on
      securities available for sale, after
      tax effects............................      (3,071)         (2,678)
    Cost of common stock in treasury.........        (470)           (470)
                                               ----------      ----------
            Total Shareholders' Equity.......     175,236         241,302
                                               ----------      ----------
                                               $2,325,094      $2,588,015
                                               ==========      ==========
    Number of common shares outstanding(1)...      18,473          24,518
                                               ----------      ----------
    Common shareholders' equity per
      share(4)...............................  $     9.49      $     9.84
                                               ----------      ----------

 CFX CORPORATION -- PORTSMOUTH BANK SHARES, INC. -- COMMUNITY BANKSHARES, INC.

                 PRO FORMA COMBINED CONDENSED INCOME STATEMENT
                  FOR THE THREE MONTHS ENDED MARCH 31, 1997(7)
                                  (UNAUDITED)

                                                                      CFX PRO FORMA               CFX PRO FORMA         CFX
                                              CFX        PORTSMOUTH    COMBINED W/    COMMUNITY    COMBINED W/    FULLY PRO FORMA
                                          (HISTORICAL)   (HISTORICAL)  PORTSMOUTH    (HISTORICAL)   COMMUNITY         COMBINED
                                          ------------   ----------   -------------  ------------ -------------   ---------------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Interest income
     Interest on loans and leases........   $ 24,399       $1,965        $26,364       $ 8,940       $33,339          $35,304
     Interest and dividends on
       securities........................      5,013        1,794          6,807         1,946         6,959            8,753
     Other interest income...............         91          821            912            28           119              940
                                            --------       ------        -------       -------       -------          -------
          Total Interest and Dividend
            Income.......................     29,503        4,580         34,083        10,914        40,417           44,997
                                            --------       ------        -------       -------       -------          -------
Interest expense
     Interest on deposits................     10,577        1,995         12,572         3,664        14,241           16,236
     Interest on borrowings..............      3,922            0          3,922         1,537         5,459            5,459
                                            --------       ------        -------       -------       -------          -------
          Total interest expense.........     14,499        1,995         16,494         5,201        19,700           21,695
                                            --------       ------        -------       -------       -------          -------
          Net Interest and Dividend
            Income.......................     15,004        2,585         17,589         5,713        20,717           23,302
Provision for loan and lease losses......        702            0            702           240           942              942
                                            --------       ------        -------       -------       -------          -------
          Net Interest and Dividend
            Income after Provision for
            Loan and Lease Losses........     14,302        2,585         16,887         5,473        19,775           22,360
Other income.............................      4,372          242          4,614         1,298         5,670            5,912
Other expense............................     11,974          888         12,862         4,670        16,644           17,532
                                            --------       ------        -------       -------       -------          -------
          Income Before Income Taxes.....      6,700        1,939          8,639         2,101         8,801           10,740
Income taxes.............................      1,958          431          2,389           778         2,736            3,167
                                            --------       ------        -------       -------       -------          -------
          Net Income.....................   $  4,742       $1,508        $ 6,250       $ 1,323       $ 6,065          $ 7,573
                                            ========       ======        =======       =======       =======          =======
Weighted average common shares
  outstanding (5)........................     13,014        5,843         19,029         2,518        18,554           24,568
                                            ========       ======        =======       =======       =======          =======
Earnings per common share................   $   0.36       $ 0.26        $  0.33       $  0.53       $  0.33          $  0.31
                                            ========       ======        =======       =======       =======          =======

 CFX CORPORATION -- PORTSMOUTH BANK SHARES, INC. -- COMMUNITY BANKSHARES, INC.

                 PRO FORMA COMBINED CONDENSED INCOME STATEMENT
                    FOR THE YEAR ENDED DECEMBER 31, 1996(7)
                                  (UNAUDITED)

                                                                      CFX PRO FORMA               CFX PRO FORMA         CFX
                                              CFX        PORTSMOUTH    COMBINED W/    COMMUNITY    COMBINED W/    FULLY PRO FORMA
                                          (HISTORICAL)  (HISTORICAL)   PORTSMOUTH    (HISTORICAL)   COMMUNITY        COMBINED
                                          ------------   ----------   -------------   ---------   -------------   ---------------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Interest income
     Interest on loans and leases........   $ 88,416      $  7,141      $  95,557      $32,976      $ 121,392        $ 128,533
     Interest and dividends on
       securities........................     19,386         8,169         27,555        8,287         27,673           35,842
     Other interest income...............        623         2,992          3,615          315            938            3,930
                                            --------      --------      ---------      -------      ---------        ---------
          Total Interest and Dividend
            Income.......................    108,425        18,302        126,727       41,578        150,003          168,305
                                            --------      --------      ---------      -------      ---------        ---------
Interest expense
     Interest on deposits................     40,740         8,055         48,795       14,839         55,579           63,634
     Interest on borrowings..............     10,826           204         11,030        4,918         15,744           15,948
                                            --------      --------      ---------      -------      ---------        ---------
          Total interest expense.........     51,566         8,259         59,825       19,757         71,323           79,582
                                            --------      --------      ---------      -------      ---------        ---------
          Net Interest and Dividend
            Income.......................     56,859        10,043         66,902       21,821         78,680           88,723
Provision for loan and lease losses......      2,935            --          2,935        1,350          4,285            4,285
                                            --------      --------      ---------      -------      ---------        ---------
          Net Interest and Dividend
            Income after Provision for
            Loan and Lease Losses........     53,924        10,043         63,967       20,471         74,395           84,438
Other income.............................     16,827         1,888         18,715        3,993         20,820           22,708
Other expense............................     51,370         3,527         54,897       16,820         68,190           71,717
                                            --------      --------      ---------      -------      ---------        ---------
          Income Before Income Taxes.....     19,381         8,404         27,785        7,644         27,025           35,429
Income taxes.............................      6,740         2,447          9,187        2,689          9,429           11,876
                                            --------      --------      ---------      -------      ---------        ---------
          Net Income.....................   $ 12,641      $  5,957      $  18,598      $ 4,955      $  17,596        $  23,553
                                            ========      ========      =========      =======      =========        =========
Weighted average common shares
  outstanding (5)........................     12,823         6,074         19,076        2,477         18,273           24,526
                                            ========      ========      =========      =======      =========        =========
Earnings per common share................   $   0.99      $   0.98      $    0.97      $  2.00      $    0.96        $    0.96
                                            ========      ========      =========      =======      =========        =========

 CFX CORPORATION -- PORTSMOUTH BANK SHARES, INC. -- COMMUNITY BANKSHARES, INC.

                 PRO FORMA COMBINED CONDENSED INCOME STATEMENT
                    FOR THE YEAR ENDED DECEMBER 31, 1995(7)
                                  (UNAUDITED)

                                                                      CFX PRO FORMA               CFX PRO FORMA         CFX
                                              CFX        PORTSMOUTH    COMBINED W/    COMMUNITY    COMBINED W/    FULLY PRO FORMA
                                          (HISTORICAL)  (HISTORICAL)   PORTSMOUTH  (HISTORICAL)(6)  COMMUNITY         COMBINED
                                          ------------   ----------   -------------   ---------   -------------   ---------------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Interest income
     Interest on loans and leases........   $ 76,747      $  6,769      $  83,516      $26,086      $ 102,833        $ 109,602
     Interest and dividends on
       securities........................     18,422        10,007         28,429        7,564         25,986           35,993
     Other interest income...............      1,220         1,770          2,990          223          1,443            3,213
                                            --------      --------      ---------      -------      ---------        ---------
          Total Interest and Dividend
            Income.......................     96,389        18,546        114,935       33,873        130,262          148,808
                                            --------      --------      ---------      -------      ---------        ---------
Interest expense
     Interest on deposits................     37,279         7,491         44,770       12,904         50,183           57,674
     Interest on borrowings..............      7,084           193          7,277        2,914          9,998           10,191
                                            --------      --------      ---------      -------      ---------        ---------
          Total interest expense.........     44,363         7,684         52,047       15,818         60,181           67,865
                                            --------      --------      ---------      -------      ---------        ---------
          Net Interest and Dividend
            Income.......................     52,026        10,862         62,888       18,055         70,081           80,943
Provision for loan and lease losses......      3,037            --          3,037          777          3,814            3,814
                                            --------      --------      ---------      -------      ---------        ---------
          Net Interest and Dividend
            Income after Provision for
            Loan and Lease Losses........     48,989        10,862         59,851       17,278         66,267           77,129
Other income.............................     14,311         1,226         15,537        2,201         16,512           17,738
Other expense............................     46,202         3,608         49,810       13,442         59,644           63,252
                                            --------      --------      ---------      -------      ---------        ---------
          Income Before Income Taxes.....     17,098         8,480         25,578        6,037         23,135           31,615
Income taxes.............................      5,760         2,439          8,199        1,862          7,622           10,061
                                            --------      --------      ---------      -------      ---------        ---------
          Net Income.....................     11,338         6,041         17,379        4,175         15,513           21,554
Preferred stock dividends................         89            --             89           --             89               89
                                            --------      --------      ---------      -------      ---------        ---------
          Net Income Available to Common
            Stock........................   $ 11,249      $  6,041      $  17,290      $ 4,175      $  15,424        $  21,465
                                            ========      ========      =========      =======      =========        =========
Weighted average common shares
  outstanding (5)........................     12,701         6,082         18,962        2,458         18,109           24,369
                                            --------      --------      ---------      -------      ---------        ---------
Earnings per common share................   $   0.89      $   0.99      $    0.91      $  1.70      $    0.85        $    0.88
                                            ========      ========      =========      =======      =========        =========

 CFX CORPORATION -- PORTSMOUTH BANK SHARES, INC. -- COMMUNITY BANKSHARES, INC.

                 PRO FORMA COMBINED CONDENSED INCOME STATEMENT
                              DECEMBER 31, 1994(7)
                                  (UNAUDITED)

                                                                      CFX PRO FORMA               CFX PRO FORMA         CFX
                                              CFX        PORTSMOUTH    COMBINED W/    COMMUNITY    COMBINED W/    FULLY PRO FORMA
                                          (HISTORICAL)  (HISTORICAL)   PORTSMOUTH  (HISTORICAL)(6)  COMMUNITY         COMBINED
                                          ------------   ----------   ------------- ------------- -------------   ---------------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
Interest income
     Interest on loans and leases........   $ 62,546      $  6,716       $69,262       $21,489      $  84,035        $  90,751
     Interest and dividends on
       securities........................     18,025        10,336        28,361         5,419         23,444           33,780
     Other interest income...............      1,066           904         1,970           296          1,362            2,266
                                            --------      --------       -------       -------      ---------        ---------
          Total Interest and Dividend
            Income.......................     81,637        17,956        99,593        27,204        108,841          126,797
                                            --------      --------       -------       -------      ---------        ---------
Interest expense
     Interest on deposits................     28,122         6,051        34,173        11,262         39,384           45,435
     Interest on borrowings..............      5,517           196         5,713           506          6,023            6,219
                                            --------      --------       -------       -------      ---------        ---------
          Total interest expense.........     33,639         6,247        39,886        11,768         45,407           51,654
                                            --------      --------       -------       -------      ---------        ---------
          Net Interest and Dividend
            Income.......................     47,998        11,709        59,707        15,436         63,434           75,143
Provision for loan and lease losses......      2,697            --         2,697           925          3,622            3,622
                                            --------      --------       -------       -------      ---------        ---------
          Net Interest and Dividend
            Income after Provision for
            Loan and Lease Losses........     45,301        11,709        57,010        14,511         59,812           71,521
Other income.............................     11,079           503        11,582         2,818         13,897           14,400
Other expense............................     44,864         4,035        48,899        12,811         57,675           61,710
                                            --------      --------       -------       -------      ---------        ---------
     Income Before Income Taxes..........     11,516         8,177        19,693         4,518         16,034           24,211
Income taxes.............................      4,272         2,305         6,577           897          5,169            7,474
                                            --------      --------       -------       -------      ---------        ---------
     Net Income..........................      7,244         5,872        13,116         3,621         10,865           16,737
Preferred stock dividends................        268            --           268            19            287              287
                                            --------      --------       -------       -------      ---------        ---------
     Net Income Available to Common
       Stock.............................   $  6,976      $  5,872       $12,848       $ 3,602      $  10,578        $  16,450
                                            ========      ========       =======       =======      =========        =========
Weighted average common shares
  outstanding (5)........................     12,052         6,121        18,353         2,424         17,385           23,685
                                            ========      ========       =======       =======      =========        =========
Earnings per common share................   $   0.58      $   0.96       $  0.70       $  1.49      $    0.61        $    0.69
                                            ========      ========       =======       =======      =========        =========

           NOTES TO PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

     (1) Common Stock at March 31, 1997:

          CFX, $0.66 2/3 par value, 22,500,000 authorized shares, of which 13,080,325 shares have been issued and 13,049,961 are outstanding.

          Portsmouth, $0.10 par value, 25,000,000 authorized shares, of which 6,657,184 shares have been issued and 5,872,334 are outstanding.

          Community, $1.00 par value, 4,500,000 authorized shares, of which 2,465,238 shares have been issued and are outstanding.

     (2) The pro forma financial statements reflect the exchange of Portsmouth and Community Common Stock for CFX Common Stock in connection with the acquisitions at the maximum exchange ratios of 1.0294 and 2.2, respectively.

     In combining the companies, a pro forma adjustment at March 31, 1997 was made to reflect the issuance of 6,044,981 shares of CFX Common Stock to Portsmouth shareholders and 5,423,524 shares of CFX Common Stock to Community stockholders in exchange for the outstanding shares of Portsmouth and Community common stock.

     (3) The Acquisition Agreement and the acquisition agreement for the Community Acquisition provide that each holder of Portsmouth and Community Common Stock, who would otherwise have been entitled to a fraction of CFX Common Stock, will receive cash in lieu of such fractional share. Such cash payments have not been reflected in the pro forma information.

     (4) Pro forma common shareholders' equity per share was computed by dividing combined historical common shareholders' equity by the sum of the common shares outstanding at period end, adjusted to give effect to one or both of the acquisitions, assuming the exchange ratios of 1.0294 and 2.2, respectively.

     (5) Pro forma weighted average common shares outstanding represent the historical weighted average common shares outstanding of CFX during the periods, plus the historical weighted average common shares outstanding of Portsmouth (as restated to reflect the 2% stock dividend paid on March 15, 1997) and Community, adjusted to give effect to one or both of the acquisitions, assuming the maximum exchange ratios of 1.0294 and 2.2, respectively.

     (6) The pro forma income statements for the years ended December 31, 1995 and 1994 include the historical amounts of Community for the years ended June 30, 1995 and 1994, respectively. Effective December 31, 1995, Community changed its fiscal year end from June 30 to December 31.

     (7) The unaudited pro forma combined condensed income statements do not reflect material nonrecurring charges, totaling approximately $7.7 million in the aggregate, net of related tax effects, attributable to the Portsmouth Acquisition and Community Acquisition.

                       CERTAIN REGULATORY CONSIDERATIONS

GENERAL

     Bank holding companies, banks and many of their nonbank affiliates are extensively regulated under both federal and state law. The following information describes certain aspects of that regulation. To the extent that the following information describes statutory provisions, it is qualified in its entirety by reference to the particular statutory provisions and any regulations promulgated thereunder. The following is not intended to be an exhaustive description of the statutes and regulations applicable to CFX's or Portsmouth's business. Additional information regarding supervision and regulation is included in documents incorporated herein by reference. See "AVAILABLE INFORMATION; DOCUMENTS INCORPORATED BY REFERENCE."

     CFX is a bank holding company subject to the supervision of the Federal Reserve under the BHCA. As such, CFX is a legal entity separate and distinct from its subsidiary banks ("Banks", which will include Portsmouth Savings as a division of CFX Bank following the Acquisition and the Bank Merger), and its nonbanking subsidiaries. Accordingly, the right of CFX, and consequently the right of creditors and stockholders of CFX, to participate in any distribution of the assets or earnings of any subsidiary is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of CFX in its capacity as a creditor may be recognized. The principal source of CFX's revenue and cash flows is dividends from its Banks and nonbank subsidiaries. There are legal limitations on the extent to which the Banks can finance or otherwise supply funds to CFX and its nonbanking subsidiaries.

     CFX Bank, a subsidiary of CFX, is a New Hampshire-chartered FDIC-insured bank and, therefore, is subject to supervision and regulation by the Commissioner and the FDIC. Orange Savings is a Massachusetts-chartered FDIC-insured savings bank subject to supervision and regulation by the Massachusetts Commissioner of Banks and the FDIC. Safety Fund is a national banking association subject to supervision and regulation by the Office of the Comptroller of the Currency ("OCC").

RESTRICTIONS ON PAYMENT OF DIVIDENDS

     Because CFX derives substantially all of its income from the payment of dividends by the Banks, its ability to pay dividends is affected by the ability of its subsidiaries to pay dividends. The Banks are subject to various statutory and regulatory restrictions on their ability to pay dividends to CFX. In addition, the FDIC, in the case of CFX Bank and Orange Savings, and the OCC in the case of Safety Fund, have authority to prohibit any such Bank from engaging in an unsafe or unsound practice in conducting its business. The payment of dividends, depending upon the financial condition of the Bank in question, could be deemed to constitute such an unsafe or unsound practice. The ability of the Banks to pay dividends in the future is presently, and could be further, influenced by federal and state bank regulatory policies or agreements and by regulatory capital guidelines.

     In addition, consistent with its policy regarding bank holding companies serving as a source of strength for their subsidiary banks, the Federal Reserve has stated that, as a matter of prudent banking, a bank holding company generally should not maintain a rate of cash dividends unless its net income available to common stockholders has been sufficient to fund fully the dividends, and the prospective rate of earnings retention appears to be consistent with such holding company's capital needs, asset quality and overall financial condition.

AFFILIATE TRANSACTION RESTRICTIONS

     The Banks are subject to affiliate transaction restrictions under federal law which limit the transactions by subsidiary banks with or on behalf of their parent company and to or on behalf of any nonbank subsidiaries, whether in the form of loans, extensions of credit, issuances of guaranties, acceptances or letters of credit, investments or asset purchases. Such transactions by a subsidiary bank to its parent company or to any nonbank subsidiary are limited to 10% of a bank subsidiary's capital and surplus and, with respect to such parent company and all such nonbank subsidiaries, to an aggregate of 20% of such bank subsidiary's capital and surplus. An exception to these quantitative restrictions is provided for transactions between insured banks that are within the same holding company structure where the holding company owns 80% or more of each institution. Further, such loans and extensions of credit generally are required to be secured by eligible collateral in specified amounts. Federal law also prohibits subsidiary banks from purchasing "low-quality" assets from affiliates.

COMMUNITY REINVESTMENT ACT

     Bank holding companies and their subsidiary banks are subject to the provisions of the Community Reinvestment Act of 1977, as amended ("CRA"). Under CRA, each subsidiary bank's record in meeting the credit needs of the community served by the bank, including low- and moderate-income neighborhoods, is regularly assessed by the bank's primary regulatory authority (assessments include the following CRA ratings in descending order: "Outstanding," "Satisfactory," "Needs to Improve" and "Substantial Noncompliance"). When a bank holding company applies for approval to acquire a bank or other bank holding company, the Federal Reserve will review the assessment of each subsidiary bank of the applicant bank holding company, and such records may be the basis for denying the application. At their most recent respective CRA examinations, CFX Bank received an overall CRA rating of "Outstanding" and Orange Savings, Safety Fund and Portsmouth Savings received overall CRA ratings of "Satisfactory."

CROSS-GUARANTEE AND HOLDING COMPANY LIABILITY

     The Financial Institutions Reform, Recovery, and Enforcement Act of 1989 contains a "cross-guarantee" provision which could result in insured depository institutions "commonly controlled" by CFX being liable for losses incurred by the FDIC in connection with assistance provided to, or the failure of, any other insured depository institution owned by CFX. Such liability could have a material adverse effect on the financial condition of any assessed Bank and CFX. Under Federal Reserve policy, CFX is expected to act as a source of financial strength to each Bank and to commit resources to support each Bank. This support may be required at times when, absent such policy, CFX might not otherwise provide such support. In addition, any capital loans by CFX to any of the Banks would be subordinate in right of payment to deposits and to certain other indebtedness of the Banks.

     Under the prompt corrective action provisions of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") and the Federal Reserve's source of strength policy, a bank holding company may be required to infuse sufficient capital into a subsidiary insured depository institution to ensure that such subsidiary is in compliance with its minimum capital requirements. See "-- Enforcement Powers of the Federal Banking Agencies; Corrective Action" and "-- Capital Guidelines." Further, in the event of a bank holding company's bankruptcy under Chapter 11 of the U.S. Bankruptcy Code, the trustee will be deemed to have assumed and is required to cure immediately any deficit under any commitment by the debtor holding company to any of the federal banking agencies to maintain the capital of an insured depository institution, and any claim for breach of such obligation will generally have priority over most other unsecured claims.

FDIC INSURANCE ASSESSMENTS

     The deposits of the Banks are insured by the FDIC up to the limits set forth under applicable law. All of the deposits of Portsmouth Savings and a majority of the deposits of CFX Bank are insured by the Bank Insurance Fund ("BIF") of the FDIC. However, approximately 17.7% of CFX Bank's deposits are insured by the Savings Association Insurance Fund ("SAIF") of the FDIC. Pursuant to budget reconciliation legislation enacted in 1996, the FDIC imposed a special assessment on SAIF-insured deposits in order to increase the SAIF's net worth to 1.25% of insured deposits as of October 1, 1996. The pre-tax impact of this assessment on CFX Bank was approximately $691,000 and was recorded as an expense in 1996. Thereafter, the FDIC equalized the assessment rates for BIF- and SAIF-insured deposits, effective January 1, 1997. Currently, the amount of FDIC assessments range from the statutory minimum of $2,000 per year for the best rated institutions, including CFX Bank, and 0.27% of insured deposits for the worst rated institutions. Portsmouth Savings currently pays premiums to the BIF at the rate of $.013 per $100 of deposits, totalling approximately $25,000 annually. In addition, legislation passed in 1996 requires all insured deposits to pay a pro rata portion of the interest due on the obligations of the Financing Corporation. On an annualized basis, in the case of BIF-insured deposits this assessment amounts to an additional $.013 per $100 of deposits, while in the case of SAIF-insured deposits this assessment amounts to an additional $.063 per $100 of deposits.

ENFORCEMENT POWERS OF THE FEDERAL BANKING AGENCIES; CORRECTIVE ACTION

     Failure to comply with applicable laws, regulations and supervisory agreements could subject CFX and its subsidiary banks, which will include CFX Bank (of which Portsmouth Savings will be a division following the Acquisition), as well as officers, directors and institution-affiliated parties of these institutions, to administrative sanctions and potentially substantial civil money penalties.

     Under FDICIA, the federal banking agencies possess broad powers to take corrective action as deemed appropriate for an insured depository institution and its holding companies. The extent of these powers depends upon whether the institution in question is considered "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." As of December 31, 1995, each of the Banks, as well as Portsmouth Savings, exceeded the required ratios for classification as "well capitalized." The categorization of depository institutions under the uniform regulations is solely for the purpose of applying the federal bank agencies' prompt corrective action powers and is not intended to be, and should not be interpreted as, a representation of the depository institution's overall financial condition or prospects.

     Generally, as an institution is deemed to be less well capitalized, the scope and severity of the agencies' powers increase. The agencies' corrective powers can include, among other things, requiring an insured financial institution to adopt a capital restoration plan which cannot be approved unless guaranteed by the institution's parent holding company; placing limits on asset growth and restrictions on activities; placing restrictions on transactions with affiliates; restricting the interest rate the institution may pay on deposits; prohibiting the institution from accepting deposits from correspondent banks; prohibiting the payment of principal or interest on subordinated debt; prohibiting the holding company from making capital distributions without prior regulatory approval; and, ultimately, appointing a receiver for the institution. Business activities may also be influenced by an institution's capital classification. For instance, only a "well capitalized" depository institution may accept brokered deposits without prior regulatory approval and only "adequately capitalized" institutions may accept brokered deposits with prior regulatory approval.

CAPITAL GUIDELINES

     CFX and Portsmouth each are subject to capital adequacy guidelines of the Federal Reserve. Under the Federal Reserve's capital guidelines, a holding company's capital is divided into two tiers, Tier 1 and Tier 2, the respective components of which are described in materials incorporated herein by reference. See "AVAILABLE INFORMATION; DOCUMENTS INCORPORATED BY REFERENCE." Holding companies are required to maintain a minimum ratio of total capital (Tier 1 capital plus Tier 2 capital) to total risk-adjusted assets (which include the credit risk equivalents of certain off-balance sheet items) of 8%, of which half (4%) must be Tier 1 capital. In addition, the Federal Reserve requires a leverage ratio (Tier 1 capital to average total consolidated assets) of 3%. The Federal Reserve's risk-based and leverage ratios are minimum supervisory ratios generally applicable to bank holding companies that meet certain specified criteria, including that they have the highest regulatory rating. Banking organizations not meeting these criteria are expected to operate with capital positions well above the minimum ratios. Each depository institution subsidiary of CFX and Portsmouth is also subject to similar minimum capital guidelines established by the subsidiary's primary federal regulator. The federal bank regulatory agencies may set capital requirements for a particular banking organization that are higher than the minimum ratios when circumstances warrant. Portsmouth Savings satisfies all applicable capital requirements.

     The federal banking agencies' risk-based capital standards explicitly identify concentrations of credit risk and the risk arising from non-traditional activities, as well as an institution's ability to manage these risks, as important factors to be taken into account by an agency in assessing the institution's overall capital adequacy. The capital guidelines also provide that an institution's exposure to a decline in the economic value of its capital due to changes in interest rates be considered by the agency as a factor in evaluating the institution's capital adequacy. The federal banking agencies also have recently issued additional capital guidelines for certain banks and bank holding companies that engage in trading activities. Portsmouth does not believe that consideration of the additional factors considered in this paragraph will affect the regulators' assessment of Portsmouth's or Portsmouth Savings' capital adequacy.

     Under federal banking laws, failure to meet the minimum regulatory capital requirements could subject a banking institution to a variety of enforcement remedies available to federal regulatory authorities, including, in the most severe cases, the termination of deposit insurance by the FDIC and seizure of the institution.

     As of December 31, 1996, CFX and Portsmouth's capital ratios and the capital ratios of each of their subsidiary depository institutions exceeded the minimum regulatory capital requirements established by the appropriate federal regulatory agency. It is anticipated that, after the consummation of the Acquisition, CFX and its depository institution subsidiaries will continue to exceed the minimum requirements.

RIEGLE-NEAL INTERSTATE BANKING AND BRANCHING EFFICIENCY ACT OF 1994

     On September 29, 1994, the President signed into law the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("IBBEA"), which permits adequately capitalized and adequately managed bank holding companies to acquire banks in any state. The IBBEA also permits banks in separate states to consolidate into single entities with branches in multiple states. Consequently, CFX has the authority to acquire any bank or bank holding company, and can be acquired by any bank or bank holding company, located anywhere in the United States. Further, effective June 1, 1997, the Banks have the authority, subject to certain restrictions, including state opt-out provisions, to consolidate with other banking subsidiaries of CFX, including Portsmouth Savings. Among other provisions, the IBBEA provides that interstate branches of national banks will be subject to host state laws, such as intrastate branching, consumer protection, fair lending and community reinvestment laws, unless any such law is preempted by federal law or is discriminatory in effect. The IBBEA provides that interstate branches of state banks will be subject to the laws of the host state. In addition, among other things, the IBBEA also increases the community reinvestment requirements applicable to multi-state depository institutions. This legislation may increase competition as banks branch across state lines and enter new markets.

                                 LEGAL OPINIONS

     The validity of the CFX Common Stock offered in connection with the Acquisition will be passed upon by Devine, Millimet & Branch, P.A., Manchester, New Hampshire, counsel to CFX. Certain federal income tax consequences of the Acquisition and other legal matters in connection with the Acquisition will be passed upon by Arnold & Porter, Washington, D.C., special counsel to CFX, and Hale and Dorr LLP, Boston, Massachusetts, special counsel to Portsmouth.

                                    EXPERTS

     The consolidated financial statements of Portsmouth and subsidiary as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996 incorporated by reference herein and in the Registration Statement have been certified by Shatswell, MacLeod & Company, P.C., independent certified public accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. Representatives of Shatswell, MacLeod & Company, P.C., are expected to be present at the Special Meeting, will have an opportunity to make a statement if they wish to do so and are expected to be available to respond to appropriate questions.

     The consolidated financial statements of CFX and subsidiaries appearing in CFX's Annual Report on Form 10-K for the year ended December 31, 1996 incorporated by reference herein have been certified by Wolf & Company, P.C. independent certified public accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Community and subsidiaries appearing in Community's Annual Report on Form 10-K for the year ended December 31, 1996 incorporated herein by reference have been certified by KPMG Peat Marwick LLP, independent certified public accountants, as set forth in their report thereon included therein and incorporated herein by reference in reliance upon such report given upon the authority of such firms as experts in accounting and auditing.

     Documents incorporated herein by reference in the future will include financial statements, related schedules (if required) and auditors' reports, which financial statements and schedules will have been audited to the extent and for the periods set forth in such reports by the firm or firms rendering such reports, and, to the extent so audited and consent to incorporation by reference is given, will be incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

                                                                      APPENDIX A

                      AGREEMENT AND PLAN OF REORGANIZATION

     THIS AGREEMENT AND PLAN OF REORGANIZATION (this "Reorganization Agreement"), dated as of February 13, 1997, is by and among PORTSMOUTH BANK SHARES, INC. ("Portsmouth"), a New Hampshire corporation, PORTSMOUTH SAVINGS BANK ("Portsmouth Bank"), a New Hampshire state-chartered savings bank, CFX CORPORATION ("CFX"), a New Hampshire corporation, and CFX BANK, a New Hampshire state-chartered savings bank ("CFX Bank").

                                   WITNESSETH

     WHEREAS, the parties hereto desire to combine their respective businesses on the terms and subject to the conditions of this Reorganization Agreement;

     WHEREAS, the parties hereto desire that CFX acquire all the outstanding shares of capital stock of Portsmouth, including each attached right issued pursuant to the Portsmouth Rights Agreement (as defined below), through an exchange (the "Share Exchange") of shares of CFX Common Stock (as defined below) for the issued and outstanding shares of Portsmouth Common Stock (as defined below) pursuant to a Plan of Share Exchange (the "Plan of Exchange") in the form attached hereto as Annex A;

     WHEREAS, the parties desire that, following the Share Exchange, Portsmouth shall be merged (the "Holding Company Merger") with and into CFX, pursuant to a merger agreement or plan of merger (the "Merger Agreement") in a form to be specified by CFX and reasonably satisfactory to Portsmouth and consistent with the terms of this Reorganization Agreement;

     WHEREAS, the parties desire that, following the consummation of the Holding Company Merger, Portsmouth Bank, a wholly-owned subsidiary of Portsmouth, shall be merged (the "Bank Merger") with and into CFX Bank, a wholly-owned subsidiary of CFX, pursuant to an Agreement and Plan of Merger (the "Plan of Merger") in the form attached hereto as Annex B;

     WHEREAS, in connection with the execution of this Reorganization Agreement, Portsmouth and CFX have entered into a Stock Option Agreement (the "Stock Option Agreement") dated as of even date herewith pursuant to which Portsmouth will grant CFX the right to purchase certain shares of Portsmouth Common Stock; and

     WHEREAS, the parties hereto desire to provide for certain undertakings, conditions, representations, warranties and covenants in connection with Share Exchange, the Holding Company Merger, the Bank Merger and the other transactions (collectively, the "Transactions") contemplated by this Reorganization Agreement, the Plan of Exchange, the Merger Agreement, the Plan of Merger and the Stock Option Agreement (collectively, the "Transaction Documents");

     NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties and covenants herein contained and intending to be legally bound hereby, the parties hereto do hereby agree as follows:

                                   ARTICLE 1.
                              CERTAIN DEFINITIONS

     1.1.  "AMEX" shall mean the American Stock Exchange, Inc.

     1.2. "BHC Act" shall mean the Bank Holding Company Act of 1956, as amended.

     1.3.  "CFX Entities" shall mean CFX and CFX Bank.

     1.4. "CFX Financial Statements" shall mean (i) the consolidated balance sheets of CFX as of September 30, 1996 and as of December 31, 1995 and 1994 and the related consolidated statements of income, cash flows and changes in shareholders' equity (including related notes, if any) for the nine months ended September 30, 1996 and each of the three years ended December 31, 1995, 1994 and 1993 as filed by CFX in SEC Documents and (ii) the consolidated balance sheets of CFX and related consolidated statements of income, cash flows and changes in shareholders' equity (including related notes, if any) as filed by CFX in SEC Documents with respect to periods ended subsequent to September 30, 1996.

     1.5. "Closing Date" shall mean the date specified pursuant to Section 4.8 hereof as the date on which the Parties shall close the Transactions.

     1.6.  "Code" shall mean the Internal Revenue Code of 1986, as amended.

     1.7.  "Commissioner" shall mean the New Hampshire State Bank Commissioner.

     1.8.  "Effective Date" shall mean the date specified pursuant to Section
4.8 hereof as the effective date of the Share Exchange.

     1.9. "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

     1.10. "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

     1.11.  "FDIA" shall mean the Federal Deposit Insurance Act.

     1.12.  "FDIC" shall mean the Federal Deposit Insurance Corporation.

     1.13. "Federal Reserve" shall mean the Board of Governors of the Federal Reserve System or any appropriate Federal Reserve Bank.

     1.14. "Intellectual Property" means domestic and foreign letters patent, patents, patent applications, patent licenses, software licensed or owned, know-how, know-how licenses, trade names, common law and other trademarks, service marks, licenses of trademarks, trade names and/or service marks, trademark registrations and applications, service mark registrations and applications and copyright registrations and applications.

     1.15. "Investment Company Act" means the Investment Company Act of 1940, as amended.

     1.16. "Material Adverse Effect" shall mean, with respect to Portsmouth or CFX, as the case may be, a material adverse effect on the business, results of operations or financial condition of such party and its subsidiaries taken as a whole; provided, however, that the following shall not constitute or contribute to a Material Adverse Effect: (i) changes in the financial condition, business, or results of operations of a person resulting directly or indirectly from 1. changes in interest rates (provided that Portsmouth is in compliance with its asset/liability management policy as Previously Disclosed to CFX, as the same may be revised thereafter with CFX's concurrence), or 2. changes in state and federal regulations or legislation affecting New Hampshire banks; or (ii) matters related to changes in federal, state or local tax laws or changes in federal, state or local tax status, characteristics, or attributes or the ability to use such attributes.

     1.17.  "Parties" shall mean CFX, CFX Bank, Portsmouth and Portsmouth Bank.

     1.18.  "Portsmouth Entities" shall mean Portsmouth and Portsmouth Bank.

     1.19. "Portsmouth Financial Statements" shall mean (i) the consolidated balance sheets of Portsmouth as of September 30, 1996 and as of December 31, 1995 and 1994 and the related consolidated statements of income, cash flows and changes in shareholders' equity (including related notes, if any) for the nine months ended September 30, 1996 and each of the three years ended December 31, 1995, 1994 and 1993 as filed by Portsmouth in SEC Documents and (ii) the consolidated balance sheets of Portsmouth and related consolidated statements of income, cash flows and changes in shareholders' equity (including related notes, if any) as filed by Portsmouth in SEC Documents with respect to periods ended subsequent to September 30, 1996.

     1.20. "Previously Disclosed" shall mean disclosed prior to the execution hereof in (i) an SEC Document filed with the SEC subsequent to December 31, 1995 and prior to the date hereof, or (ii) a letter dated of even date herewith from the Party making such disclosure and delivered to the other Parties prior to the execution hereof.

     1.21. "Proxy Statement" shall mean the proxy statement/prospectus (or similar documents) together with any supplements thereto sent to the shareholders of CFX or Portsmouth to solicit their votes in connection with this Reorganization Agreement and the Plan of Exchange.

     1.22. "Registration Statement" shall mean the registration statement with respect to the CFX Common Stock to be issued in connection with the Share Exchange as declared effective by the SEC under the Securities Act, if required.

     1.23. "Rights" shall mean subscriptions, warrants, options, rights, calls, agreements, understandings or commitments of any character calling for the transfer, purchase, issuance or disposition of, or representing the right to purchase, acquire, subscribe to or otherwise receive any shares of capital stock, or any securities convertible into or representing the right to purchase, acquire, subscribe to or otherwise receive any shares of capital stock, or any stock appreciation rights, performance units and other similar stock-based rights whether they obligate the issuer thereof to issue stock or other securities or to pay cash.

     1.24.  "SEC" shall mean the Securities and Exchange Commission.

     1.25. "SEC Documents" shall mean all reports and registration statements filed, or required to be filed, by a Party pursuant to the Securities Laws.

     1.26.  "Securities Act" shall mean the Securities Act of 1933, as amended.

     1.27. "Securities Laws" shall mean the Securities Act; the Exchange Act; the Investment Company Act; the Investment Advisers Act of 1940, as amended; the Trust Indenture Act of 1939, as amended; and the rules and regulations of the SEC promulgated thereunder.

     Other terms used herein are defined in the preamble and the recitals to this Reorganization Agreement and in Articles II, III and IV hereof.

                                   ARTICLE 2.

        REPRESENTATIONS AND WARRANTIES OF PORTSMOUTH AND PORTSMOUTH BANK

     Portsmouth and Portsmouth Bank hereby represent and warrant to CFX and CFX Bank as follows: 2.1. CAPITAL STRUCTURE OF PORTSMOUTH

     (a) The authorized capital stock of Portsmouth consists solely of 25,000,000 shares of common stock, par value $0.10 per share ("Portsmouth Common Stock"), and 15,000,000 shares of preferred stock, par value $0.10 per share ("Portsmouth Preferred Stock"). There are 5,713,421 shares of Portsmouth Common Stock issued and outstanding, 784,850 shares of Portsmouth Common Stock held in its treasury, no shares of Portsmouth Preferred Stock issued and outstanding, and no shares of Portsmouth Preferred Stock held in its treasury. There are 370,734 shares of Portsmouth Common Stock reserved for issuance under Portsmouth's Revised 1987 Stock Option and Appreciation Rights Plan (the "Portsmouth Stock Option Plan"). In connection with a rights agreement adopted by Portsmouth on November 17, 1988 (the "Portsmouth Rights Agreement"), each share of Portsmouth Common Stock outstanding on November 28, 1988, and each share of Portsmouth Common Stock subsequently issued, has associated with it such rights to acquire such additional shares of Portsmouth Common Stock as are specified in the Portsmouth Rights Agreement.

     (b) Except for shares of Portsmouth Common Stock subject to options under the Portsmouth Stock Option Plan as Previously Disclosed, subject to the Stock Option Agreement and subject to the Portsmouth Rights Agreement, Portsmouth is not bound by any outstanding Rights. Except for the Portsmouth Rights Agreement and the Stock Option Agreement, there are no agreements, understandings or commitments to which Portsmouth is a party with respect to the voting of any shares of Portsmouth Common Stock or which restrict the transfer of such shares.

     (c) All outstanding shares of Portsmouth's capital stock have been duly issued and are validly outstanding, fully paid and nonassessable. None of the shares of Portsmouth's capital stock has been issued in violation of the preemptive rights of any person. All options granted under the Portsmouth Stock Option Plan have become fully exercisable in accordance therewith.

2.2.  ORGANIZATION, STANDING AND AUTHORITY OF PORTSMOUTH

     Portsmouth is a duly organized corporation, validly existing and in good standing under the laws of New Hampshire, with full corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on Portsmouth. Portsmouth is registered as a bank holding company under the BHC Act.

2.3.  OWNERSHIP AND CAPITAL STRUCTURE OF PORTSMOUTH BANK

     (a) Portsmouth does not own, directly or indirectly, 5 percent or more of the outstanding capital stock or other voting securities of any corporation, bank or other organization other than Portsmouth Bank.

     (b) The authorized capital stock of Portsmouth Bank consists solely of 1,000,000 shares of common stock, par value $0.10 per share ("Portsmouth Bank Common Stock"). There are 100 shares of Portsmouth Bank Common Stock issued and outstanding, and no shares of Portsmouth Bank Common Stock held in its treasury.

     (c) The outstanding shares of Portsmouth Bank Common Stock are validly issued and outstanding, fully paid and nonassessable and all such shares are directly owned by Portsmouth free and clear of all liens, claims and encumbrances, subject to the Distribution and Liquidation Account (the "Liquidation Account") established by Portsmouth Bank in connection with its conversion from mutual to stock form and maintained pursuant to Article 7 of Portsmouth Bank's Amended and Restated Charter. Portsmouth Bank is not bound by any Rights with respect to the Portsmouth Bank Common Stock, and there are no agreements, understandings or commitments relating to the right of Portsmouth to vote or to dispose the Portsmouth Bank Common Stock. None of the shares of Portsmouth Bank Common Stock has been issued in violation of the preemptive rights of any person whose cause of action is not time barred by any applicable statute of limitations. Portsmouth Bank has established and maintained the Liquidation Account in accordance with all applicable laws and regulations.

2.4.  ORGANIZATION, STANDING AND AUTHORITY OF PORTSMOUTH BANK

     Portsmouth Bank is a duly organized state savings bank, validly existing and in good standing under the laws of New Hampshire with full power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on the Portsmouth Entities. Portsmouth Bank does not own, directly or indirectly, five percent or more of the outstanding capital stock or other voting securities of any corporation, bank or other organization. Portsmouth Bank does not engage in any activities other than those expressly authorized to it by applicable New Hampshire and federal banking laws, including without limitation the regulations of the FDIC under Section 24 of the FDIA. Portsmouth Bank is a member in good standing of the Federal Home Loan Bank of Boston and owns the requisite amount of stock therein. The deposits of Portsmouth Bank are insured by the Bank Insurance Fund of the FDIC in accordance with the FDIA, and Portsmouth has paid all assessments that have come due and has filed all reports required by the FDIA.

2.5.  AUTHORIZED AND EFFECTIVE AGREEMENT

     (a) Portsmouth has all requisite corporate power and authority to enter into and perform all its obligations under the Transaction Documents to which Portsmouth is a party. The adoption, execution and delivery of the Transaction Documents to which Portsmouth is a party and the consummation of the Transactions contemplated thereby have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Portsmouth, including without limitation the approval of a majority of the "Continuing Directors" as contemplated by Article 7, Section 2.B of Portsmouth's Articles of Incorporation, except that (1) pursuant to applicable New Hampshire law and Portsmouth's Articles of Incorporation and By-laws, the Plan of Exchange must be approved by the affirmative vote of the holders of a majority of all the shares of Portsmouth Common Stock entitled to vote thereon, and (2) pursuant to applicable New Hampshire law, certain required or appropriate actions may or must be taken with respect to the rights of any dissenting shareholders. The Board of Directors of Portsmouth has directed that the Transaction Documents and the Transactions be, to the extent necessary, submitted to Portsmouth's stockholders for approval at an annual or special meeting to be held as soon as practicable.

     (b) Portsmouth Bank has all requisite corporate power and authority to enter into and perform all its obligations under the Transaction Documents to which Portsmouth Bank is a party. The execution and delivery of this Reorganization Agreement and the Plan of Merger and the consummation of the Transactions contemplated thereby have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Portsmouth Bank.

     (c) Assuming the accuracy of the representations contained in Section 3.5(c) hereof, the Transaction Documents constitute legal, valid and binding obligations of the Portsmouth Entities, enforceable against them in accordance with their respective terms subject, as to enforceability, to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors' rights and to general principles of equity.

     (d) Except as Previously Disclosed, neither the adoption, execution and delivery of the Transaction Documents nor the consummation of the Transactions nor compliance by the Portsmouth Entities with any of the provisions hereof or thereof shall (i) conflict with or result in a breach of any provision of the articles or certificates of incorporation or association, charters or by-laws of either of the Portsmouth Entities, (ii) assuming that the regulatory approvals referred to in Section 5.1(b) hereof are duly obtained, constitute or result in a breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any property or asset of either Portsmouth Entity pursuant to, any note, bond, mortgage, indenture, license, agreement or other instrument or obligation, or
(iii) assuming that the regulatory approvals referred to in Section 5.1(b) hereof are duly obtained, violate any order, writ, injunction, decree, statute, rule or regulation applicable to either Portsmouth Entity, except for such violations, rights, conflicts, breaches, creations or defaults which, either individually or in the aggregate, will not have a Material Adverse Effect on Portsmouth.

     (e) Except for the approvals specified in Sections 4.2 and 4.4 hereof, except as Previously Disclosed and except as expressly referred to in this Reorganization Agreement, no consent, approval or authorization of, or declaration, notice, filing or registration with, any governmental or regulatory authority, or any other person, is required to be made or obtained by the Portsmouth Entities on or prior to the Closing Date in connection with the execution, delivery and performance of the Transaction Documents or the consummation of the Transactions other than the filing of certificates or articles of merger or share exchange or similar documents with the appropriate New Hampshire state authorities.

2.6.  SEC DOCUMENTS; REGULATORY FILINGS

     Portsmouth has filed all SEC Documents required by the Securities Laws and such SEC Documents complied, as of their respective dates, in all material respects with the Securities Laws. Each of the Portsmouth Entities has filed all reports required by statute or regulation to be filed with any federal or state bank regulatory agency, and such reports were prepared in accordance with the applicable statutes, regulations and instructions in existence as of the date of filing of such reports in all material respects.

2.7.  FINANCIAL STATEMENTS; BOOKS AND RECORDS; MINUTE BOOKS

     The Portsmouth Financial Statements fairly present, or when filed will fairly present, in all material respects, the consolidated financial position of the Portsmouth Entities as of the dates indicated and the results of operations, changes in shareholders' equity and cash flows of the Portsmouth Entities for the periods then ended in conformity with generally accepted accounting principles applicable to banking organizations or financial institutions applied on a consistent basis (except as disclosed therein, except for the omission of notes for unaudited financial statements and year-end adjustments to interim results, and except as required or permitted by SFAS 109 and 115). The books and records of each of the Portsmouth Entities fairly reflect in all material respects the transactions to which it is a party or to or by which its properties are subject or bound. Such books and records have been properly kept and maintained and are in compliance in all material respects with all applicable legal and accounting requirements. The minute books of the Portsmouth Entities contain records which are accurate in all material respects of all corporate actions of their respective shareholders and Boards of Directors (including committees of their respective Boards of Directors).

2.8.  MATERIAL ADVERSE CHANGE

     Portsmouth has not suffered any Material Adverse Effect in its financial condition, results of operations or business since December 31, 1995.

2.9.  ABSENCE OF UNDISCLOSED LIABILITIES

     Neither of the Portsmouth Entities has any liability (contingent or otherwise) that is material to the Portsmouth Entities taken as a whole or that, when combined with all similar liabilities, would be material to the Portsmouth Entities taken as a whole, except as Previously Disclosed, except as disclosed in the Portsmouth Financial Statements filed with the SEC prior to the date hereof and except for liabilities incurred in the ordinary course of business subsequent to September 30, 1996.

2.10.  PROPERTIES

     The Portsmouth Entities have good and marketable title free and clear of all liens, encumbrances, charges, defaults or equitable interests to all of their respective properties and assets, real and personal that are reflected on the Portsmouth Financial Statements as of September 30, 1996 or acquired after such date, except (i) as may be reflected in the Portsmouth Financial Statements, (ii) for liens for taxes not yet delinquent, (iii) for liens on real estate acquired by foreclosure or substantively repossessed, (iv) for pledges to secure deposits and other liens incurred in the ordinary course of banking business, (v) for such imperfections of title, easements, encumbrances, liens, charges, defaults and equitable interests, if any, that do not have a Material Adverse Effect on the value of personal or real property reflected in the Portsmouth Financial Statements or acquired since the date of such statements and which do not materially interfere with or impair the present and continued use of such property, and (vi) for dispositions and encumbrances in the ordinary course of business. All leases pursuant to which either of the Portsmouth Entities, as lessee, leases real and personal property which, individually or in the aggregate, are material to the business of the Portsmouth Entities are valid and enforceable by one or both of the Portsmouth Entities in accordance with their respective terms.

2.11.  LOANS; ALLOWANCE FOR LOAN LOSSES

     (a) Each loan reflected as an asset in the Portsmouth Financial Statements
(i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected, and (iii) is not subject to any known defenses, set-off or counterclaims except as may be provided under bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors' rights and to general principles of equity.

     (b) The Portsmouth Entities have Previously Disclosed all loans in the original principal amount in excess of $200,000 of either Portsmouth Entity that, as of the date of this Reorganization Agreement, are classified by Portsmouth or any state or federal bank regulatory or supervisory authority as "Special Mention," "Substandard," "Doubtful," "Loss" or "Classified," together with the aggregate principal amount of and accrued and unpaid interest on such loans, by category, it being understood that no representation is being made that any state or federal bank regulatory or supervisory authority would agree with such loan classifications.

     (c) Except as Previously Disclosed or as identified in the notes to the Portsmouth Financial Statements, as of September 30, 1996, Portsmouth Bank was not, as of the date hereof, a party to any loan, including any loan guaranty, with any director, executive officer or 5% shareholder of Portsmouth or any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. All loans and extensions of credit that have been made by Portsmouth Bank and that are subject to Section 22(h) of the Federal Reserve Act, comply therewith.

2.12.  TAX MATTERS

     Except as Previously Disclosed:

          (a) Each of the Portsmouth Entities has timely filed federal income tax returns for each year through December 31, 1995 and has timely filed all other federal, state, local and foreign tax returns (including, without limitation, estimated tax returns, returns required under Sections 1441-1446 and 6031-6060 of the Code and the regulations thereunder and any comparable state, foreign and local laws, any other information returns, withholding tax returns, FICA and FUTA returns and back-up withholding returns required under Section 3406 of the Code and any comparable state, foreign and local laws) required to be filed with respect to the Portsmouth Entities. All taxes due in respect of the periods covered by such tax returns and for any subsequent periods have been paid or adequate reserves have been established for the payment of such taxes. As of the Closing Date, all taxes due in respect of any subsequent periods ending on or prior to the Closing Date (or that portion of any period that is prior to the Closing Date) will have been paid or adequate reserves will have been established for the payment thereof. No (i) audit examination, (ii) deficiency or (iii) refund litigation with respect to any tax is pending. The Portsmouth Entities will not have any material liability for any taxes in excess of amounts paid or reserves or accruals established.

          (b) All federal, state and local (and, if applicable, foreign) tax returns filed by the Portsmouth Entities are complete and accurate in all material respects. Neither of the Portsmouth Entities is delinquent in the payment of any tax, assessment or governmental charge, and neither Portsmouth Entity has requested any extension of time within which to file any tax returns in respect of any fiscal year or portion thereof which have not since been filed. No deficiency for any tax, assessment or governmental charge has been proposed, asserted or assessed (tentatively or otherwise) against either Portsmouth Entity which has not been settled and paid. There are currently no agreements in effect with respect to either Portsmouth Entity to extend the period of limitations for the assessment or collection of any tax.

2.13.  EMPLOYEE BENEFITS; ERISA

     (a) The Portsmouth Entities have Previously Disclosed a true and complete list of each bonus, deferred compensation, incentive compensation, stock purchase, stock option, severance pay, medical, life or other insurance, profit-sharing, or pension plan, program, agreement or arrangement, and each other employee benefit plan, program, agreement or arrangement, sponsored, maintained or contributed to or required to be contributed to by either Portsmouth Entity or by any trade or business, whether or not incorporated, that together with either Portsmouth Entity would be deemed a "single employer" under
Section 414 of the Code (an "ERISA Affiliate") for the benefit of any employee or director (including advisory directors) or former employee or former director (including advisory directors) of either Portsmouth Entity, whether formal or informal and whether legally binding or not (the "Plans"). Neither of the Portsmouth Entities has any formal plan or commitment, whether legally binding or not, to create any additional plan or modify or change any existing Plan that would affect any employee or director or former employee or former director of either Portsmouth Entity.

     (b) With respect to each of the Plans, the Portsmouth Entities have Previously Disclosed to CFX true and complete copies of each of the following documents: (a) the Plan and related documents (including all amendments thereto); (b) the two most recent annual reports and financial statements, if any; (c) the most recent Summary Plan Description, together with each Summary of Material Modifications, required under ERISA with respect to such Plan, and all material employee communications relating to such Plan; and (d) the most recent determination letter received from the IRS with respect to each Plan that is intended to be qualified under the Code and all material communications to or from the IRS or any other governmental or regulatory authority relating to each Plan.

     (c) No liability under Title IV of ERISA has been incurred by either Portsmouth Entity or any ERISA Affiliate since the effective date of ERISA that has not been satisfied in full, and no condition exists that presents a material risk to Portsmouth or any ERISA Affiliate of incurring a liability under such Title. No reportable event under Section 4043 of ERISA (other than the reportable event described in Pension Benefit Guaranty Corporation Regulation sec. 2615.23 occurring by reason of the Transactions) has occurred or will occur with respect to any Plan on or before the Closing Date or the Effective Date.

     (d) No Portsmouth Entity, no ERISA Affiliate, no Plan, no trust created thereunder, and no trustee or administrator thereof has engaged in a transaction in connection with which any Portsmouth Entity, any Plan, any trust, or any trustee or administrator thereof, could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA, or a tax imposed pursuant to Section 4975 or 4976 of the Code.

     (e) Full payment has been made, or will be made in accordance with Section 404(a)(6) of the Code, of all amounts that either Portsmouth Entity or any ERISA Affiliate is required to pay under Section 412 of the Code or under the terms of the Plans, and all such amounts properly accrued through the Closing Date or the Effective Date will be paid on or prior to the Closing Date or the Effective Date (as applicable) or will be properly recorded on the books and records of Portsmouth. None of the Plans or any trust established thereunder has incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived.

     (f) Except as Previously Disclosed, with respect to each Plan that is subject to Title IV of ERISA, the present value of accrued benefits under such Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such Plan's actuary with respect to such Plan, did not, as of the valuation date used in such report, exceed the current value of the assets of such Plan allocable to such accrued benefits as of such valuation date and no material adverse change in the funded status of any such Plan has occurred since such valuation date.

     (g) No Plan is a "multiemployer pension plan," as such term is defined in
Section 3(37) of ERISA, a "multiple employer welfare arrangement," as such term is defined in Section 3(40) of ERISA, or a single employer plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063(a) of ERISA.

     (h) Each Plan that is intended to be "qualified" within the meaning of
Section 401(a) of the Code is so qualified. Each Plan that is intended to satisfy the requirements of Section 125 or 501(c)(9) of the Code satisfies such requirements. Each Plan has been operated and administered in all material respects in accordance with its terms and applicable laws, including without limitation ERISA and the Code.

     (i) Except as Previously Disclosed, each Plan may be amended or terminated without liability to Portsmouth or any ERISA Affiliate. No amounts payable under the Plans will fail to be deductible for federal income tax purposes under
Section 280G of the Code.

     (j) There are no actions, suits or claims pending, or, to the knowledge of the Portsmouth Entities, threatened or anticipated (other than routine claims for benefits) against any Plan, the assets of any Plan or against either Portsmouth Entity or any ERISA Affiliate with respect to any Plan. There is no judgment, decree, injunction, rule or order of any court, governmental body, commission, agency or arbitrator outstanding against or in favor of any Plan or any fiduciary thereof (other than rules of general applicability). There are no pending or threatened audits, examinations or investigations by any governmental body, commission or agency involving any Plan.

     (k) Except as Previously Disclosed, neither consummation of the Transactions nor termination of the employment of any employees of either of the Portsmouth Entities prior to or following consummation of the Transactions will
(i) entitle any current or former employee or director of either Portsmouth Entity to severance pay, unemployment compensation or any similar payment, (ii) accelerate the time of payment or vesting, or increase the amount, of any compensation due to any such current or former employee or director, (iii) renew or extend the term of any agreement regarding compensation for a current or former employee or director, or (iv) result in the Portsmouth Entities making or being required to make any "excess parachute payment" as that term is defined in
Section 280G of the Code.

2.14.  CERTAIN CONTRACTS

     (a) Except as Previously Disclosed or as specifically identified in the notes to the Portsmouth Financial Statements, neither of the Portsmouth Entities is a party to, or bound by, (i) any material contract, arrangement or commitment whether or not made in the ordinary course of business or any agreement restricting the nature or geographic scope of its business activities in any material respect, (ii) any agreement, indenture or other instrument relating to the borrowing of money by either Portsmouth Entity or the guarantee by either Portsmouth Entity of any such obligation, other than instruments relating to transactions entered into in the customary course of Portsmouth Bank's business,
(iii) any written or oral agreement, arrangement or commitment relating to the employment of a consultant or the employment, election, retention in office or severance of any present or former director or officer, or (iv) any contract, agreement or understanding with a labor union.

     (b) Neither Portsmouth Entity is in default in any material respect under any material agreement, commitment, arrangement, lease, insurance policy or other instrument whether entered into in the ordinary course of business or otherwise, and there has not occurred any event that, with the lapse of time or giving of notice or both, would constitute such a material default.

2.15. LEGAL PROCEEDINGS

     Except as Previously Disclosed, there are no actions, suits or proceedings instituted, pending or, to the knowledge of the Portsmouth Entities, threatened against either Portsmouth Entity or any asset, interest or right of either Portsmouth Entity that, if determined adversely to the Portsmouth Entities, would, individually or in the aggregate, have a Material Adverse Effect on the Portsmouth Entities. To the knowledge of the Portsmouth Entities, there are no actual or threatened actions, suits or proceedings which present a claim to restrain or prohibit the Transactions or to impose any material liability in connection therewith. There are no actions, suits or proceedings instituted, pending or, to the knowledge of the Portsmouth Entities, threatened against any present or former director or officer of either Portsmouth Entity, that would be likely to give rise to a claim for indemnification and that, in the event of an unfavorable outcome, would, individually or in the aggregate, have a Material Adverse Effect on the Portsmouth Entities and, to the knowledge of the Portsmouth Entities, there is no reasonable basis for any such action, suit or proceeding.

2.16. COMPLIANCE WITH LAWS; REGULATORY EXAMINATIONS; REGULATORY APPROVALS

     (a) Each Portsmouth Entity holds, and at all times has held, all licenses, franchises, permits, approvals, consents, qualifications and authorizations material for the lawful conduct of its business under and pursuant to, and has complied with, and is not in default under, any applicable law, statute, order, rule, regulation, policy, ordinance, reporting or filing requirement and/or guideline of any federal, state or local governmental authority relating to the Portsmouth Entities, except as Previously Disclosed and except for violations which, either individually or in the aggregate, do not or would not have a Material Adverse Effect on the Portsmouth Entities, and neither Portsmouth Entity has knowledge of any material violation of any of the above.

     (b) Except for normal examinations conducted by a regulatory agency in the regular course of business of the Portsmouth Entities, no regulatory agency has initiated any proceeding or, to the best knowledge of the Portsmouth Entities, investigation into the business or operations of either Portsmouth Entity since September 30, 1996. Neither of the Portsmouth Entities has received any objection from any regulatory agency to any response by either Portsmouth Entity to any violation, criticism or exception with respect to any report or statement relating to any examinations of the Portsmouth Entities.

     (c) Neither Portsmouth Entity has received notification from any agency or department of federal, state or local government (i) asserting a material violation of any such statute or regulation, (ii) threatening to revoke any license, franchise, permit or government authorization, or (iii) restricting or in any way limiting its operations. Neither Portsmouth Entity is subject to any regulatory or supervisory cease and desist order, agreement, directive, memorandum of understanding or commitment, and neither of them has received any communication requesting that it enter into any of the foregoing.

     (d) Neither Portsmouth Entity is aware of any reason why the conditions set forth in Section 5.1(b) hereof would not be satisfied without significant delay.

2.17.  LABOR MATTERS

     With respect to their respective employees, the Portsmouth Entities are not parties to any labor agreement with any labor organization, group or association and has not engaged in any unfair labor practice as defined under applicable federal law. Since January 1, 1996, neither Portsmouth Entity has experienced any attempt by organized labor or its representatives to make either Portsmouth Entity conform to demands of organized labor relating to its employees or to enter into a binding agreement with organized labor that would cover the employees of either Portsmouth Entity. There is no unfair labor practice charge or other complaint by any employee or former employee of either Portsmouth Entity against it pending before any governmental agency arising out of the activities of the Portsmouth Entities which charge or complaint (i) has a reasonable probability of an unfavorable outcome and (ii) in the event of an unfavorable outcome would, individually or in the aggregate, have a Material Adverse Effect on the Portsmouth Entities taken as a whole; there is no labor strike or labor disturbance pending or, to the knowledge of the Portsmouth Entities, threatened against either Portsmouth Entity; and neither Portsmouth Entity has experienced a work stoppage or other labor difficulty since January 1, 1996.

2.18.  BROKERS AND FINDERS

     Neither the Portsmouth Entities nor any of their respective officers, directors or employees, has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with the Transactions, except that Portsmouth has engaged and will pay a fee or commission to Tucker Anthony Incorporated as Previously Disclosed.

2.19.  INSURANCE

     The Portsmouth Entities have Previously Disclosed a list of all material policies of insurance of either Portsmouth Entity in effect as of the date hereof and true and correct copies of all such policies have previously been made available to CFX. Neither Portsmouth Entity has any liability for unpaid premiums or premium adjustments not properly reflected on Portsmouth's Financial Statements, except for any such liability that would not have a Material Adverse Effect on the Portsmouth Entities taken as a whole. Except as Previously Disclosed, neither Portsmouth Entity has received any notice of termination of any such insurance coverage or material increase in the premiums therefor or has any reason to believe that any such insurance coverage will be terminated or the premiums therefor materially increased.

2.20.  ENVIRONMENTAL LIABILITY

     (a) Except for any violation, liability or noncompliance which does not have a Material Adverse Effect on the Portsmouth Entities: (i) neither Portsmouth Entity has violated during the last five years or is in violation of or is liable under any federal, state or local environmental law; (ii) none of the properties owned or leased by either Portsmouth Entity (including, without limitation, soils and surface and ground waters) are contaminated with any hazardous substance; (iii) neither Portsmouth Entity is liable for any off-site contamination; and (iv) each Portsmouth Entity is, and during the last five years has been, in compliance with, all of its respective permits, licenses and other authorizations issued under any environmental laws. For purposes of the foregoing, all references to "properties" include, without limitation, any owned real property or leased real property.

     (b) Neither Portsmouth Entity has received any written notice of any legal, administrative, arbitral or other proceeding, claim or action and, to the knowledge of the Portsmouth Entities, there is no governmental investigation of any nature ongoing, in each case that could reasonably be expected to result in the imposition, on the Portsmouth Entities of any liability arising under any local, state or federal environmental statute, regulation or ordinance including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, which liability would have a Material Adverse Effect on the Portsmouth Entities; there are no facts or circumstances which could reasonably be expected to form the basis for any such proceeding, claim, action or governmental investigation that would impose any such liability; and neither Portsmouth Entity is subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any such liability.

2.21.  ADMINISTRATION OF TRUST ACCOUNTS

     Except as Previously Disclosed, Portsmouth Bank does not currently and has not previously administered any accounts for which it acts as a fiduciary or agent, including without limitation accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor.

2.22.  INTELLECTUAL PROPERTY

     The Portsmouth Entities own the entire right, title and interest in and to, or have valid licenses with respect to, all the Intellectual Property necessary in all material respects to conduct their business and operations as presently conducted, except where the failure to do so would not, individually or in the aggregate, have a Material Adverse Effect on the Portsmouth Entities. None of such Intellectual Property is subject to any outstanding order, decree, judgment, stipulation, settlement, lien, charge, encumbrance or attachment, which order, decree, judgment, stipulation, settlement, lien, charge, encumbrance or attachment would have a Material Adverse Effect on the Portsmouth Entities.

2.23.  CERTAIN INFORMATION

     At all times subsequent to the effectiveness of the Registration Statement or any post-effective amendment thereto and up to and including the time of the Portsmouth shareholders' meeting to vote upon the Transactions, and at all times subsequent to the mailing of any Proxy Statement or any amendment thereto and up to and including the time of the Portsmouth shareholders' meeting to vote upon the Transactions, such Registration Statement or Proxy Statement and all amendments or supplements thereto, with respect to all information set forth therein furnished by Portsmouth relating to Portsmouth shall (i) comply in all material respects with the applicable provisions of the Securities Laws, and
(ii) not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading.

2.24.  POOLING OF INTERESTS

     The Portsmouth Entities know of no reason which would reasonably cause either of them to believe that the Transactions will not qualify as a pooling of interests for financial accounting purposes.

                                   ARTICLE 3.

               REPRESENTATIONS AND WARRANTIES OF CFX AND CFX BANK

     CFX and CFX Bank hereby represent and warrant to Portsmouth and Portsmouth Bank as follows:

3.1.  CAPITAL STRUCTURE OF CFX

     (a) The authorized capital stock of CFX consists solely of 22,500,000 shares of common stock, par value $0.66 2/3 per share ("CFX Common Stock"), and 3,000,000 shares of preferred stock, par value $1.00 per share ("CFX Preferred Stock"). As of December 31, 1996, there were 13,008,787 shares of CFX Common Stock issued and outstanding, 28,000 shares of CFX Common Stock held in its treasury, no shares of CFX Preferred Stock issued and outstanding, and no shares of CFX Preferred Stock held in its treasury. All outstanding shares of CFX's capital stock have been duly issued and are validly outstanding, fully paid and nonassessable. None of the shares of CFX's capital stock has been issued in violation of the preemptive rights of any person. The shares of CFX Common Stock to be issued in connection with the Share Exchange have been duly authorized and, when issued in accordance with the terms of the Transaction Documents, will be validly issued, fully paid, nonassessable and free and clear of any preemptive rights.

     (b) As of September 30, 1996, CFX's Tier 1 risk-based capital ratio, total risk-based capital ratio, and leverage ratio, each calculated in accordance with the capital guidelines of the Federal Reserve applicable to bank holding companies on a fully phased-in basis, were each in excess of the specified minimum levels for qualification as "well capitalized."

     (c) As of the date hereof, except for shares of CFX Common Stock subject to options under CFX's employee stock option and incentive plans, CFX is not bound by any outstanding Rights. There are no agreements or understandings to which CFX is a party with respect to the voting of any shares of CFX Common Stock or which restrict the transfer of such shares.

3.2.  ORGANIZATION, STANDING AND AUTHORITY OF CFX

     CFX is a duly organized corporation, validly existing and in good standing under the laws of New Hampshire, with full corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on CFX. CFX is registered as a bank holding company under the BHC Act.

3.3.  OWNERSHIP AND CAPITAL STRUCTURE OF CFX'S SUBSIDIARIES

     Except as Previously Disclosed, CFX does not own, directly or indirectly, 25 percent or more of the outstanding capital stock or other voting securities of any corporation, bank or other organization (each a "CFX Subsidiary" and collectively the "CFX Subsidiaries"). The outstanding shares of capital stock or other equity interests of the CFX Subsidiaries are validly issued and outstanding, fully paid and nonassessable and, except with respect to CFX Funding L.L.C. in which CFX owns 51% of the equity interests, all such shares or interests are directly or indirectly owned by CFX free and clear of all liens, claims and encumbrances. No CFX Subsidiary has or is bound by any Rights which are authorized, issued or outstanding with respect to the capital stock or other equity interests of any CFX Subsidiary, and there are no agreements, understandings or commitments relating to the right of CFX to vote or to dispose of said shares or interests. None of the shares of capital stock or other equity interests of any CFX Subsidiary has been issued in violation of the preemptive rights of any person.

3.4.  ORGANIZATION, STANDING AND AUTHORITY OF CFX SUBSIDIARIES

     Each CFX Subsidiary is a duly organized corporation or banking association, validly existing and in good standing under applicable laws. Each CFX Subsidiary
(i) has full power and authority to carry on its business as now conducted, and
(ii) is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such licensing or qualification and where failure to be licensed or qualified would have a Material Adverse Effect on CFX. Each CFX Subsidiary has all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now being conducted, except where the failure to be so authorized would not have a Material Adverse Effect on CFX.

3.5.  AUTHORIZED AND EFFECTIVE AGREEMENT

     (a) CFX has all requisite corporate power and authority to enter into and perform all of its obligations under the Transaction Documents to which CFX is a party. The adoption, execution and delivery of the Transaction Documents to which CFX is a party and the consummation of the Transactions contemplated thereby have been duly and validly authorized by all necessary corporate action in respect thereof on the part of CFX, except that the issuance of CFX Common Stock pursuant to the Transaction Documents must be approved by the affirmative vote of the holders of a majority of the votes cast by the holders of CFX Common Stock eligible to vote thereon in accordance with AMEX policy. The Board of Directors of CFX has directed that the Transaction Documents and the Transactions be submitted to CFX's stockholders for approval at an annual or special meeting to be held as soon as practicable.

     (b) CFX Bank has all requisite corporate power and authority to enter into and perform all of its obligations under the Transaction Documents to which CFX Bank is a party. The execution and delivery of this Reorganization Agreement and the Plan of Merger and the consummation of the Transactions contemplated thereby have been duly and validly authorized by all necessary corporate action in respect thereof on the part of CFX Bank.

     (c) Assuming the accuracy of the representations contained in Sections 2.5(c) hereof, the Transaction Documents constitute legal, valid and binding obligations of CFX and CFX Bank, in each case enforceable against them in accordance with their respective terms subject, as to enforceability, to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors' rights and to general principles of equity.

     (d) Except as Previously Disclosed, neither the adoption, execution and delivery of the Transaction Documents nor the consummation of the Transactions nor compliance by the CFX Entities with any of the provisions hereof or thereof shall (i) conflict with or result in a breach of any provision of the articles or certificates of incorporation or association, charters or by-laws of the CFX Entities, (ii) constitute or result in a breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon any property or asset of the CFX Entities pursuant to, any note, bond, mortgage, indenture, license, agreement or other instrument or obligation, or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the CFX Entities, except for such violations, rights, conflicts, breaches, creations or defaults which, either individually or in the aggregate, will not have a Material Adverse Effect on CFX.

     (e) Except for the approvals specified in Sections 4.2 and 4.4 hereof, except as Previously Disclosed and except as expressly referred to in this Reorganization Agreement, no consent, approval or authorization of, or declaration, notice, filing or registration with, any governmental or regulatory authority, or any other person, is required to be made or obtained by the CFX Entities on or prior to the Closing Date in connection with the execution, delivery and performance of the Transaction Documents or the consummation of the Transactions other than the filing of certificates or articles of merger or share exchange or similar documents with the appropriate New Hampshire state authorities.

3.6.  SEC DOCUMENTS; REGULATORY FILINGS

     CFX has filed all SEC Documents required by the Securities Laws and such SEC Documents complied, as of their respective dates, in all material respects with the Securities Laws. CFX and each of the CFX Subsidiaries has filed all reports required by statute or regulation to be filed with any federal or state bank regulatory agency, and such reports were prepared in accordance with the applicable statutes, regulations and instructions in existence as of the date of filing of such reports in all material respects.

3.7.  FINANCIAL STATEMENTS

     The CFX Financial Statements fairly present the consolidated financial position of CFX and the consolidated CFX Subsidiaries as of the dates indicated and the consolidated results of operations, changes in shareholders' equity and cash flows of CFX and the consolidated CFX Subsidiaries for the periods then ended in conformity with generally accepted accounting principles applicable to banking organizations or financial institutions applied on a consistent basis except as disclosed therein. The books and records of CFX fairly reflect in all material respects the transactions to which it is a party or by which its properties are subject or bound. Such books and records have been properly kept and maintained and are in compliance in all material respects with all applicable legal and accounting requirements. The minute books of the CFX Entities contain records which are accurate in all material respects of all corporate actions of their respective shareholders and Boards of Directors (including committees of their respective Boards of Directors).

3.8.  MATERIAL ADVERSE CHANGE

     CFX has not, on a consolidated basis, suffered any material adverse change in its financial condition, results of operations or business since September 30, 1996.

3.9.  ABSENCE OF UNDISCLOSED LIABILITIES

     Neither CFX nor any CFX Subsidiary has any liability (contingent or otherwise) that is material to CFX on a consolidated basis, or that, when combined with all similar liabilities, would be material to CFX on a consolidated basis, except as Previously Disclosed, as disclosed in the CFX Financial Statements filed with the SEC prior to the date hereof and except for liabilities incurred in the ordinary course of business subsequent to September 30, 1996.

3.10.  BROKERS AND FINDERS

     Neither the CFX Entities nor any of their respective officers, directors or employees, has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with the Transactions, except that CFX has engaged and will pay a fee or commission to Alex. Brown & Sons Incorporated.

3.11.  LEGAL PROCEEDINGS

     Except for matters which, individually or in the aggregate, would not have a Material Adverse Effect on CFX and the CFX Subsidiaries, taken as a whole, neither CFX nor any of the CFX Subsidiaries is a party to any, and there are no pending or, to the best of CFX's knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental investigations of any nature by or against CFX or any of the CFX Subsidiaries; and neither CFX nor any of the CFX Subsidiaries is a party to or subject to any order, judgment or decree. To the knowledge of the CFX Entities, there are no actual or threatened actions, suits or proceedings which present a claim to restrain or prohibit the Transactions or to impose any material liability in connection therewith.

3.12.  COMPLIANCE WITH LAWS; REGULATORY EXAMINATIONS; REGULATORY APPROVALS

     (a) CFX and each of the CFX Subsidiaries holds, and has at all times held, all licenses, franchises, permits, approvals, consents, qualifications and authorizations material for the lawful conduct of its business under and pursuant to, and has complied with, and is not in default under, any applicable law, statute, order, rule, regulation, policy, ordinance, reporting or filing requirement and/or guideline of any federal, state or local governmental authority relating to CFX or any of the CFX Subsidiaries, except for violations which, either individually or in the aggregate, do not or would not have a Material Adverse Effect on CFX and the

CFX Subsidiaries taken as a whole, and neither CFX or any of the CFX Subsidiaries has knowledge of any violation of any of the above.

     (b) Except for normal examinations conducted by a regulatory agency in the regular course of the business of CFX and the CFX Subsidiaries, no regulatory agency has initiated any proceeding or, to the best knowledge of CFX, investigation into the business or operations of CFX or any of the CFX Subsidiaries since September 30, 1996. CFX has not received any objection from any regulatory agency to CFX's response to any violation, criticism or exception with respect to any report or statement relating to any examinations of CFX or any of the CFX Subsidiaries.

     (c) Neither CFX Entity has received notification from any agency or department of federal, state or local government (i) asserting a material violation of any such statute or regulation, (ii) threatening to revoke any license, franchise, permit or government authorization, or (iii) restricting or in any way limiting its operations. Neither CFX Entity is subject to any regulatory or supervisory cease and desist order, agreement, directive, memorandum of understanding or commitment, and neither of them has received any communication requesting that it enter into any of the foregoing.

     (d) Neither CFX Entity is aware of any reason why the conditions set forth in Section 5.1(b) hereof would not be satisfied without significant delay.

3.13.  CERTAIN INFORMATION

     At all times subsequent to the effectiveness of the Registration Statement or any post-effective amendment thereto and up to and including the time of the CFX shareholders' meeting to vote upon the Transactions, and at all times subsequent to the mailing of any Proxy Statement or any amendment thereto and up to and including the time of the CFX shareholders' meeting to vote upon the Transactions, such Registration Statement or Proxy Statement and all amendments or supplements thereto, with respect to all information set forth therein furnished by CFX relating to the CFX Entities shall (i) comply in all material respects with the applicable provisions of the Securities Laws, and (ii) not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading.

3.14.  POOLING OF INTERESTS

     The CFX Entities know of no reason which would reasonably cause either of them to believe that the Transactions will not qualify as a pooling of interests for financial accounting purposes.

                                   ARTICLE 4.
                                   COVENANTS

4.1.  SHAREHOLDERS' MEETING

     CFX and Portsmouth shall submit the Transaction Documents and, in the case of CFX, the issuance of CFX Common Stock thereunder, to their respective shareholders for approval at annual or special meetings to be held as soon as practicable after the date hereof. Subject to the fiduciary duties of the respective boards of directors of Portsmouth and CFX as determined by each after consultation with such board's counsel, the boards of directors of CFX and Portsmouth shall recommend at the respective shareholders' meetings that the shareholders vote in favor of such approval. Nothing contained in this Section
4.1 shall prohibit either CFX or Portsmouth from taking and disclosing to its stockholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act or making such other disclosure to its stockholders which, in the judgment of its Board, based upon the advice of outside counsel, may be required under applicable law, or making disclosure to its stockholders of the absence of an opinion from Portsmouth's investment advisor dated the date of the Proxy Statement as to the fairness of the consideration to be paid to Portsmouth's stockholders in connection with the Share Exchange.

4.2.  PROXY STATEMENT; REGISTRATION STATEMENT

     As promptly as practicable after the date hereof, CFX and Portsmouth shall cooperate in the preparation of the Proxy Statements to be mailed to the shareholders of Portsmouth and CFX in connection with the Transactions and, if required, to be filed by CFX as part of the Registration Statement. In the event that the issuance of CFX Common Stock in connection with the Share Exchange is exempt from registration under Section 3(a)(10) of the Securities Act and the SEC's regulations and interpretations thereunder and shares received will not be considered "restricted securities" for purposes of Rule 144 under the Securities Act, no Registration Statement will be filed. CFX will advise Portsmouth, promptly after it receives notice thereof, of the time when the Registration Statement or any post-effective amendment thereto has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of qualification of the CFX Common Stock issuable in connection with the Share Exchange for offering or sale in any jurisdiction, or the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information. CFX shall take all actions necessary to register or qualify the shares of CFX Common Stock to be issued in the Share Exchange pursuant to all applicable state "blue sky" or securities laws and shall maintain such registrations or qualifications in effect for all purposes hereof. CFX shall apply for approval to list the shares of CFX Common Stock to be issued in the Share Exchange on the AMEX, subject to official notice of issuance, prior to the Effective Date.

4.3.  APPLICATIONS

     As promptly as practicable after the date hereof, the Parties shall take all action necessary or desirable to obtain any required regulatory approval for the Transactions. Without limiting the generality of the foregoing sentence, CFX or CFX Bank shall (i) file a request with the Federal Reserve for a waiver of the application and prior approval requirements of Section 3 of the BHC Act with respect to the Share Exchange and the Holding Company Merger, (ii) file an application with the FDIC for prior approval of the Bank Merger under the Bank Merger Act and the regulations promulgated thereunder, and (iii) file a notice with the Commissioner with respect to the Bank Merger pursuant to Chapter 388 or other applicable section of the New Hampshire Revised Statutes Annotated and the regulations promulgated thereunder. Each of the Parties shall, and they shall cause their respective subsidiaries to, submit any applications, notices, requests or other filings to any other state or federal government agency, department or body the approval of which is required for consummation of the Transactions. Portsmouth and CFX each represents and warrants to the other that all information concerning it and its directors, officers, shareholders and subsidiaries included (or submitted for inclusion) in any such application, notice, request or other filing and furnished by it shall be true, correct and complete in all material respects.

4.4.  BEST EFFORTS; CERTAIN NOTICES AND INFORMATION

     (a) The Parties shall each use their reasonable best efforts in good faith to (a) furnish such information as may be required in connection with the preparation of the documents referred to in Sections 4.2 and 4.3 above, and (b) take or cause to be taken all action necessary or desirable on its part so as to permit consummation of the Transactions at the earliest possible date, including, without limitation, (i) obtaining the consent or approval of each individual, partnership, corporation, association or other business or professional entity whose consent or approval is required for consummation of the Transactions, provided that neither Portsmouth Entity shall agree to make any payments or modifications to agreements in connection therewith without the prior written consent of CFX, and (ii) requesting the delivery of appropriate opinions, consents and letters from its counsel and independent auditors. No Party shall take or fail to take, or cause or permit its subsidiaries to take or fail to take, or to the best of its ability permit to be taken or omitted to be taken by any third persons, any action that would substantially impair the prospects of completing the Transactions pursuant to the Transaction Documents, or that would adversely affect the qualification of the Transactions for pooling of interests accounting treatment or as a reorganization within the meaning of
Section 368(a) of the Code; provided that nothing herein contained shall preclude CFX from exercising its rights under the Stock Option Agreement. In the event that any Party has taken any action, whether before, on or after the date hereof, that would adversely affect such qualification, each Party shall take such action as any other Party may reasonably request to cure such effect to the extent curable without a Material Adverse Effect on any of the Parties.

     (b) Portsmouth shall give prompt notice to CFX, and CFX shall give prompt notice to Portsmouth, of (i) the occurrence, or failure to occur, of any event which occurrence or failure would be likely to cause any representation or warranty contained in this Reorganization Agreement to be untrue or inaccurate in any material respect at the date hereof or on the Closing Date (if so required under Section 5.2(a) or Section 5.3(a) hereof), and (ii) any material failure of Portsmouth or CFX, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, and each Party shall use all reasonable efforts to remedy such failure.

     (c) Portsmouth shall provide and shall request its auditors to provide CFX with such historical financial information regarding it (and related audit reports and consents) as CFX may reasonably request for securities disclosure purposes.

4.5.  INVESTIGATION AND CONFIDENTIALITY

     Portsmouth and CFX each will keep the other advised of all material developments relevant to its business or to consummation of the Transactions, material transactions outside of its ordinary course of business, and material changes in the normal course of its business or in the operation of its properties. The Parties each may make or cause to be made such investigation of the financial and legal condition of the other Parties as such Party reasonably deems necessary or advisable in connection with the Transactions; provided, however, that such investigation shall be reasonably related to such Transactions and shall not interfere unnecessarily with normal operations. Each Party agrees to furnish the other Parties and the other Parties' advisors with such financial data and other information with respect to its business and properties as such other Parties shall from time to time reasonably request. No investigation pursuant to this Section 4.5 shall affect or be deemed to modify any representation or warranty made by, or the conditions to the obligations to consummate the Transactions of, any Party. Each Party shall hold all information furnished by the other Parties or any of such Party's subsidiaries or representatives pursuant hereto in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement dated January 17, 1997 by and between Portsmouth and CFX (the "Confidentiality Agreement").

4.6.  PRESS RELEASES

     Portsmouth and CFX shall agree with each other as to the form and substance of any press release related to the Transactions, and shall consult each other as to the form and substance of other public disclosures related thereto; provided, however, that nothing contained herein shall prohibit any Party, following notification to the other Parties, from making any disclosure which its counsel deems necessary.

4.7.  COVENANTS OF PORTSMOUTH AND PORTSMOUTH BANK

     (a) Prior to the Closing Date, and except as otherwise provided for by the Transaction Documents or consented to or approved by CFX, the Portsmouth Entities shall use their respective reasonable best efforts to preserve their respective properties, business and relationships with customers, employees and other persons.

     (b) Except with the prior written consent of CFX or except as Previously Disclosed or except as expressly contemplated or permitted by the Transaction Documents, neither Portsmouth Entity shall:

          1. carry on its business other than in the usual, regular and ordinary course in substantially the same manner as heretofore conducted;

          2. declare, set aside, make or pay any dividend or other distribution in respect of its capital stock other than its regular cash and stock dividends on Portsmouth Common Stock in amounts not to exceed the dividends paid to Portsmouth stockholders in the comparable period in the last 12 months and in a manner consistent with past practice and in accordance with applicable law, regulation and contractual and regulatory commitments, provided that Portsmouth's cash dividends may be increased to the

     Increased Dividend (as defined below) per share of Portsmouth Common Stock beginning with the dividend payable in the first quarter of 1998, and provided further that the Parties agree to consult with respect to the last quarterly Portsmouth dividend payable prior to the Effective Date with the objective of assuring that the Portsmouth stockholders do not receive a shortfall, or dividend or distribution from both Portsmouth and CFX, for the period covered by such dividend based on the record and payment dates of their last dividend prior to the Effective Date. The "Increased Dividend" shall be determined by multiplying the quarterly dividend then being paid by CFX with respect to each share of CFX Common Stock by 0.95;

          3. issue any shares of its capital stock or permit any treasury shares to become outstanding other than pursuant to the Stock Option Agreement or Rights outstanding at the date hereof or a stock dividend not to exceed 2% payable in the first quarter of each of 1997 and 1998;

          4. incur any additional debt obligation or other obligation for borrowed money other than in the ordinary course of business consistent with past practice;

          5. issue, grant or authorize any Rights or effect any recapitalization, reclassification, stock dividend, stock split or like change in capitalization, or redeem, repurchase or otherwise acquire any shares of its capital stock;

          6. amend its articles or certificate of incorporation or association, charter or by-laws;

          7. except for foreclosing on collateral, merge with any other corporation, savings association or bank or permit any other corporation, savings association or bank to merge into it or consolidate with any other corporation, savings association or bank; acquire control over any other firm, bank, corporation, savings association or organization or create any subsidiary;

          8. except in the ordinary course of business, waive or release any material right or cancel or compromise any material debt or claim;

          9. fail to comply in any material respect with any laws, regulations, ordinances or governmental actions applicable to it and to the conduct of its business;

          10. enter into any material swap, hedge or other similar off-balance sheet transaction;

          11. except for foreclosing on collateral, liquidate or sell or dispose of any material assets or acquire any material assets; except as Previously Disclosed, make any capital expenditure in excess of $100,000 in any instance or $250,000 in the aggregate; or, except as Previously Disclosed, establish new branches or other similar facilities or enter into or modify any leases or other contracts relating thereto that involve annual payments that exceed $25,000 in any instance or $100,000 in the aggregate;

          12. except as Previously Disclosed, increase the rate of compensation of, pay or agree to pay any bonus to, or provide any other employee benefit or incentive to, any of its directors, officers or employees except in a manner consistent with past practice and except as Previously Disclosed;

          13. enter into, modify or extend any employment or severance contracts with any of its present or former directors, officers or employees;

          14. enter into or substantially modify (except as may be required by applicable law) any pension, retirement, stock option, stock purchase, stock appreciation right, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or other employees;

          15. change its lending, investment, asset/liability management or other material banking policies in any material respect except as may be required by changes in applicable law or regulations;

          16. change its methods of accounting in effect at December 31, 1995, except as required by changes in generally accepted accounting principles or regulatory requirements concurred in by its independent certified public accountants, or change any of its methods of reporting income and deductions for federal income tax purposes from those employed in the preparation of its federal income tax returns for the year ended December 31, 1995, except as required by law;

          17. solicit or initiate inquiries or proposals with respect to any acquisition or purchase of all or a substantial portion of the assets of, or a substantial equity interest in, either Portsmouth Entity or any business combination with either Portsmouth Entity other than as contemplated by this Reorganization Agreement; or authorize or permit any officer, director, agent or affiliate of it to do any of the above; or fail to notify CFX as soon as practicable if any such inquiries or proposals are received by either Portsmouth Entity, or if either Portsmouth Entity or any officer, director, agent or affiliate thereof is requested to or does furnish any confidential information relating to, or participates in any negotiations or discussions concerning, any transaction of a type described in this paragraph; or

          18. agree to do any of the foregoing.

     (c) Each of the Portsmouth Entities agrees to approve, execute and deliver any amendment to the Transaction Documents and any additional plans and agreements requested by CFX to modify the structure of, or to substitute parties to, the Transactions; provided, however, that no such change shall (i) alter or change the amount or kind of consideration to be delivered to the shareholders of Portsmouth in connection with the Share Exchange, (ii) adversely affect the tax treatment to the shareholders of Portsmouth as a result of receiving such consideration in the Share Exchange, or (iii) materially impede or delay receipt of any approval referred to in Section 4.1 or 4.3 hereof or the consummation of the Transactions.

     (d) Immediately prior to the Closing, the Portsmouth Entities will supplement or amend their prior disclosures to the CFX Entities pursuant to this Reorganization Agreement, including without limitation all Previously Disclosed documents and information, with respect to any matter hereafter arising which, at the Closing Date, would be required to be Previously Disclosed to the CFX Entities if this Reorganization Agreement were dated as of the Closing Date, or which is necessary to correct any Previously Disclosed document or information which was inaccurate at the time it was made. No such supplement or amendment shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article 5 hereof or the compliance by either of the Portsmouth Entities with the covenants set forth in this Section 4.7.

4.8.  CLOSING; EFFECTIVE DATE

     The Transactions shall be consummated at a closing (the "Closing") to be held at the offices of CFX, 102 Main Street, Keene, New Hampshire, at 10:00 a.m. on the first business day that is at least 20 calendar days after the date on which the last of all required approvals for the Transactions has been obtained and the last of all required waiting periods under such approvals has expired, or at such other place, date and time as the Parties may mutually agree upon (the "Closing Date"), with the Transactions to be consummated in such order and after such intermediate steps as CFX may specify; provided, however, that the order and any intermediate steps shall not (i) alter or change the amount or kind of consideration to be delivered to the shareholders of Portsmouth in connection with the Share Exchange, (ii) adversely affect the tax treatment to the shareholders of Portsmouth as a result of receiving such consideration in the Share Exchange, or (iii) materially impede or delay receipt of any approval referred to in Section 4.1 or 4.3 hereof or the consummation of the Transactions. The Transactions shall be effective at the times and on the dates specified in the certificates or articles of merger or share exchange to be filed with the appropriate New Hampshire state authorities as contemplated by the Transaction Documents. For purposes of this Reorganization Agreement, the term "Effective Date" shall mean the effective time and date of the Share Exchange specified in the articles of share exchange to be filed with the appropriate New Hampshire state authorities as contemplated by the Plan of Exchange.

4.9.  AFFILIATES

     (a) The Parties shall cooperate and use their reasonable best efforts to identify those persons who may be deemed to be "affiliates" of Portsmouth within the meaning of Rule 145 promulgated by the SEC under the Securities Act and for purposes of qualifying the Share Exchange for "pooling of interests" accounting treatment. Portsmouth shall use its reasonable best efforts to cause each person so identified to deliver to

CFX, no later than 30 days prior to the Effective Date, a written agreement providing that such person will not dispose of any CFX Common Stock received in the Share Exchange except in compliance with the Securities Act, the rules and regulations promulgated thereunder and the SEC's rules relating to pooling of interests accounting treatment. Shares of CFX Common Stock issued to such affiliates in exchange for Portsmouth Common Stock shall not be transferable until such time as financial results covering at least 30 days of combined operations of CFX and Portsmouth have been published within the meaning of
Section 201.01 of the SEC's Codification of Financial Reporting Policies, regardless of whether each such affiliate has provided the written agreement referred to in this section.

     (b) CFX shall use its reasonable best efforts to publish no later than 25 days after the end of the first calendar quarter in which there are at least 30 days of combined operations following consummation of the Transactions (which calendar quarter may be the calendar quarter in which the Effective Date occurs), combined sales and net income figures as contemplated by and in accordance with the terms of SEC Accounting Series Release No. 135.

4.10.  PORTSMOUTH EMPLOYEES; DIRECTORS AND MANAGEMENT

     (a) All employees of the Portsmouth Entities as of the Effective Date shall become employees of one or more of the CFX Entities, as determined by CFX, as of the Effective Date. Nothing in the Transaction Documents shall give any employee of the Portsmouth Entities a right to continuing employment with the CFX Entities after the Effective Date. As soon as practicable after the Effective Date, CFX shall provide or cause to be provided to all employees of the Portsmouth Entities who remain employed by the CFX Entities after the Effective Date with employee benefits (including without limitation the severance benefits provided for in CFX's termination guidelines in the form previously provided by CFX to Portsmouth) which, in the aggregate, are no less favorable than those generally afforded to other employees of the CFX Entities holding similar positions, subject to the terms and conditions under which those employee benefits are made available to such employees; provided that (1) for purposes of determining eligibility for and vesting of such employee benefits only (and not for pension benefit accrual purposes), service with Portsmouth prior to the Effective Date shall be treated as service with an "employer" to the same extent as if such persons had been employees of the CFX Entities, and (2) this Section 4.10(a) shall not be construed to limit the ability of the CFX Entities to terminate the employment of any employee or to review employee benefits programs from time to time and to make such changes as they deem appropriate. In addition, the benefits listed in Section 4.10(a) of Portsmouth's Previously Disclosed letter, dated as of the date hereof, as being continuing benefits shall be continued notwithstanding that such benefits may not be provided to other CFX employees.

     (b) Prior to or at the Effective Date, three directors of Portsmouth to be designated by Portsmouth, after consultation with and the consent of CFX (which consent shall not be unreasonably withheld), shall be elected to the Board of Directors of CFX effective upon the Effective Date, shall be divided evenly among the classes, and shall be nominated for re-election, if at all, pursuant to CFX's then existing policies and procedures (provided that one of the three directors to be designated by Portsmouth shall serve as a director of CFX for one year only and shall not be nominated for re-election).

     (c) Prior to or at the Effective Date, two directors of Portsmouth to be designated by Portsmouth, after consultation with and the consent of CFX and CFX Bank (which consent shall not be unreasonably withheld), shall be elected to the Board of Trustees of CFX Bank effective upon the Effective Date and shall be nominated for re-election, if at all, pursuant to CFX Bank's then existing policies and procedures.

     (d) From and after the Effective Date, the appropriate CFX Entity shall assume and honor in accordance with their terms all employment agreements Previously Disclosed by Portsmouth. CFX agrees that the consummation of the Transactions constitutes a "change in control" as defined in such employment agreements. The provisions of this Section 4.10(d) are expressly intended to be for the irrevocable benefit of, and shall be enforceable by, each officer covered by such employment agreements and his or her heirs and representatives.

     (e) Prior to the Effective Date, the Portsmouth Entities shall cause the waiver or release, at an aggregate expense not to exceed $240,000, by any present director of either Portsmouth Entity who has any right or interest, including the right to receive compensation or other payment, under any director retirement plan of either Portsmouth Entity or with respect to service on any advisory board of either Portsmouth Entity.

     (f) From and after the Effective Date, CFX shall indemnify persons who served as directors and officers of Portsmouth on or before the Effective Date in accordance with and subject to the provisions of Portsmouth's Articles of Incorporation and By-laws Previously Disclosed to CFX. From and after the Effective Date, CFX will cause the persons who served as directors or officers of Portsmouth on or before the Effective Date to be covered by Portsmouth's existing directors' and officers' liability insurance policy (or policies of at least the same coverage and amounts and containing terms and conditions which are not less advantageous than such policy); provided that no such person shall be entitled to insurance coverage more favorable than that provided to the person in such capacity at the date hereof with respect to acts or omissions resulting from the person's service as such on or prior to the Effective Date, and provided further that CFX shall not be required to expend with respect to any year of coverage more than 150 percent of the current per annum amount expended by Portsmouth to maintain or procure insurance coverage pursuant hereto. Such insurance coverage shall commence on the Effective Date and will be provided for a period of no less than six years after the Effective Date.

                                   ARTICLE 5.

                              CONDITIONS PRECEDENT

5.1.  CONDITIONS PRECEDENT TO THE OBLIGATIONS OF ALL THE PARTIES

     The respective obligations of the Parties to effect the Transactions shall be subject to satisfaction or waiver of the following conditions at or prior to the Closing Date:

          (a) All corporate action necessary to authorize the execution, delivery and performance of the Transaction Documents and the consummation of the Transactions shall have been duly and validly taken;

          (b) The Parties shall have received all regulatory approvals required or mutually deemed necessary in connection with the Transactions, all notice periods and waiting periods required after the granting of any such approvals shall have passed and all conditions contained in any such approval required to have been satisfied prior to consummation of the Transactions shall have been satisfied, provided that no such approval shall have imposed any condition or requirement not reasonably foreseen as of the date of this Agreement that would, in the reasonable good faith opinion of the Board of Directors of CFX, materially and adversely affects the anticipated economic and business benefits to CFX of the Transactions as to render consummation of the Transactions inadvisable, provided that no condition or requirement that relates primarily to regulatory matters existing at the date hereof with respect to CFX's business or activities shall be deemed to affect the business, operations, financial condition, property or assets of the combined enterprise or of Portsmouth or otherwise materially impair the value of Portsmouth to CFX;

          (c) One of the following shall have occurred:

             (i) a Registration Statement (including any post-effective amendment thereto) shall have been filed with the SEC and shall be effective under the Securities Act, and no proceeding shall be pending or to the knowledge of CFX threatened by the SEC to suspend the effectiveness of such Registration Statement;

             (ii) the Parties shall have received a "no-action" letter from the staff of the SEC stating that, by reason of the exemption afforded by
        Section 3(a)(10) of the Securities Act, it will not recommend any enforcement action to the SEC with respect to the issuance of CFX Common Stock in exchange for Portsmouth Common Stock in connection with the Share Exchange without registration thereof under the Securities Act and that such shares do not constitute "restricted securities"; or

             (iii) the Parties shall have received an opinion of counsel to CFX reasonably satisfactory to the Parties to the effect that the issuance of CFX Common Stock in exchange for Portsmouth Common Stock in connection with the Share Exchange is exempt from the registration provisions of the Securities Act by reason of the exemption afforded by
        Section 3(a)(10) thereof and that such shares do not constitute "restricted securities";

          (d) CFX shall have received all state securities or "Blue Sky" permits or other authorizations, or confirmations as to the availability of an exemption from registration requirements as may be necessary;

          (e) To the extent that any lease, license, loan, financing agreement or other contract or agreement to which Portsmouth is a party requires the consent of or waiver from the other party thereto as a result of the Transactions, such consent or waiver shall have been obtained, unless the failure to obtain such consents or waivers, individually or in the aggregate, would not have a Material Adverse Effect on the Portsmouth Entities;

          (f) None of the Parties shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Transactions;

          (g) The shares of CFX Common Stock that may be issued in the Share Exchange shall have been approved for listing on the AMEX, subject to official notice of issuance; and

          (h) Portsmouth and CFX shall have received an opinion of Arnold & Porter, reasonably satisfactory to tax counsel for Portsmouth, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing on the Effective Date:

             1. the Share Exchange shall either constitute a reorganization for federal income tax purposes within the meaning of Section 368(a) of the Code or be treated as part of a reorganization within the meaning of
        Section 368(a) of the Code;

             2. no gain or loss will be recognized by a shareholder of Portsmouth who exchanges all of the shareholder's Portsmouth Common Stock solely for CFX Common Stock in the Share Exchange (except with respect to cash received in lieu of a fractional share interest in CFX Common Stock);

             3. the tax basis of the CFX Common Stock received by a shareholder who exchanges all of the shareholder's Portsmouth Common Stock solely for CFX Common Stock in the Share Exchange will be the same as the tax basis of the Portsmouth Common Stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest for which cash is received); and

             4. the holding period of the shares of CFX Common Stock to be received by a shareholder of Portsmouth will include the period during which such shareholder held the shares of Portsmouth Common Stock surrendered in exchange therefor, provided the Portsmouth Common Stock surrendered is held as a capital asset on the Effective Date.

     Each Party shall provide, in writing, a statement of facts, representations and assumptions on which Arnold & Porter may rely in rendering its opinion, which facts, representations and assumptions shall reflect the state of facts existing on the Effective Date.

5.2.  CONDITIONS PRECEDENT TO THE OBLIGATIONS OF PORTSMOUTH AND PORTSMOUTH BANK

     The obligations of Portsmouth and Portsmouth Bank to effect the Transactions shall be subject to satisfaction of the following additional conditions at or prior to the Closing Date unless waived by Portsmouth pursuant to Section 6.4 hereof:

          (a) The representations and warranties of CFX and CFX Bank set forth in Article 3 hereof shall be true and correct in all material respects as of the date of this Reorganization Agreement and as of the Closing Date as though made on and as of the Closing Date (or on the date when made in the case of any representation and warranty which specifically relates to an earlier date), except as otherwise contemplated or permitted by this Reorganization Agreement or consented to in writing by Portsmouth;

          (b) CFX and CFX Bank shall have in all material respects performed all obligations and complied with all covenants required by the Transaction Documents prior to the Effective Date;

          (c) CFX and CFX Bank each shall have delivered to Portsmouth a certificate, dated the Closing Date and signed by its President or Chief Financial Officer to the effect that the conditions set forth in paragraphs
     (a) and (b) of this section have been satisfied; and

          (d) Portsmouth shall have received an opinion of Devine, Millimet & Branch, counsel to CFX, dated the Closing Date, as to such matters as Portsmouth may reasonably request with respect to the Transactions.

5.3.  CONDITIONS PRECEDENT TO THE OBLIGATIONS OF CFX AND CFX BANK

     The respective obligations of CFX to effect the Transactions shall be subject to satisfaction of the following additional conditions at or prior to the Closing Date unless waived by CFX pursuant to Section 6.4 hereof:

          (a) The representations and warranties of Portsmouth and Portsmouth Bank set forth in Article 2 hereof shall be true and correct in all material respects as of the date of this Reorganization Agreement and as of the Closing Date as though made on and as of the Closing Date (or on the date when made in the case of any representation and warranty which specifically relates to an earlier date), except as otherwise contemplated or permitted by this Reorganization Agreement or consented to in writing by CFX; provided, however, that (i) in determining whether or not the condition contained in this paragraph (a) shall be satisfied, no effect shall be given to any exceptions in such representations and warranties relating to materiality or Material Adverse Effect, and (ii) the condition contained in this paragraph (a) shall be deemed to be satisfied unless the failure of such representations and warranties to be so true and correct constitute, individually or in the aggregate, a Material Adverse Effect on Milford;

          (b) Portsmouth and Portsmouth Bank shall have, in all material respects, performed all obligations and complied with all covenants required by the Transaction Documents;

          (c) Portsmouth and Portsmouth Bank each shall have delivered to CFX a certificate, dated the Closing Date and signed by its President and Chief Executive Officer to the effect that the conditions set forth in paragraphs
     (a) and (b) of this section have been satisfied;

          (d) No event shall have occurred that shall preclude the Transactions from being accounted for as a pooling of interests;

          (e) The Rights issued pursuant to the Portsmouth Rights Agreement shall not have become nonredeemable, exercisable, distributed or triggered pursuant to the terms of such agreement (unless, in the case of a distribution or trigger, the effects can be cured by Portsmouth);

          (f) CFX shall have received from Shatswell, MacLeod & Co. a "comfort letter" dated not more than five days prior to (i) the effective date of the Registration Statement, if any, and, otherwise, the mailing date of the Proxy Statement, and (ii) the Closing Date, with respect to certain financial information regarding Portsmouth, in form and substance which is customary in transactions such as the Transactions; and

          (g) CFX shall have received an opinion of Hale and Dorr LLP, counsel to Portsmouth, dated the Closing Date, as to such matters as CFX may reasonably request with respect to the Transactions. In rendering such opinion, Hale and Dorr LLP may rely as to certain matters of New Hampshire law on an opinion of a law firm Previously Disclosed to CFX.

                                   ARTICLE 6.
                       TERMINATION, WAIVER AND AMENDMENT

6.1.  TERMINATION

     This Reorganization Agreement and the other Transaction Documents (other than the Stock Option Agreement, which shall be governed by the terms thereof) may be terminated, either before or after approval by the shareholders of CFX and Portsmouth:

          (a) At any time on or prior to the Effective Date, by the mutual consent in writing of the Parties;

          (b) At any time on or prior to the Closing Date, by CFX in writing, if Portsmouth or Portsmouth Bank has, or by Portsmouth in writing, if CFX or CFX Bank has, in any material respect, breached, and the Party seeking to terminate the Transaction Documents has not, in any material respect, breached (i) any covenant or agreement contained in the Transaction Documents, or (ii) any representation or warranty contained herein, and in either case if such breach has not been cured by the earlier of 30 days after the date on which written notice of such breach is given to the Party committing such breach or the Closing Date (unless the breach, by its nature, is curable within 30 days after the date of written notice thereof and such 30-day cure period extends beyond the Closing Date, in which case the Closing Date shall be delayed to permit the cure of the breach by the breaching Party within such 30-day cure period);

          (c) At any time, by any Party in writing, if the applications for prior approval or consents referred to in Section 4.3 hereof have been denied, and the time period for appeals and requests for reconsideration has run, or if any governmental entity of competent jurisdiction shall have issued a final non-appealable order enjoining or otherwise prohibiting the Transactions or any of them;

          (d) At any time, by any Party in writing, if the shareholders of CFX or Portsmouth do not approve the Transactions at the annual or special meetings duly called for that purpose;

          (e) By any Party in writing, if the Closing Date has not occurred by the close of business on February 13, 1998 (the "Termination Date"), unless the failure of the Closing to occur by such date shall be due to the failure of the Party seeking to terminate this Reorganization Agreement and the other Transaction Documents to perform or observe the covenants and agreements set forth herein, provided that the Termination Date may be extended until May 13, 1998 by any Party by written notice to the other Parties (given not later than January 13, 1998) if the Closing shall not have occurred because of failure to obtain approval from one or more regulatory authorities whose approval is required in connection with this Reorganization Agreement and the Transactions under circumstances in which neither party has the right to terminate this Reorganization Agreement pursuant to Section 6.1(c) hereof; or

          (f) By Portsmouth, if (i) the CFX Price (as that term is defined in the Plan of Exchange) is less than the Floor Price (as that term is defined in the Plan of Exchange), (ii) Portsmouth provides written notice to CFX prior to the third business day immediately preceding the Closing Date of its intent to terminate this Reorganization Agreement and the other Transaction Documents (other than the Stock Option Agreement) pursuant to this Section 6.1(f), and (iii) CFX does not elect prior to the close of business on the business day immediately preceding the Closing Date to increase the Exchange Ratio (as that term is defined in the Plan of Exchange) to the Cure Ratio (as that term is defined in the Plan of Exchange).

6.2.  EFFECT OF TERMINATION

     In the event this Reorganization Agreement and the other Transaction Documents are terminated pursuant to Section 6.1 hereof, the Transaction Documents (other than the Stock Option Agreement) shall become void and have no effect, except that (i) the provisions relating to confidentiality, expenses and governing law set forth in Sections 4.5, 7.1 and 7.7 hereof, respectively, shall survive any such termination and

(ii) a termination pursuant to Section 6.1(b)(i) shall not relieve the breaching Party from liability for an uncured willful breach of such covenant or agreement giving rise to such termination.

6.3.  NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS

     All representations, warranties and covenants in this Reorganization Agreement and the other Transaction Documents or in any instrument delivered pursuant hereto or thereto shall expire on, and be terminated and extinguished at, the Effective Date other than covenants that by their terms are to survive or be performed after the Effective Date, provided that no such representations, warranties or covenants shall be deemed to be terminated or extinguished so as to deprive any Party (or any director, officer or controlling person thereof) of any defense in law or equity which otherwise would be available against the claims of any person, including, without limitation, any shareholder or former shareholder of either CFX or Portsmouth, the aforesaid representations, warranties and covenants being material inducements to the consummation by the Parties of the Transactions.

6.4.  WAIVER

     Except with respect to any required shareholder or regulatory approval, CFX and Portsmouth, respectively, by written instrument signed by an executive officer of such Party, may at any time (whether before or after approval of the Transaction Documents by the shareholders of CFX and Portsmouth) extend the time for the performance of any of the obligations or other acts of the Portsmouth Entities, on the one hand, or the CFX Entities, on the other hand, and may waive
(i) any inaccuracies of the Parties in the representations or warranties contained in the Transaction Documents or any document delivered pursuant hereto or thereto, (ii) compliance with any of the covenants, undertakings or agreements of the Parties, or satisfaction of any of the conditions precedent to its obligations, contained in the Transaction Documents, or (iii) the performance by such parties of any of its obligations set out herein or therein; provided, however, that, after any such approval by the shareholders of Portsmouth, no such modification shall (i) alter or change the amount or kind of consideration to be received by holders of Portsmouth Common Stock as provided in the Plan of Exchange, or (ii) adversely affect the tax treatment to Portsmouth shareholders as a result of the receipt of such consideration.

6.5.  AMENDMENT OR SUPPLEMENT

     The Transaction Documents may be amended or supplemented at any time by mutual agreement of the parties thereto. Any such amendment or supplement must be in writing and approved by their respective boards of directors and/or officers authorized thereby and shall be subject to the proviso in Section 6.4 hereof.

                                   ARTICLE 7.
                                 MISCELLANEOUS

7.1.  EXPENSES

     Each Party shall bear and pay all costs and expenses incurred by it in connection with the Transactions, including fees and expenses of its own financial consultants, accountants and counsel, except that CFX and Portsmouth each shall bear and pay 50 percent of all printing and mailing costs and filing fees associated with the Registration Statement, if required, and the Proxy Statements.

7.2.  ENTIRE AGREEMENT

     The Transaction Documents contain the entire agreement between the parties with respect to the Transactions and supersede all prior arrangements or understandings with respect thereto, written or oral, other than documents referred to herein or therein and the Confidentiality Agreement. The terms and conditions of the Transaction Documents shall inure to the benefit of and be binding upon the Parties and thereto and their respective successors. Except as specifically set forth in the Transaction Documents, nothing in the Transaction Documents, expressed or implied, is intended to confer upon any person, other than the Parties, and their respective successors, any rights, remedies, obligations or liabilities.

7.3.  NO ASSIGNMENT

     No Party may assign any of its rights or obligations under this Reorganization Agreement to any other person.

7.4.  NOTICES

     All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by facsimile transmission or overnight express or by registered or certified mail, postage prepaid, addressed as follows:

          If to Portsmouth or Portsmouth Bank:

           Portsmouth Bank Shares, Inc.
           333 State Street
           Portsmouth, N.H. 03802
           Attention: Mark E. Simpson
           Facsimile No.: 603-431-2322

          With a copy to:

           Hale and Dorr LLP
           60 State Street
           Boston, MA 02109
           Attention: Edward Young, Esquire
           Facsimile No.: 617-526-5000

          If to CFX or CFX Bank:
           CFX Corporation
           102 Main Street
           Keene, N.H. 03431
           Attention: Mark A. Gavin
           Facsimile No.: 603-358-5028

          With a copy to:

           Arnold & Porter
           555 Twelfth Street, N.W.
           Washington, D.C. 20004
           Attention: Steven Kaplan, Esquire
           Facsimile No.: 202-942-5999

7.5.  CAPTIONS

     The captions contained in this Reorganization Agreement are for reference purposes only and are not part of this Reorganization Agreement.

7.6.  COUNTERPARTS

     This Reorganization Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

7.7.  GOVERNING LAW

     This Reorganization Agreement shall be governed by and construed in accordance with the laws of the State of New Hampshire applicable to agreements made and entirely to be performed within such jurisdiction, except to the extent federal law may be applicable.

     IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have caused this Agreement and Plan of Reorganization to be executed in counterparts by their duly authorized officers and their corporate seal to be hereunto affixed and attested by their officers thereunto duly authorized, all as of the day and year first above written.

                                          PORTSMOUTH BANK SHARES, INC.

                                          By:
                                            ------------------------------------
                                            Harry R. Hart
                                            President and Chief Executive
                                              Officer

                                          PORTSMOUTH SAVINGS BANK

                                          By:
                                            ------------------------------------
                                            Harry R. Hart
                                            Chairman and Chief Executive Officer

                                          CFX CORPORATION

                                          By:
                                            ------------------------------------
                                            Peter J. Baxter,
                                            President and Chief Executive
                                              Officer

                                          CFX BANK

                                          By:
                                            ------------------------------------
                                            Peter J. Baxter,
                                            President and Chief Executive
                                              Officer

                                    ANNEX A
                             PLAN OF SHARE EXCHANGE

     PURSUANT TO THIS PLAN OF SHARE EXCHANGE (this "Plan of Exchange"), dated as of February 13, 1997, CFX CORPORATION ("CFX"), a New Hampshire corporation, shall, subject to the terms and conditions specified herein and in a related Agreement and Plan of Reorganization dated as of even date herewith (the "Reorganization Agreement"), acquire through a share exchange all the outstanding shares of PORTSMOUTH BANK SHARES, INC. ("Portsmouth"), a New Hampshire corporation.

                                   ARTICLE 8.
                                 SHARE EXCHANGE

     8.1. On the Effective Date (as hereinafter defined), each share of common stock of Portsmouth, par value $0.10 per share ("Portsmouth Common Stock"), outstanding immediately prior to the Effective Date (except as provided in Paragraphs 4, 7 and 8 of this Article), including each attached right issued pursuant to the Portsmouth Rights Agreement (as defined in Section 2.1(a) of the Reorganization Agreement), shall be converted without any action on the part of the holder thereof into an amount of common stock, par value $0.66 2/3 per share, of CFX ("CFX Common Stock") equal to one share multiplied by the Exchange Ratio as determined below (rounded to the nearest four decimal places).

     8.2. As used herein, the term "CFX Price" shall mean the average closing price of CFX Common Stock on the American Stock Exchange (as reported by The Wall Street Journal) for the ten consecutive trading days ending on the business day before the date on which the last regulatory approval required to consummate the transactions contemplated by this Plan of Exchange and the Reorganization Agreement is obtained.

     8.3.  For purposes of this Plan of Exchange, the Exchange Ratio shall be:

          (a) 0.9500, if the CFX Price is greater than $17.375;

          (b) $16.50 ? the CFX Price, if the CFX Price is greater than $15.70 and is no greater than $17.375; or

          (c) 1.0500, if the CFX Price is no greater than $15.70; provided, however, that the Exchange Ratio shall be $14.91 ? the CFX Price (the "Cure Ratio"), if the CFX Price is $14.20 (the "Floor Price") or less and CFX has elected to increase the Exchange Ratio in accordance with Section 6.1(f) of the Reorganization Agreement.

     8.4. On the Effective Date, all shares of Portsmouth Common Stock held in the treasury of Portsmouth or owned beneficially by any subsidiary of Portsmouth other than in a fiduciary capacity or in connection with a debt previously contracted and all shares of Portsmouth Common Stock owned by CFX or owned beneficially by any subsidiary of CFX other than in a fiduciary capacity or in connection with a debt previously contracted shall be canceled and no cash, stock or other property shall be delivered in exchange therefor.

     8.5. (a) Prior to the Effective Date, CFX shall appoint a bank, trust company or other stock transfer agent selected by CFX as the exchange agent (the "Exchange Agent") to effect the exchange of certificates evidencing shares of Portsmouth Common Stock (any such certificate being hereinafter referred to as a "Certificate") for shares of CFX Common Stock to be received in the share exchange. On the Effective Date, CFX shall have granted the Exchange Agent the requisite power and authority to effect for and on behalf of CFX the issuance of the number of shares of CFX Common Stock issuable in the share exchange.

     (b) Within five business days after the Effective Date, the Exchange Agent shall mail to each holder of record of Portsmouth Common Stock as of the Effective Date a notice of consummation of the share exchange and a form of transmittal letter pursuant to which each such shareholder shall transmit the Certificate or Certificates, or, in lieu thereof, such evidence of lost, stolen or mutilated Certificate or Certificates and such surety bond as the Exchange Agent may reasonably require in accordance with customary exchange practices. Portsmouth shareholders who satisfy such requirements for lost, stolen or mutilated certificates shall for purposes of the exchange procedures set forth herein be deemed to have submitted Certificates for Portsmouth Common Stock. As soon as practicable after surrender of such Certificate to the Exchange Agent with a properly completed transmittal letter, the Exchange Agent will promptly mail by first class mail to such shareholder a certificate or certificates representing the number of full shares of CFX Common Stock into which the shares of Portsmouth Common Stock evidenced by the Certificate surrendered shall have been converted pursuant to this Plan of Exchange.

     (c) The Exchange Agent shall accept such Certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with customary exchange practices. Until so surrendered, each Certificate shall be deemed for all purposes to evidence ownership of the number of shares of CFX Common Stock into which the shares represented by such Certificates have been changed or converted as aforesaid. No dividends or other distributions declared after the Effective Date with respect to CFX Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Article I. After the surrender of a Certificate in accordance with this Article I, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of CFX Common Stock represented by such Certificate.

     (d) No transfer taxes shall be payable by any shareholders of Portsmouth in respect of the issuance of certificates for CFX Common Stock and no expenses shall be imposed on any shareholder of Portsmouth in connection with the conversion of shares of Portsmouth Common Stock into shares of CFX Common Stock and the delivery of such shares to the former holder of Portsmouth Common Stock entitled thereto, except that, if any certificate for shares of CFX Common Stock is to be issued in a name other than that in which a certificate or certificates for shares of Portsmouth Common Stock surrendered shall have been registered, it shall be a condition to such issuance that the person requesting such issuance shall pay to CFX any transfer taxes payable by reason thereof or of any prior transfer of such surrendered certificate or certificates or establish to the reasonable satisfaction of the Exchange Agent that such taxes have been paid or are not payable.

     (e) Certificates surrendered for exchange by any person who is an "affiliate" of Portsmouth for purposes of Rule 145(c) under the Securities Act of 1933, as amended, shall not be exchanged for certificates representing shares of CFX Common Stock until CFX has received the written agreement of such person contemplated by Section 4.9 of the Reorganization Agreement. If any certificate for shares of Portsmouth Common Stock is to be issued in a name other than that in which a certificate surrendered for exchange is issued, the certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and the person requesting such exchange shall affix any requisite stock transfer tax stamps to the certificate surrendered or provide funds for their purchase or establish to the reasonable satisfaction of CFX or its agent that such taxes are not payable.

     8.6. Upon the Effective Date, the stock transfer books of Portsmouth shall be closed and no transfer of Portsmouth Common Stock shall thereafter be made or recognized. Any other provision of this Plan of Exchange notwithstanding, neither CFX or its agent nor any party to the share exchange shall be liable to a holder of Portsmouth Common Stock for any amount paid or property delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar law.

     8.7. In the event that, between the date hereof and prior to the Effective Date, the outstanding shares of CFX Common Stock or Portsmouth Common Stock shall have been increased, decreased or changed into or exchanged for a different number or kind of shares or securities by reorganization, recapitalization, reclassification, stock split or other like changes in the capitalization of CFX or Portsmouth, or if a stock dividend is declared on CFX Common Stock or Portsmouth Common Stock with a record date within such period, then an appropriate and proportionate adjustment shall be made in the number and kind of shares of CFX Common Stock to be thereafter delivered pursuant to this Plan of Exchange, and the dollar amounts and the Exchange Ratio set forth in
Section 3 of this Article I, so that each shareholder of Portsmouth shall be entitled to receive such number of shares of CFX Common Stock or other securities as such shareholder would have received pursuant to such reorganization, recapitalization, reclassification, stock split, exchange or shares or readjustment or other like changes in the capitalization of CFX or Portsmouth, or as a result of a stock dividend on CFX Common Stock or Portsmouth Common Stock, had the record date therefor been immediately following the Effective Date.

     8.8. Notwithstanding any other provision hereof, each holder of shares, or of options to purchase shares, of Portsmouth Common Stock who would otherwise have been entitled to receive a fraction of a share of CFX Common Stock (after taking into account all Certificates delivered by such holder or all shares such holder is entitled to receive in accordance with Article III hereof) shall receive (by check from the Exchange Agent, mailed to the shareholder with the certificate(s) for CFX Common Stock which such holder is to receive pursuant to the share exchange), in lieu thereof, cash in an amount equal to such fractional part of a share of CFX Common Stock multiplied by the "market value" of such Common Stock. The "market value" of one share of CFX Common Stock shall be the closing price of CFX Common Stock on the American Stock Exchange (as reported by The Wall Street Journal) on the last business day preceding the Effective Date. No such holder shall be entitled to dividends, voting rights or any other shareholder right in respect of any fractional share.

     8.9. On the Effective Date, the share exchange contemplated hereby shall have the effect set forth in Section 293-A:11.06 of the New Hampshire Revised Statutes Annotated.

                                   ARTICLE 9.
                               DISSENTERS' RIGHTS

     Notwithstanding anything in this Plan of Exchange to the contrary and unless otherwise provided by applicable New Hampshire law, shares of Portsmouth Common Stock that are issued and outstanding immediately prior to the Effective Date and that are owned by stockholders who, pursuant to applicable New Hampshire law, (1) deliver to Portsmouth before the taking of the vote of Portsmouth's stockholders on the Plan of Exchange a written notice of their intent to demand payment for their shares of Portsmouth Common Stock if the share exchange is effectuated, and (2) do not vote their shares in favor of this Plan of Exchange (the "Dissenting Shares"), shall not be converted into the right to receive, or be exchangeable for, shares of CFX Common Stock, but, instead, the holders of such Dissenting Shares shall be entitled to payment of the fair value of such Dissenting Shares, plus accrued interest, in accordance with applicable New Hampshire law. If any holders of Portsmouth Common Stock shall have failed to perfect or shall have effectively withdrawn, waived or lost the right to dissent from the share exchange and to receive the fair value of such shares as provided under applicable New Hampshire law, the shares of Portsmouth Common Stock held by such holder shall be deemed to have been converted into and be exchangeable for shares of CFX Common Stock on the Effective Date.

                                  ARTICLE 10.
                                 STOCK OPTIONS

     On the Effective Date, Portsmouth's obligations with respect to stock options granted under its Revised 1987 Stock Option and Stock Appreciation Rights Plan (the "Option Plan") shall be assumed by CFX and each stock option outstanding under the Option Plan shall become the right to receive (except as provided in Paragraph 8 of Article I hereof), upon payment of the exercise price, the number of shares of CFX Common Stock equal to the number of shares of Portsmouth Common Stock subject to such option multiplied by the Exchange Ratio as determined pursuant to Section 3 of Article I hereof; provided that (1) in respect of any stock option which is an "incentive stock option" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), the conversion hereinabove provided for shall comply with the requirements of Section 424(a) of the Code, including the requirement that such converted options shall not give to the holder thereof any benefits additional to those which such holder had prior to such conversion under the option as originally granted, and (2) under no circumstances shall CFX have any responsibility or liability with respect to any stock appreciation rights referred to in connection with grants of stock options under the Option Plan.

                                  ARTICLE 11.
                      EFFECTIVE DATE OF THE SHARE EXCHANGE

     Articles of share exchange evidencing the transactions contemplated herein shall be delivered to the New Hampshire Secretary of State in accordance with applicable New Hampshire law. The share exchange contemplated hereby shall be effective at the time and on the date specified in such articles of share exchange (such date and time being herein referred to as the "Effective Date").

                                  ARTICLE 12.
                              CONDITIONS PRECEDENT

     The obligations of CFX and Portsmouth to effect the share exchange as herein provided shall be subject to satisfaction, unless duly waived, of the conditions set forth in the Reorganization Agreement.

                                  ARTICLE 13.
                                  TERMINATION

     Anything contained in this Plan of Exchange to the contrary notwithstanding, and notwithstanding the adoption hereof by the shareholders of Portsmouth, this Plan of Exchange may be terminated and the share exchange abandoned as provided in the Reorganization Agreement.

                                  ARTICLE 14.
                                 MISCELLANEOUS

     14.1. This Plan of Exchange may be amended or supplemented at any time prior to its Effective Date by mutual agreement of CFX and Portsmouth. Any such amendment or supplement must be in writing and approved by their respective Boards of Directors and/or by officers authorized thereby and shall be subject to the proviso in Section 6.4 of the Reorganization Agreement.

     14.2. Any notice or other communication required or permitted under this Plan of Exchange shall be given, and shall be effective, in accordance with the provisions of the Reorganization Agreement.

     14.3. The headings of the several Articles herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Plan of Exchange.

     14.4. This Plan of Exchange shall be governed by and construed in accordance with the laws of New Hampshire applicable to the internal affairs of Portsmouth and CFX.

                                                                      APPENDIX B

                             STOCK OPTION AGREEMENT

     THIS STOCK OPTION AGREEMENT (this "Option Agreement"), dated as of February , 1997, is by and between PORTSMOUTH BANK SHARES, INC. ("Portsmouth"), a New Hampshire corporation, and CFX CORPORATION ("CFX"), a New Hampshire corporation.

                                   WITNESSETH

     WHEREAS, the respective Boards of Directors of Portsmouth and CFX have approved a Plan of Share Exchange (the "Plan of Exchange"), and the respective Boards of Directors of Portsmouth, Portsmouth Savings Bank, a New Hampshire state-chartered savings bank subsidiary of Portsmouth, CFX and CFX Bank, a New Hampshire state-chartered savings bank subsidiary of CFX, have approved an Agreement and Plan of Reorganization (the "Reorganization Agreement") and an Agreement and Plan of Merger (the "Plan of Merger" and, together with the Plan of Exchange, the Reorganization Agreement and certain other agreements contemplated by the Reorganization Agreement, the "Transaction Documents"), providing for certain transactions pursuant to which CFX would acquire all the outstanding capital stock of Portsmouth through a share exchange, Portsmouth would be merged with and into CFX, and Portsmouth Savings Bank, a wholly-owned New Hampshire state-chartered savings bank subsidiary of Portsmouth, would be merged with and into CFX Bank, a wholly-owned New Hampshire state-chartered savings bank subsidiary of CFX (collectively, the "Transactions");

     WHEREAS, as a condition to CFX's entry into the Transaction Documents and the Transactions, and to induce such entry, Portsmouth has agreed to grant CFX the option set forth herein to purchase authorized but unissued shares of Portsmouth Common Stock;

     NOW, THEREFORE, in consideration of the premises herein contained, the parties agree as follows:

1.  CERTAIN DEFINITIONS.

     (a) Capitalized terms used but not defined herein shall have the same meanings as in the Transaction Documents.

     (b) The term "Effective Date" shall have the meaning specified in the Reorganization Agreement.

     (c) The term "person" shall have the meanings specified in Sections 3(a)(9) and 13(d)(3) of the Exchange Act, and shall also include persons (other than Portsmouth, any Portsmouth subsidiary, CFX, or any CFX affiliate), who have entered into an agreement, arrangement or understanding (whether or not in writing), or who are acting in concert or with conscious parallel behavior, for the purpose of acquiring, holding, voting or disposing of any voting securities of Portsmouth (except pursuant solely to a revocable proxy given in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable provisions of the Exchange Act and the regulations promulgated thereunder).

     (d) The term "Purchase Event" shall mean any of the following events or transactions occurring after the date hereof:

          (1) any person (other than Portsmouth, any Portsmouth subsidiary, CFX, or any CFX affiliate) shall have commenced a bona fide tender or exchange offer to purchase shares of Portsmouth Common Stock such that upon consummation of such offer such person would own or control 10 percent or more of the outstanding shares of Portsmouth Common Stock;

          (2) any person (other than Portsmouth, any Portsmouth subsidiary, CFX, or any CFX affiliate), other than in connection with a transaction to which CFX has given its prior written consent, shall have filed an application or notice with any federal or state regulatory agency for clearance or approval, to (i) merge or consolidate, or enter into any similar transaction, with Portsmouth or any Portsmouth subsidiary, (ii) purchase, lease or otherwise acquire all or substantially all the assets of Portsmouth or any Portsmouth subsidiary, or (iii) purchase or otherwise acquire (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 10 percent or more of the voting power of Portsmouth or any Portsmouth subsidiary;

          (3) any person (other than Portsmouth, any Portsmouth subsidiary, subsidiaries of Portsmouth in a fiduciary capacity, CFX, affiliates of CFX, or subsidiaries of CFX in a fiduciary capacity) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10 percent or more of the outstanding shares of Portsmouth Common Stock (the term "beneficial ownership" for purposes of this Option Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act and the regulations promulgated thereunder);

          (4) any person (other than Portsmouth, any Portsmouth subsidiary, CFX or any CFX affiliate) shall have made a bona fide proposal to Portsmouth by public announcement or written communication that is or becomes the subject of public disclosure to (i) acquire Portsmouth or any Portsmouth subsidiary by merger, consolidation, purchase of all or substantially all its assets or any other similar transaction, or (ii) make an offer described in clause
     (1) above; or

          (5) Portsmouth shall have willfully breached any Specified Covenant (as defined below), which breach would entitle CFX to terminate the Transaction Documents (without regard to the cure periods provided for therein) and such breach shall not have been cured prior to the Notice Date (as defined below).

     (e) The term "Repurchase Event" shall mean any of the following:

          (1) any person (other than Portsmouth, any Portsmouth subsidiary, CFX, or any CFX affiliate) shall have acquired beneficial ownership of 25 percent or more of the outstanding shares of Portsmouth Common Stock; or

          (2) any person (other than CFX or any CFX affiliate) shall have entered into an agreement, arrangement or understanding (whether or not in writing) with Portsmouth or any Portsmouth subsidiary to (i) merge or consolidate, or enter into any similar transaction, with Portsmouth or any Portsmouth subsidiary, (ii) purchase, lease or otherwise acquire all or substantially all the assets of Portsmouth or any Portsmouth subsidiary, or
     (iii) purchase or otherwise acquire (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 25 percent or more of the voting power of Portsmouth or any Portsmouth subsidiary.

     (f) The term "Specified Covenant" shall mean any covenant contained in Sections 4.1, 4.2, 4.3, 4.4 or 4.8 or subsections (2), (3), (4), (5), (6), (7),
(12), (17) and, to the extent applicable to the foregoing subsections, (18) of
Section 4.7(b) of the Reorganization Agreement.

2.  GRANT OF OPTION.

     Subject to the terms and conditions set forth herein, Portsmouth hereby grants to CFX an option (the "Option") to purchase up to 1,142,000 shares of Portsmouth Common Stock at a price of $15.75 per share payable in cash as provided in Section 4 hereof; provided, however, that in the event Portsmouth issues or agrees to issue any shares of Portsmouth Common Stock in breach of its obligations under the Transaction Documents at a price less than $15.75 per share (as adjusted pursuant to Section 6 hereof), the exercise price shall be equal to such lesser price.

3.  EXERCISE OF OPTION.

     (a) If not then in material breach of the Transaction Documents, CFX may exercise the Option, in whole or part, at any time or from time to time if a Purchase Event shall have occurred and be continuing; provided that, to the extent the Option shall not have been exercised, it shall terminate and be of no further force and effect upon the earliest to occur of (i) the Effective Date,
(ii) termination of the Transaction Documents in accordance with the terms of the Reorganization Agreement before the occurrence of a

Purchase Event (other than a termination resulting from a willful breach by Portsmouth or Portsmouth Bank of any Specified Covenant contained in the Transaction Documents), or (iii) six months after the termination of the Transaction Documents if such termination follows the occurrence of a Purchase Event or is due to a willful material breach by Portsmouth or Portsmouth Bank of any Specified Covenant contained in the Transaction Documents; and provided further that any such exercise shall be subject to compliance with applicable provisions of law.

     (b) If more than one of the transactions giving rise to a Purchase Event is undertaken or effected, then all such transactions shall give rise only to one Purchase Event, which Purchase Event shall be deemed continuing for all purposes hereunder until all such transactions are abandoned.

     (c) In the event CFX wishes to exercise the Option, it shall send to Portsmouth a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of shares it will purchase pursuant to such exercise, and (ii) a place and date not earlier than three business days nor later than 30 business days from the Notice Date for the closing of such purchase (the "Closing Date"); provided that, if prior notification to or approval of any federal or state regulatory agency is required in connection with such purchase, CFX shall promptly file the required notice or application for approval and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification period has expired or been terminated or such approval has been obtained and any requisite waiting period shall have passed.

4.  PAYMENT AND DELIVERY OF CERTIFICATES.

     (a) At the closing referred to in Section 3 hereof, CFX shall pay to Portsmouth the aggregate purchase price for the shares of Portsmouth Common Stock purchased pursuant to the exercise of the Option in immediately available funds by a wire transfer to a bank account designated by Portsmouth.

     (b) At such closing, simultaneously with the delivery of cash as provided in subsection (a), Portsmouth shall deliver to CFX a certificate or certificates representing the number of shares of Portsmouth Common Stock purchased by CFX, and CFX shall deliver to Portsmouth a letter agreeing that CFX will not offer to sell, pledge or otherwise dispose of such shares in violation of applicable law or the provisions of this Option Agreement.

     (c) Certificates for Portsmouth Common Stock delivered at a closing hereunder may be endorsed with a restrictive legend which shall read substantially as follows:

          "The transfer of the shares represented by this certificate is subject to certain provisions of an agreement between the registered holder hereof and Portsmouth Bank Shares, Inc. and to resale restrictions arising under the Securities Act of 1933, as amended, a copy of which agreement is on file at the principal office of Portsmouth Bank Shares, Inc. A copy of such agreement will be provided to the holder hereof without charge upon receipt by Portsmouth Bank Shares, Inc. of a written request."

     It is understood and agreed that the above legend shall be removed by delivery of substitute certificate(s) without such legend if CFX shall have delivered to Portsmouth a copy of a letter from the staff of the SEC, or an opinion of counsel, in form and substance satisfactory to Portsmouth, to the effect that such legend is not required for purposes of the Securities Act and any applicable state securities laws and this Option Agreement.

5.  REPRESENTATIONS.

     Portsmouth hereby represents, warrants and covenants to CFX as follows:

          (a) Portsmouth shall at all times maintain sufficient authorized but unissued shares of Portsmouth Common Stock so that the Option may be exercised without authorization of additional shares of Portsmouth Common Stock.

          (b) The shares to be issued upon due exercise, in whole or in part, of the Option, when paid for as provided herein, will be duly authorized, validly issued, fully paid and nonassessable.

6.  ADJUSTMENT UPON CHANGES IN CAPITALIZATION.

     In the event of any change in Portsmouth Common Stock by reason of stock dividends, split-ups, recapitalizations, combinations, exchanges of shares or the like, the type and number of shares subject to the Option, and the purchase price per share, as the case may be, shall be adjusted appropriately. In the event that any additional shares of Portsmouth Common Stock are issued or otherwise become outstanding after the date of this Option Agreement (other than pursuant to this Option Agreement), the number of shares of Portsmouth Common Stock subject to the Option shall be adjusted so that, after such issuance, it equals 19.99 percent of the number of shares of Portsmouth Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option. Nothing contained in this Section 6 shall be deemed to authorize Portsmouth to breach any provision of the Transaction Documents.

7.  REGISTRATION RIGHTS.

     Portsmouth shall, if requested by CFX, as expeditiously as possible file a registration statement on a form of general use and available for use by Portsmouth under the Securities Act if necessary in order to permit or assist the sale or other disposition of the shares of Portsmouth Common Stock that have been acquired upon exercise of the Option in accordance with the intended method of sale or other disposition requested by CFX. CFX shall provide all information reasonably requested by Portsmouth for inclusion in any registration statement to be filed hereunder. Portsmouth will use its best efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 270 days from the day such registration statement first becomes effective as may be reasonably necessary to effect such sales or other dispositions. The obligations of Portsmouth hereunder to file a registration statement and to maintain its effectiveness may be suspended for one or more periods of time not exceeding 60 days in the aggregate if the Board of Directors of Portsmouth shall have determined that the filing of such registration statement or the maintenance of its effectiveness would require disclosure of non-public information that would materially and adversely affect Portsmouth. The first registration statement prepared under this Section 7 shall be at Portsmouth's expense except for underwriting commissions and the fees and disbursements of CFX's counsel attributable to the offering of Portsmouth Common Stock by CFX. The preparation of a second registration statement may be requested and effected hereunder at CFX's sole expense. In no event shall Portsmouth be required to effect more than two registrations hereunder. The filing of any registration statement hereunder may be delayed for such period of time as may reasonably be required to facilitate any public distribution by Portsmouth of Portsmouth Common Stock. If requested by CFX in connection with any registration, Portsmouth will become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements for parties similarly situated. In any such transaction Portsmouth and CFX will also agree to indemnify each other on customary terms with respect to any information provided by such party.

8.  REPURCHASE.

     (a) Subject to the giving of any notices and the receipt of any required approvals, at the request of CFX at any time commencing upon the occurrence of a Repurchase Event and ending nine months thereafter (the "Repurchase Period"), Portsmouth shall repurchase the Option (but not later than the termination of the Option pursuant to Section 3(a) hereof) from CFX together with any shares of Portsmouth Common Stock purchased by CFX pursuant thereto with respect to which CFX then has beneficial ownership, at a price (per share, the "Per Share Repurchase Price") equal to the sum of:

          (1) the exercise price paid by CFX for any shares of Portsmouth Common Stock acquired pursuant to the Option;

          (2) the difference between (A) the "market/tender offer" price for shares of Portsmouth Common Stock (defined as the higher of (x) the highest price per share at which a tender or exchange offer has been made or (y) the highest reported sale price for shares of Portsmouth Common Stock within that portion of the Repurchase Period preceding the date CFX gives notice of the required repurchase under this Section 8) and (B) the exercise price as determined pursuant to
     Section 2 hereof (subject to adjustment as provided in Section 6) multiplied by the number of shares of Portsmouth Common Stock with respect to which the Option has not been exercised, but only if the market/tender offer price is greater than such exercise price;

          (3) the difference between the market/tender offer price (as defined in Section 8(a)(2) hereof) and the exercise price paid by CFX for any shares of Portsmouth Common Stock purchased pursuant to the exercise of the Option, multiplied by the number of shares so purchased, but only if the market/tender offer price is greater than such exercise price; and

          (4) CFX's out-of-pocket expenses incurred in connection with the transactions contemplated by the Transaction Documents, including without limitation legal, accounting and investment banking fees, in an amount not to exceed $500,000.

     (b) In the event CFX exercises its rights under this Section 8, Portsmouth shall, within thirty business days thereafter, pay the required amount to CFX in immediately available funds and CFX shall surrender to Portsmouth the Option and the certificates evidencing the shares of Portsmouth Common Stock purchased thereunder and CFX shall warrant that it owns such shares and that the same are then free and clear of all liens, charges, claims, restrictions and encumbrances; provided that, if prior notification to any federal or state regulatory agency is required in connection with such purchase, Portsmouth shall promptly file the required notice or application for approval and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification period has expired or been terminated or such approval has been obtained and any requisite waiting period shall have passed.

9.  SEVERABILITY.

     If any term, provision, covenant or restriction contained in this Option Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Option Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Option will not permit the holder to acquire or Portsmouth to repurchase the full number of shares of Portsmouth Common Stock provided in Section 2 hereof (as adjusted pursuant to Section 6 hereof), it is the express intention of Portsmouth to allow the holder to acquire or to require Portsmouth to repurchase such lesser number of shares as may be permissible, without any amendment or modification hereof.

10.  MISCELLANEOUS.

     (a) Expenses. Except as otherwise provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

     (b) Entire Agreement. Except as otherwise expressly provided herein, this Option Agreement and the Transaction Documents contain the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. [Notwithstanding anything to the contrary contained in this Agreement, this Agreement and the Transaction Documents shall be deemed to amend the Confidentiality Agreement so as to permit CFX to enter into this Agreement and exercise all its rights hereunder, including its right to acquire Portsmouth Common Stock upon exercise of the Option.] The terms and conditions of this Option Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. Nothing in this Option Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Option Agreement, except as expressly provided herein.

     (c) Assignment. Other than as provided in Sections 7 and 8 hereof, neither of the parties hereto may assign any of its rights or obligations under this Option Agreement or the Option created hereunder to any other person, without the express written consent of the other party.

     (d) Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by overnight express or by registered or certified mail, postage prepaid, addressed as provided in the Reorganization Agreement. A party may change its address for notice purposes by written notice to the other party hereto.

     (e) Counterparts. This Option Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

     (f) Specific Performance. The parties agree that damages would be an inadequate remedy for a breach of the provisions of this Option Agreement by either party hereto and that this Option Agreement may be enforced by either party hereto through injunctive or other equitable relief.

     (g) Governing Law. This Option Agreement shall be governed by and construed in accordance with the laws of New Hampshire applicable to agreements made and entirely to be performed within such state and such federal laws as may be applicable.

     IN WITNESS WHEREOF, each of the parties hereto has executed this Option Agreement as of the day and year first written above.

                                          CFX CORPORATION

                                          By:
                                            ------------------------------------
                                            Peter J. Baxter
                                            President and Chief Executive
                                              Officer

                                          PORTSMOUTH BANK SHARES, INC.

                                          By:
                                            ------------------------------------
                                            Harry R. Hart
                                            President and Chief Executive
                                              Officer

                                                                      APPENDIX C

                           OPINION OF TUCKER ANTHONY

                                                                   June 18, 1997

Board of Directors
Portsmouth Bank Shares, Inc.
333 State Street
Portsmouth, NH 03802
Members of the Board:

     You have requested our opinion as to the fairness, from a financial point of view, of the consideration to be received by the holders of Portsmouth Bank Shares, Inc. ("Portsmouth" or the "Company") common stock par value $0.10 per share (the "Common Stock"), pursuant to the Agreement and Plan of Reorganization (the "Agreement") by and between the Company and CFX Corporation ("CFX"). On the Effective Date, as defined in the Agreement, Portsmouth will be merged with and into CFX (the "Merger") and each share of Common Stock held by Portsmouth's shareholders shall be converted into the number of CFX common shares equal to one share multiplied by the Exchange Ratio, as determined below. Specifically, the Exchange Ratio shall be: (a) 0.95 if the CFX Market Value is greater than $17.375; (b) $16.500 divided by the CFX Market Value if the CFX Market Value is less than $17.375 but greater than $15.700; or (c) 1.05 if the CFX Market Value is less than $15.700. The "CFX Market Value" shall represent the average closing price of CFX common stock as reported on ASE for the ten (10) consecutive trading days ending on the day before the last required regulatory approval is obtained.

     Tucker Anthony Incorporated ("Tucker Anthony") as part of its investment banking business is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for corporate and other purposes. We are acting as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a significant portion of which is payable upon the consummation of the Merger. In the ordinary course of our business, we may actively trade the securities of both the Company and CFX for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     In arriving at our opinion, we have among other things:

          (i) Reviewed the Agreement;

          (ii) Reviewed certain historical financial and other information concerning the Company for the five fiscal years ended December 31, 1995, and for the three quarters ended March 31, June 30, and September 30, 1996, including the Company's reports on Forms 10-K and 10-Q;

          (iii) Reviewed certain historical financial and other information concerning CFX for the five fiscal years ended December 31, 1995, and for the three quarters ended March 31, June 30, and September 30, 1996, including CFX's reports on Forms 10-K and 10-Q;

          (iv) Held discussions with the senior management of the Company and CFX with respect to their past and current financial performance, financial condition and future prospects;

          (v) Reviewed certain internal financial data, projections and other information of the Company and CFX including financial projections prepared by their respective managements;

          (vi) Analyzed certain publicly available information of other financial institutions that we deemed comparable or otherwise relevant to our inquiry, and compared the Company and CFX from a financial point of view with certain of these institutions;

          (vii) Compared the consideration to be received by the stockholders of the Company pursuant to the Agreement with the consideration received by stockholders in other acquisitions of financial institutions that we deemed comparable or otherwise relevant to our inquiry;

          (viii) Reviewed publicly available earnings estimates, historical trading activity and ownership data of the Common Stock and CFX common stock and considered the prospects for dividends and price movement in each; and

          (ix) Conducted such other financial studies, analyses and investigations and reviewed such other information as we deemed appropriate to enable us to render our opinion. In our review, we have also taken into account an assessment of general economic, market and financial conditions and certain industry trends and related matters.

     In our review and analysis and in arriving at our opinion we have assumed and relied upon the accuracy and completeness of all the financial information publicly available or provided to us by the Company and CFX and have not attempted to verify any of such information. We have assumed (i) that the financial projections of the Company provided to us with respect to the results of operations likely to be achieved by the Company have been prepared on a basis reflecting the best currently available estimates and judgments of the Company's management and advisors as to future financial performance and results and (ii) that such forecasts and estimates will be realized in the amounts and in the time periods currently estimated by management. We have also assumed, without independent verification, that the aggregate reserves for possible loan losses for the Company and CFX are adequate to cover such losses. We did not make or obtain any independent evaluations or appraisals of any assets or liabilities of the Company, CFX or any of their respective subsidiaries nor did we verify any of the Company's or CFX's books or records or review any individual loan credit files. Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated as of the date of this letter. This opinion is being furnished for the use and benefit of the Board of Directors of the Company and is not a recommendation to shareholders. Tucker Anthony has advised the Board that it does not believe any person other than the Board has the legal right to rely on the opinion and, absent any controlling precedent, would resist any assertion otherwise.

     Based upon and subject to the foregoing, it is our opinion that as of the date hereof the consideration to be received by the stockholders of the Company pursuant to the Agreement is fair to such stockholders from a financial point of view.

                                            Very truly yours,

                                            /s/ Tucker Anthony Incorporated

                                                                      APPENDIX D

                SECTIONS 293-A:13.01 THROUGH 293-A:13.31 OF THE
                    NEW HAMPSHIRE REVISED STATUTES ANNOTATED

                     NEW HAMPSHIRE BUSINESS CORPORATION ACT

                               DISSENTERS' RIGHTS

               A.  RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

     293-A:13.01 DEFINITIONS. -- In this subdivision:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under
RSA 293-A:13.02 and who exercises that right when and in the manner required by RSA 293-A:13.20 through 293-A:13.28.

     (3) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action, unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

     293-A:13.02 RIGHT TO DISSENT. -- (a) A shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

     (1) Consummation of a plan of merger to which the corporation is a party:

          (i) If shareholder approval is required for the merger by RSA 293-A:11.03 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

          (ii) If the corporation is a subsidiary that is merged with its parent under RSA 293-A:11.04.

     (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan.

     (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale.

     (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

          (i) Alters or abolishes a preferential right of the shares.

          (ii) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares.

          (iii) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities.

          (iv) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights.

          (v) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under RSA 293-A:6.04.

     (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (b) A shareholder entitled to dissent and obtain payment for his shares under this subdivision shall not challenge the corporate action creating his entitlement, unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

     293-A:13.03 DISSENT BY NOMINEES AND BENEFICIAL OWNERS. -- (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

     (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

          (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (2) He does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

                B.  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

     293-A:13.20 NOTICE OF DISSENTERS' RIGHTS. -- (a) If proposed corporate action creating dissenters' rights under RSA 293-A:13.02 is submitted to a vote at a shareholders' meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights under this subdivision and be accompanied by a copy of this subdivision.

     (b) If corporate action creating dissenters' rights under RSA 293-A:13.02 is taken without a vote of shareholders or by consent pursuant to RSA 293-A:7.04, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in RSA 293-A:13.22.

     293-A:13.21 NOTICE OF INTENT TO DEMAND PAYMENT. -- (a) If proposed corporate action creating dissenters' rights under RSA 293-A:13.02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

          (1) Shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

          (2) Shall not vote his shares in favor of the proposed action.

     (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this subdivision.

     293-A:13.22 DISSENTERS' NOTICE. -- (a) If proposed corporate action creating dissenters' rights under RSA 293-A:13.02 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of RSA 293-A:13.21.

     (b) The dissenters' notice shall be sent no later than 10 days after corporate action was taken, and shall:

          (1) State where the payment demand shall be sent and where and when certificates for certificated shares shall be deposited.

          (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received.

          (3) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not he acquired beneficial ownership of the shares before that date.

          (4) Set a date by which the corporation shall receive the payment demand, which date shall not be fewer than 30 nor more than 60 days after the date the notice is delivered.

          (5) Be accompanied by a copy of this subdivision.

     293-A:13.23 DUTY TO DEMAND PAYMENT. -- (a) A shareholder sent a dissenters' notice described in RSA 293-A:13.22 shall demand payment, certify whether he acquired beneficial ownership of the shares before the date required to be set forth, in the dissenter's notice pursuant to RSA 293-A:13.22(b)(3), and deposit his certificates in accordance with the terms of the notice.

     (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

     (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this subdivision.

     293-A:13.24 SHARE RESTRICTIONS. -- (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under RSA 293-A:13.26.

     (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

     293-A:13.25 PAYMENT. -- (a) Except as provided in RSA 293-A:13.27, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with RSA 293-A:13.23 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

     (b) The payment shall be accompanied by:

          (1) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (2) A statement of the corporation's estimate of the fair value of the shares;

          (3) An explanation of how the interest was calculated;

          (4) A statement of the dissenter's right to demand payment under RSA 293-A:13.28; and

          (5) A copy of this subdivision.

     293-A:13.26 FAILURE TO TAKE ACTION. -- (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it shall send a new dissenters' notice under RSA 293-A:13.22 and repeat the payment demand procedure.

     293-A:13.27 AFTER-ACQUIRED SHARES. -- (a) A corporation may elect to withhold payment required by RSA 293-A:13.25 from a dissenter, unless he was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

     (b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under RSA 293-A:13.28.

     293-A:13.28 PROCEDURE IF SHAREHOLDER DISSATISFIED WITH PAYMENT OR OFFER. --
(a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate, less any payment under RSA 293-A:13.25, or reject the corporation's offer under RSA 293-A:13.27 and demand payment of the fair value of his shares and interest due, if:

     (1) The dissenter believes that the amount paid under RSA 293-A:13.25 or offered under
RSA 293-A:13.27 is less than the fair value of his shares or that the interest due is incorrectly calculated;

     (2) The corporation fails to make payment under RSA 293-A:13.25 within 60 days after the date set for demanding payment; or

     (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

     (b) A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection (a) within 30 days after the corporation made or offered payment for his shares.

                        C.  JUDICIAL APPRAISAL OF SHARES

     293-A:13.30 COURT ACTION. -- (a) If a demand for payment under RSA 293-A:13.28 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (b) The corporation shall commence the proceeding in the superior court of the county where a corporation's principal office, or, if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decisions on the question of their value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (e) Each dissenter made a party to the proceeding is entitled to judgment:

          (1) For the amount, if any, by which the court funds the fair value of his shares, plus interest, exceeds the amount paid by the corporation; or,

          (2) For the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under RSA 293-A:13.27.

     293-A:13.31 COURT COSTS AND COUNSEL FEES. -- (a) The court in an appraisal proceeding commenced under RSA 293-A:13.30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under RSA 293-A:13.28.

     (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of RSA 293-A:13.20 through RSA 293-A:13.28.

          (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this subdivision.

     (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

                          PORTSMOUTH BANK SHARES, INC.

                                REVOCABLE PROXY

               THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

    The undersigned stockholder of Portsmouth Bank Shares, Inc. (the "Company") hereby authorizes Mark E. Simpson and Harry R. Hart and each of them singly, with full power of substitution, to vote and otherwise represent all of the shares of stock of the Company at the Special Meeting of Stockholders (the "Special Meeting") to be held at Yoken's Restaurant and Conference Center, Route 1, Portsmouth, New Hampshire 03801, on Thursday, July 31, 1997 at 10:00 a.m. local time, and any adjournments thereof.

    The undersigned may revoke this Proxy at any time before it is voted by filing with the secretary of the Company a written notice of revocation, by delivering to the Company a duly executed Proxy bearing a later date, or by attending the Special Meeting and voting in person. The undersigned stockholder hereby acknowledges receipt of the Notice of Special Meeting of Stockholders and Proxy Statement-Prospectus and hereby revokes any Proxy or Proxies heretofore given.

    This Proxy, when properly completed, will be voted in the manner directed herein by the undersigned stockholder. UNLESS CONTRARY DIRECTIONS ARE GIVEN, THIS PROXY WILL BE VOTED FOR PROPOSAL 1 AND IN ACCORDANCE WITH THE DETERMINATION, IF ANY, OF THE MAJORITY OF THE BOARD OF DIRECTORS AS TO ALL OTHER MATTERS OR OTHERWISE IN THE BEST JUDGMENT OF THE PERSON(S) NAMED ABOVE. ABSTENTIONS WILL BE COUNTED AS VOTES AGAINST PROPOSAL 1.

    IF YOU RECEIVE MORE THAN ONE PROXY CARD, PLEASE SIGN AND RETURN ALL CARDS IN THE ACCOMPANYING ENVELOPE.

    PLEASE VOTE AND SIGN ON OTHER SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

    Please sign this proxy exactly as your name appears on the books of the Company. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

HAS YOUR ADDRESS CHANGED?

------------------------------------------------------

------------------------------------------------------
DO YOU HAVE ANY COMMENTS?

------------------------------------------------------

------------------------------------------------------

    1. To approve and adopt the Agreement and Plan of Reorganization (the "Acquisition Agreement"), dated as of February 13, 1997, by and among the Company, the Company's wholly owned subsidiary Portsmouth Savings Bank, CFX Corporation ("CFX"), and CFX Bank, and each of the transactions contemplated thereby, pursuant to which Acquisition Agreement (and the related Plan of Share Exchange) all of the outstanding capital stock of the Company, par value $0.10 per share, would be acquired by CFX, and shareholders of the Company would receive shares of common stock of CFX, par value $0.66 2/3 per share, all as more fully described in the Proxy Statement-Prospectus of the Company and CFX.

            [ ]  FOR            [ ]  AGAINST            [ ]  ABSTAIN

    2. As determined by a majority of the Company's Board of Directors, the Proxies are authorized to vote upon such other matters as may properly come before the Special Meeting or any adjournments thereof.

PLEASE BE SURE TO SIGN AND DATE THIS PROXY.

Signature of Shareholder:                                                        Date:
                          ------------------------------------------------------      ------------------------------------
Signatures of Co-Owners:                                                         Date:
                         -------------------------------------------------------      ------------------------------------

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Sections 293-A:8.50-58 of the New Hampshire Business Corporation Act provide that a business corporation may indemnify directors and officers against liabilities they may incur in such capacities provided certain standards are met, including good faith and the belief that the particular action is in the best interests of the corporation. In general, this power to indemnify does not exist in the case of actions against a director or officer by or in the right of the corporation if the person entitled to indemnification shall have been adjudged to be liable to the corporation or in connection with a proceeding charging improper personal benefit. A corporation is required to indemnify directors and officers against expenses they may incur in defending actions against them in such capacities if they are successful on the merits or otherwise in the defense of such actions.

      The Bylaws of CFX provide for the mandatory indemnification of directors and officers in accordance with and to the full extent permitted by the laws of New Hampshire as in effect at the time of such indemnification. CFX has purchased directors' and officers' liability insurance covering certain liabilities which may be incurred by the officers and directors of CFX in connection with the performance of their duties.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

      An index of exhibits appears at page II-6, which is incorporated herein by reference.

ITEM 22. UNDERTAKINGS

      (a)   The undersigned Registrant hereby undertakes:

      1. To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

      2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

      The Registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

      The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Keene, State of New Hampshire, on June 13, 1997.


                                          CFX CORPORATION


                                          By /s/  Peter J. Baxter
                                             ------------------------------
                                             (Peter J. Baxter
                                              President and Chief
                                              Executive Officer)

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature                    Title                             Date


 *  Peter J. Baxter
--------------------------
Peter J. Baxter              President, Chief Executive        June 13, 1997
                             Officer and Director,
                             CFX Corporation (Principal
                             Executive Officer)


 *  Mark A. Gavin
--------------------------
Mark A. Gavin                Executive Vice President and      June 13, 1997
                             Chief Operating Officer, CFX
                             Corporation (Principal Operating
                             Officer)


 *  Gregg R. Tewksbury
--------------------------
Gregg R. Tewksbury           Chief Financial Officer, CFX      June 13, 1997
                             Corporation (Principal Financial
                             and Accounting Officer)


 *  Christopher W. Bramley
--------------------------
Christopher W. Bramley       President and Chief Executive     June 13, 1997
                             Officer, Safety Fund National
                             Bank; Director, CFX Corporation


 *  Richard F. Astrella
--------------------------
Richard F. Astrella          Director                          June 13, 1997

 *  William E. Aubuchon, III
--------------------------
William E. Aubuchon, III     Director                          June 13, 1997


 *  Richard B. Baybutt
--------------------------
Richard B. Baybutt           Director                          June 13, 1997


 *  Christopher V. Bean
--------------------------
Christopher V. Bean          Director                          June 13, 1997


 *  P. Kevin Condron
--------------------------
P. Kevin Condron             Director                          June 13, 1997


 *  Calvin L. Frink
--------------------------
Calvin L. Frink              Director                          June 13, 1997


 *  Eugene E. Gaffey
--------------------------
Eugene E. Gaffey             Director                          June 13, 1997


 *  David R. Grenon
--------------------------
David R. Grenon              Director                          June 13, 1997


 *  Elizabeth Sears Hager
--------------------------
Elizabeth Sears Hager        Director                          June 13, 1997


 *  Douglas S. Hatfield, Jr.
--------------------------
Douglas S. Hatfield, Jr.     Director                          June 13, 1997


 *  Philip A. Mason
--------------------------
Philip A. Mason              Director                          June 13, 1997


 *  Walter R. Peterson
--------------------------
Walter R. Peterson           Director                          June 13, 1997


 *  L. William Slanetz
--------------------------
L. William Slanetz           Director                          June 13, 1997


                             *By /s/ Peter J. Baxter
                                 -----------------------
                                 (Attorney-in-Fact)            June 13, 1997

                                INDEX OF EXHIBITS


Exhibit 2 Agreement and Plan of Reorganization (including related Plan of Share Exchange as Annex A), included as Appendix A to the Proxy Statement and incorporated herein by reference.

Exhibit 5 Opinion of Devine, Millimet & Branch, P.A., regarding the validity of CFX Common Stock being registered, filed herewith.

Exhibit 8               Tax opinion of Arnold & Porter, filed herewith.

Exhibit 23.1 Consent of Wolf & Company, P.C., independent auditors for CFX Corporation, filed herewith.

Exhibit 23.2 Consent of KPMG Peat Marwick LLP, independent auditors for Community Bankshares, Inc., filed herewith.

Exhibit 23.3 Consent of Shatswell, MacLeod & Co., independent auditors for Portsmouth Bank Shares, Inc., filed herewith.

Exhibit 23.4 Consent of Devine, Millimet & Branch, P.A., included in the opinion filed as Exhibit 5 hereto.

Exhibit 23.5 Consent of Arnold & Porter, included in the opinion filed as Exhibit 8 hereto.

Exhibit 23.6            Consent of Tucker Anthony Incorporated, filed herewith.

Exhibit 23.7 Consent of Mark E. Simpson, as required by Rule 438 under the Securities Act of 1933, filed herewith.

Exhibit 23.8 Consent of Robert W. Simpson, as required by Rule 438 under the Securities Act of 1933, filed herewith.

Exhibit 23.9 Consent of Timothy J. Connors, as required by Rule 438 under the Securities Act of 1933, filed herewith.

Exhibit 23.10 Consent of Douglas Crichfield, as required by Rule 438 under the Securities Act of 1933, filed herewith.

Exhibit 23.11 Consent of John N. Buxton, as required by Rule 438 under the Securities Act of 1933, filed herewith.

Exhibit 23.12 Consent of Seth A. Resnicoff, M.D., as required by Rule 438 under the Securities Act of 1933, filed herewith.

Exhibit 24 Powers of Attorney of certain directors and officers of CFX, filed herewith.

Exhibit 99.1 Form of Proxy relating to Portsmouth Bank Shares, Inc., filed herewith.

Exhibit 99.2 Stock Option Agreement, included as Appendix B to the Proxy Statement and incorporated herein by reference.